UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2010

(Commission File No. 001-34429),

PAMPA ENERGIA S.A.
(PAMPA ENERGY INC.)

Argentina
(Jurisdiction of incorporation or organization)

Ortiz de Ocampo 3302
Building #4
C1425DSR
Buenos Aires
Argentina
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No ___X___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

2009 Annual Report
Contents

1.	Our Objectives and Strategy
2.	Corporate Governance
3.	Our Shareholders / Stock Price Behavior
4.	Macroeconomic Context
5.	The Argentine Electricity Market
6.	Relevant Events of the Fiscal Year
7.	Description of Our Assets
8.	Human Resources
9.	Corporate Responsibility
10.	Information Technology
11.	Environmental Management
12.	Results of Operations
13.	Dividend Policy
14.	The Board of Directors’ Proposal
Exhibit I Corporate Governance Report

2009 Annual Report

To the Shareholders of Pampa Energía S.A. (“Pampa” or “the Company”):

     In accordance with statutory and by-laws provisions currently in force, we submit to your consideration the Annual Report and the Financial Statements as of December 31, 2009 and for our sixty-sixth fiscal year then-ended.

1. Our Objectives and Strategy

     When the year 2009 came to a close, it found us satisfied with having successfully overcome the challenges envisaged for this year. Still on our way towards attaining our goal to become Argentina’s leading company in the supply of electricity under the Energía Plus scheme, we have made headway with the conversion of our Loma de la Lata thermal station into a combined cycle, planned to increase its current installed capacity by 178 MW. This expansion, estimated to be completed in the third quarter of 2010, will come on top of the 100 MW installed at Central Térmica Güemes in 2008 and will position Pampa as the Argentine company with the largest installed capacity available for the Energía Plus market. We believe that the commissioning of this project will mark a milestone for Pampa and significantly improve the generation of cash flows of our generation segment, with in an estimated annual EBITDA increase ranging between US$70 and US$75 million.

     Furthermore, in the year 2009 along with YPF we decided our first entrance in the natural gas sector, a primary resource for our thermal generation stations. In this respect, we accepted an offer to engage in the joint exploitation of the area known as Rincón del Mangrullo, situated in the Province of Neuquén, to help ensure the supply of natural gas for our thermal station Loma de la Lata. With Pampa being a major consumer of Argentine natural gas, consuming close to 7% of the country’s total consumption capacity, we believe that both this agreement and others being currently analyzed will be beneficial to guarantee the operations at our thermal stations, thus helping to improve our profitability.

     We also take pride in having leveraged the context of the global macroeconomic and financial crisis maximizing value for our shareholders. In this respect, throughout 2009 we continued with the repurchase of our own shares and at December 31, 2009 we had repurchased 13.9% of our capital stock at an average price of Ps. 0.97 per share. Although we did not book any profit for these transactions, at the close of the fiscal year, Pampa’s shares were traded at the Buenos Aires Stock Exchange at Ps. 1.80 per share, which translates into an 86% appreciation against our average repurchase price. Besides, the repurchase of our own shares allowed our shareholders to increase their ownership interest over Pampa’s strategic assets at a value equivalent to a 62% discount over the book value as of December 31, 2009, representative of the acquisition value of those assets.

     We also continued with the purchase, at a discount, of some of our subsidiaries’ Negotiable Obligations, having repurchased US$229 million in nominal value at an average price equivalent to 55% of this value during 2009. As a result of these transactions, we recognized a gain of Ps. 245 million, on top of the Ps. 190 million that had been recorded in 2008. At present, in the light of the appreciation in value of our subsidiaries’ notes and the smaller amount outstanding, less untapped opportunities remain for these repurchases. We believe that in addition to having led to the accounting profit already mentioned, this process will allow us to fund our future growth through the re-issuance of said debt thereby abstaining from increasing our capital stock at prices that we still consider to be undervalued.

     In 2009 we continued to work hard to fulfill the requirements imposed by the Securities and Exchange Commission (“SEC”) of the United States of America and the New York Stock Exchange (“NYSE”). Within this context, on October 9, 2009 Pampa’s American Depositary Shares (ADSs) started trading at NYSE under the PAM ticker, thereby honoring a commitment we had assumed with our shareholders some years back. We sincerely take pride in this milestone mostly when Pampa Energía is a young company whose track record as an electricity company only goes back to early 2006. Besides, this will not only allow us to increase the liquidity of our securities for the benefit of our shareholders, but will also compel us to continuously raise the bar of the standards that guide our management, management control and communication to be in line with the Sarbanes-OxleyActrequirements.

     Finally we want to highlight our efforts to contribute to the safe and stable supply of a demand that has been sustainably growing for the past years. In this regard, 2009 represented for the Argentine electrical system the seventh year of consecutive peak demand, with a demand of 19,566 MW, which is 39% above the peak recorded in 2001. In 2009 Pampa invested Ps.480 million in transmission and distribution network maintenance and upgrades, as well as Ps.589 million in our generation facilities, including the project to upgrade our Loma de la Lata thermal power station where the investment is estimated at US$216 million plus VAT. However, as of the date hereof, we are still awaiting the Full Tariff Reviews for our subsidiaries Edenor and Transener to allow them to attain reasonable profitability in line with international standards as well as a turnaround in the remuneration payable to our electricity generation facilities. Let us remind you that in the case of Edenor and according to the Memorandum of Understanding signed, the Full Tariff Review was scheduled to come into force on August 1, 2006, though that date was subsequently postponed twice, first to February 1, 2008 and then to February 1, 2009. By the same token, whilst Transener’s Full Tariff Review was expected to come into force in February 2006, this date was subject to two postponements, first to February 1, 2008 and then to February 1, 2009 and they are both pending now.

For the year 2010 our objectives and strategy will focus mainly on:

• Completing the expansion of Loma de la Lata thermal power plant, so as to start selling its output both to the Energía Plus market and to the Wholesale Electricity Market pursuant to the agreement entered into with CAMMESA in the framework of the Energy Secretariat’s Resolution No. 220/2007 (please see Paragraph 6.3.1 of this Annual Report for further information.)

• Identifying and developing new opportunities in the electrical and energy sectors particularly with regard to the oil and gas sector where we will seek to ensure the supply of natural gas for our thermal power plants.

• Continuing to improve our operating efficiency by leveraging on the synergies of our various businesses and optimizing our commercial, administrative and technical resources in our generation segment.

• Leveraging any improvement in the tariff structure of the electricity sector, where we sill continue with our negotiations to reestablish the tariff structures of our distribution and transmission segments and the recognition of the costs and margins of our generation assets.

• Optimizing our capital structure, placing special emphasis on any new opportunity arising in the market to fund our growth looking forward.

2. Corporate Governance

     In Pampa we believe that the best way of retaining and protecting our investors is to adopt and implement the best corporate governance practices which enable us to consolidate our position as one of the most transparent and reliable companies in the market.

     In this sense, we work at all times to incorporate these practices taking into account the international market trends and the local and international regulations in force which are applicable in terms of corporate governance.

     For further information on this matter, please see Exhibit I of this Annual Report where we have included the Corporate Governance Report required by our Code of Corporate Governance (hereinafter, “the Code”) implemented pursuant to General Resolution No. 516/2007 of the National Securities Commission (hereinafter “CNV”).

2.1 | Pampa’s Corporate Governance Structure

The Board of Directors

     The power to adopt decisions in the Company is vested in the Board of Directors. The Board of Directors is composed of nine directors and seven alternate directors, of whom four directors and two alternate directors are independent with the meaning attributed to “independence” by the criteria laid down by CNV’s rules. All our directors are elected for a term of three years and can be successively reelected, except for our independent directors, who cannot be reelected for successive terms.

     An internal control system has been set up according to the delegation of administration and arrangement of powers for directors and senior managers, in accordance with differentiated authority degrees.

     The directors who perform executive functions are entitled to a remuneration that must be approved by the Audit Committee, and they are required to sign exclusivity and non-competition agreements and to be holders of 45 million shares of the Company in order to exercise the warrants (“Warrants”) granted to them over shares of common stock of Pampa Energía S.A.. These provisions are designed to ensure a total alignment of interests of our management with those of the rest of Pampa’s shareholders.

At present, the composition of Pampa’s Board of Directors is as follows:

Name	Position	Independence
Marcos Marcelo Mindlin	Chairman	Non Independent
Damián Miguel Mindlin	Vice-Chairman	Non Independent
Gustavo Mariani	Director	Non Independent
Ricardo Alejandro Torres	Director	Non Independent
Diego Martín Salaverri	Director	Non Independent
Pablo Adrián Grigio Campana	Director	Independent
Diana Mondino	Director	Independent
Miguel Kiguel	Director	Independent
Alfredo Mac Laughlin	Director	Independent
Pablo Diaz	Alternate Director	Non Independent
Alejandro Mindlin	Alternate Director	Non Independent
Roberto Luis Maestretti	Alternate Director	Non Independent
Brian Henderson	Alternate Director	Non Independent
Silvestre Hernán Bisquert	Alternate Director	Independent
Gabriel Cohen	Alternate Director	Non Independent
Carlos Tovagliari	Alternate Director	Independent

Executive Officers

The table below offers certain information concerning our executive officers:

Name	Position	Year of
		Appointment
Marcos Marcelo Mindlin	Chairman	2006
Ricardo Alejandro Torres	Chief Executive Officer and Chief Generation Manager	2005
Damián Miguel Mindlin	Chief Investment Portfolio Manager	2006
Gustavo Mariani	Chief Business Development Manager	2006
Brian Henderson	Generation Technical Developments Manager	2007
Roberto Luis Maestretti	Finance and Administrative Manager	2007
Gabriel Cohen	Corporate Finance Manager	2007
Rubén Turienzo	Generation Commercial Manager	2007
Horacio Jorge Tomás Turri	New Business Development Manager	2008

The following table contains certain information concerning delegate officers who render services to Pampa:

Name	Position	Year of
		Appointment
Brian Henderson	Delegate Director in Transener	1997
Alejandro Mac Farlane	Delegate President in Edenor	2005
Rogelio Pagano	Delegate Director in Edenor	2005
Gabriel Cohen	Delegate Director in Transener	2007

Supervisory Committee

     Pursuant to our by-laws, the supervision of the Company shall be vested in a Supervisory Committee composed of three members and three alternate members appointed by our shareholders. The members of the Supervisory Committee must be lawyers or chartered accountants and serve for a term of three fiscal years.

     The primary responsibility of the Supervisory Committee is to monitor de Board of Directors’ compliance with the Business Corporate Law, the bylaws, its regulations, if any, and the shareholders’ resolutions. In performing these functions, the Supervisory Committee does not control our operations or assess the merits of the decisions made by the directors.

The Supervisory Committee has the following members:

Name	Position
José Daniel Abelovich	Statutory Auditor*
Walter Antonio Pardi	Statutory Auditor
Damián Burgio	Statutory Auditor
Marcelo Héctor Fuxman	Alternate Statutory Auditor
Baruki Luis Alberto Gonzalez	Alternate Statutory Auditor
Guillermo Stok	Alternate Statutory Auditor
* President of the Supervisory Committee.

Audit Committee

     The Audit Committee’s charter, approved at the Company’s Shareholders Meeting held on June 16, 2006 and subsequently amended by the Shareholders Meeting on April 8, 2009 provides that the Audit Committee shall be comprised of three members, all of whom must be independent in line with the independence criteria laid down by the CNV rules. The Audit Committee’s members must have professional experience in finance, accounting, law or management.

     The Audit Committee is responsible for the fulfillment of the duties set forth in the Public Offering Transparency Regulations, which include, without limitation, the following:

• Overseeing the operation of both the Company’s internal controls and administrative and accounting system ensuring the reliability of the latter and of all the financial information or other significant matters submitted to the authorities in compliance with the various information regimes currently in place.

• Advising the Board of Directors in connection with the nomination of the candidates to be appointed as independent directors and serve in the Audit Committee.

• Delivering an opinion about the proposal presented by the Board of Directors for the appointment of the external auditors to be hired by the Company and overseeing independence-related issues.

• Reviewing external auditors’ plans, supervising and assessing their performance and rendering an opinion thereon at the time of the submittal and publication of the statutory annual financial statements.

• Reporting on the external audit fees and on any other service rendered by the audit firm as well as by other professional services firms in the field of audit, accounting, internal control systems and financial and administrative advisory services.

• Monitoring the enforcement of the policies that govern the Company’s risk management information.

• Providing the market with complete information concerning any transaction that may involve conflicts of interest with corporate governance members or controlling shareholders.

• Approving transactions with related parties whenever statutory provisions so require, rendering a well-founded opinion and communicating it in compliance with the law whenever the possibility exists of a potential conflict of interest arising at Pampa.

• Approving any remuneration proposal concerning Pampa executives.

• Verifying compliance with any applicable rules of conduct.

At present, the composition of Pampa’s Audit Committee is as follows:

Name	Position
Diana Mondino	President
Miguel Kiguel	Member
Alfredo Mac Laughlin	Member
Carlos Tovagliari	Alternate Member

Management Committee and Disclosure Committee

     Pampa’s Board of Directors in turn hosts a Management Committee to deal with all those technical and administrative matters inherent in managing Pampa’s day-to-day.

     In addition, in the year 2009 the Board created a permanent committee, the “Disclosure Committee” that is responsible for compiling, classifying and analyzing all corporate information in order to determine which information is to be relayed to the market and how, in the terms and with the scope set forth by the local and/or foreign statutory provisions that apply to Pampa. Functionally, the Disclosure Committee is within the purview of Pampa’s Management Committee and is its duty to report to its Chairman, CEO and CFO.

2.2 | Protection of Minority Shareholders

     In relation to the protection of Pampa’s minority shareholders, Pampa’s bylaws contain significant safeguards, including:

• Only one kind of shares, carrying the same economic and shareholder rights.

• Obligation to offer to all our shareholders the opportunity to sell their shares to any shareholder who acquires a 35% interest in the outstanding capital (unless the acquirer already held or controlled such share percentage) at a price per share not lower than the value determined by a leading investment bank or at 135% of the value in dollars of any issue of shares made during the last 24 months or at 135% of the average listing price of the shares during the 120-day period preceding the offer.

• Obligation to offer to all the shareholders the opportunity to sell their shares to any shareholder who acquires a controlling interest (unless the acquirer already held or controlled such share percentage) at a price per share not lower than the value determined by a leading investment bank or at 135% of the value in dollars of any issue of shares made during the last 24 months or at 135% of the average listing price of the shares during the 120-day period preceding the offer or the highest price per share paid by the Offeror during the last two years.

• Special majorities of up to 67% of the votes required for amending any clauses of the bylaws, such as those regarding the Tender Offer and the Audit Committee’s charter.

2.3 | Corporate Governance Policies

Business Conduct Code – Ethics Hotline

     The Company has a Business Conduct Code which lays down the ethical principles that are the pillars of the relationships between Pampa, its employees and suppliers, and provides means and instruments that ensure transparency in the handling of matters and issues that may affect the adequate management of Pampa.

     Within the context of the various corporate governance policies adopted in the course of 2009, Pampa’s Management Committee approved the implementation of the Ethics Hotline as a channel to be solely used for reporting, in the strictest confidentiality, any presumed irregularity concerning the Business Conduct Code and/or violations thereof.

Code of Best Practices in Securities Trading

     This Code has been prepared for the avoidance of “insider trading” practices by Pampa’s employees, that is, to prevent the use of material non-public information for gaining advantage for oneself or others either directly or indirectly.

     This Code is to be observed company-wide at Pampa and its subsidiaries, including directors, members of the Supervisory Committee and the top-ranking management lines and it also extends to their families or the persons who live with them, as well as to certain Pampa suppliers.

Policies concerning Transactions with Related Parties

     All the transactions involving a substantial amount carried out by Pampa with any individual and/or legal entity who, according to the provisions of the regulations in force, is considered a “related party” shall be subject to a prior and specific authorization and control procedure which is implemented under the supervision of Pampa’s Department of Corporate Law and involves both Pampa’s Board of Directors and the Audit Committee (as applicable).

Self-Assessment Questionnaire for the Board of Directors

     Following the recommendations included in General Resolution No. 516/2007 issued by the National Securities Commission, Pampa’s Board of Directors approved the implementation of a self-assessment questionnaire, which will enable it to annually analyze and assess its own performance and management.

     The Company’s Department of Corporate Law is responsible for the analysis and filing of the questionnaire, which will be answered individually by each member of the Board of Directors, and, based on the results, it shall put forward to Pampa’s Board of Directors all the measures it deems appropriate in order to improve the performance of the Board of Directors' duties.

Relevant Information Disclosure Policy

     In the year 2009, Pampa’s Management Committee approved the Relevant Information Disclosure Policy in order to regulate the basic principles that guide the operation of the processes to be followed when publishing information relevant to Pampa in accordance with the regulatory requirements imposed by the securities markets where Pampa’s securities are traded or those in which Pampa is a registered issuer.

Previous Approval of External Auditors’ Services Policy

     In the year 2009 Pampa’s Management Committee approved the Previous Approval of External Auditors’ Services Policy to provide an internal procedure for performing the Audit Committee’s duty to approve, in advance, the engagement of the External Auditor for the supply of any type of permitted service to Pampa or to any of its subsidiaries.

3. Our Shareholders / Stock Price Behavior

     As of December 31, 2009, Pampa’s issued stock capital consisted of 1,526,194,242 common shares of one peso par value per share. The following table contains information on the ownership of Pampa’s common shares as of such date:

		Percentage of	Percentage of
Name	Number of Shares	Capital	Votes
Control Group	261,420,622	17.1%	19.9%
Repurchased Shares	211,883,347	13.9%	0.0%
Public Float	1,052,890,273	69.0%	80.1%
Total	1,526,194,242	100.0%	100.0%
Note: it does not contemplate the warrants issued in favor of some of Pampa’s executives. “Management” includes the interests held by Pampa Holdings LLC, Dolphin Fund Management S.A., Dolphin Créditos S.A., Dolphin Inversora S.A., Comunicaciones y Consumos S.A., CAM S.A., Dolphin Finance S.A., Grupo Dolphin S.A., Marcos Marcelo Mindlin, Damián Miguel Mindlin, Gustavo Mariani, and Ricardo Alejandro Torres.

Pampa is listed on the Buenos Aires Stock Exchange (BCBA) and it is amongst the highest weighting Argentine companies in the Merval index (14.12% since January 1, 2010). In addition, starting on October 9, 2009, it has an American Depositary Share program (1 ADS = 25 shares) admitted for listing in the New York Stock Exchange.

On February 4, 2010, Standard & Poor’s International Ratings LLC, Argentine Branch, maintained its “Global 2 Rating” assigned to Pampa’s shares, based on its “Regular” capacity to generate income and “High” liquidity. This rating allows Argentine institutional investors to hold shares in Pampa.

     The following chart shows the behavior of the price per share and traded volume in the BCBA from January 2006 to December 31, 2009:

     Finally, the following chart shows the behavior of the price per ADS and traded volume in the NYSE from October 9, 2009 to December 31, 2009:

4. Macroeconomic Context

Growth

     According to privately-developed indicators, after having grown for six straight years, in 2009 the Argentine economy sustained an approximately 3% decrease in its real gross domestic product mainly as a consequence of the flights of capitals caused by the international financial crisis coupled with the decrease in exports stemming from the shrinkage in international prices combined with an extensive drought that scaled down grains exports. However, the preliminary official data compiled by INDEC would point to slight growth for the year.

     Also according to private estimates, the unemployment rate presumably grew by 250 basis points and in the last quarter of 2009 it was close to 10% of the economically active population. In contrast, official data would report an unemployment rate by the end of 2009 in the region of 8.5% of the economically active population. Finally, domestic investment also languished in 2009 as according to official data, it decreased by 7.6% (an indicator that, when measured by private consultants, would be 10.9%) .

Inflation

     In 2009, the consumer price index, general level, put together by INDEC climbed 7.7% . However, private consultants estimate inflation for the year to have been close to 15% having attained an annualized 12% in the third quarter, after which it gained speed again. The cause for the slow-down in inflation compared to the past two years is to be found in the economic downturn, for which reason, the Government’s containment strategy was less intense than in 2007 and 2008 though it continued to revolve around microeconomic matters.

Fiscal situation

     Argentina’s fiscal situation worsened in 2009 as it went from a primary surplus of Ps.32,528 million in 2008 to Ps.17,286 million in primary surplus in 2009 for the National Treasury.

     This erosion in fiscal accounts may be attributed to an approximately Ps. 57 billion increase in public expenditures, whereas tax revenues rose only by Ps.35.5 billion from the following sources: Ps.24.5 billion from the social security system, Ps.23 billion from the tax authorities’ collections, offset with the shrinkage in the customs general directorate’s revenues, which were Ps.12 billion.

Financial System

     As it was to be expected, the international financial crisis had a negative impact on the level of activity, employment and fiscal revenues. However, it encountered resilience in the financial system, a public sector that continued to honor its commitments and the maintenance of the level of deposits in the banking system.

     Though the exchange rate went as high as Ps. 3.85/US$ 1 in the first half of 2009, it subsequently remained at these values and at no time was there any need for sacrificing a major amount of reserves.

     In the course of 2009, the Argentine Central Bank’s international reserves posted a minimum of US$44,850 million in August, bounced back and closed at US$47,967 million in December, a level that was practically the same as at the beginning of the year. It is estimated that approximately US$14.5 billion left the financial system in the course of the year, an amount very close to the trade surplus that could thus not translate into an increase in international reserves.

     The largest portion of capital flights occurred in the first half of the year when it totaled US$11.2 billion, losing steam towards the end of the year with outflows of US$3 billion in the third quarter and of only US$300 million in the fourth quarter.

     These outflows of funds also had an impact on country risk, which peaked in March with return rates close to 50% for bonds such as BODEN 2015. After this peak and with the relief perceived as the crisis was unfolding without having a serious impact on the financial system, rates started to go down and stood at slightly over 10% at the end of the year.

Trade Balance

     The international financial crisis and the major drought that affected crop outputs caused a major reduction in imports and exports. However, as imports fell by US$19.6 billion and exports fell by US$15.5 billion, the trade surplus was US$4.1 billion higher than in 2008 and it amounted to US$16.7 billion.

     If we set out to identify the causes for the significant shrinkage in these balances, with regard to imports there is the drop in the level of activity and in international prices and with regard to exports there is the drought as well as the reduction in international prices.

Outlook for 2010

     With the economy having overcome the crisis and more benign weather being expected, the path is paved for growth, which in principle would only occur by way of a bounce-back effect after the drop sustained in 2009. This growth could entail a rise in GDP ranging from 3% to 4% in 2010, driven by larger harvests, estimated to be 30% in excess of those for 2009, increased demand from foreign markets, mainly on the industrial sector and improved international financial conditions.

     The challenges that economic authorities now face, which, if wisely overcome could add sources of growth in addition to the bounce-back in the level of activity, revolve around the re-insertion of Argentina into international credit markets, incentives to investment and control over public expenditures as the main variable to control currency stability.

5. The Argentine Electricity Market

5.1 | Generation

Demand side

     In contrast to the trends seen in the past four years, the demand for electricity fell by 1.3% in 2009 when compared to 2008, with the respective loads being 104,592 GWh and 105,934 GWh for 2009 and 2008.

The following chart provides a breakdown of the demand for energy in 2009 by type of customer:

     In turn, a new 19,566 MW demand record was posted on July 24, 2009, which was 2.3% above the peak for 2008.

Peak Demand Records
	Summer	Winter	Summer	Winter	Summer	Winter
	2007	2007	2008	2008	2009	2009
Capacity (MW)	17,881	18,345	17,930	19,126	18,596	19,566
Date	04/18/2007	06/14/2007	02/20/2008	06/23/2008	02/19/2009	07/24/2009
Temperature (°C)	24.80	10.00	28.10	8.40	29.2	5.1
Time	19:47	19:56	22:01	19:37	22:00	19:59
Source: CAMMESA.

Supply side

     In a manner similar to the situation with the demand side, 2009 saw a 1.3% decrease in the generation of electricity which was 108,559 GWh and 110,010 GWh for the years 2009 and 2008, respectively.

     Thermal generation continued to be the main resource to supply demand as it contributed 61,359 GWh (56.5%), followed by hydroelectricity which contributed 39,611 GWh (36.5%) and nuclear generation, which stood for 7,589 GWh (7.0%) . There were also imports for 2,040 GWh (15% in excess of 2008), exports for 1,693 GWh (4.2% in excess of 2008) and losses for 4,314 GWh (2.1% in excess of 2008).

     Hydroelectricity generation was 9% higher than in 2008 owing mainly to the increased river flows both in the Comahue region and in the Uruguay and Paraná rivers. However, thermal generation continued to be the main source for the supply of electricity, fueled both by natural gas and by liquid fuels (diesel oil and fuel oil) and mineral coal mainly during the winter months.

     The following chart illustrates electricity generation by type of source (thermal, hydroelectrical and nuclear):

     Generation facilities experienced during 2009 an increase in its installed capacity of 777 MW compared to the previous year, attaining a total of 27,044 MW. New capacity additions are mainly attributed to the addition of a new 165 MW turbine run by Petrobrás Energía (Genelba) and to the startup in July and in December of the Central Hidroeléctrica Caracoles (EPSE) units that total 121.4 MW.

The following chart details the addition of new units during 2009:

				Installed
	Company	Type	Location	Capacity (MW)
January	Enarsa	Diesel	Santa Fe	19
February
March	Enarsa	Diesel	Buenos Aires	20
April	Enarsa	Diesel	Río Negro	5
May	Enarsa	Diesel	Río Negro	5
	Autogenerador Quilmes	Gas Engine	Buenos Aires	4
	Enarsa	Gas Turbine	Entre Ríos	20
	Enarsa	Diesel	Salta	10
	Enarsa	Diesel	Corrientes	2
June	Enarsa	Gas Turbine	Entre Ríos	20
	Autogenerador Chevron	Gas Turbine	Santa Cruz	30
	Enarsa	Diesel	Neuquén	5
	Enarsa	Diesel	Neuquén	6
July	Energía del Sur	Steam Turbine	Chubut	35
	Epse	Hydroelectric	San Juan	61
August	Centrales Térmicas del Noroeste	Gas Turbine	La Rioja	13
	Petrobrás Energía	Gas Turbine	Buenos Aires	165
	Autogenerador Alto Paraná	Steam Turbine	Misiones	38
September	Enarsa	Gas Turbine	Buenos Aires	39
	Enarsa	Diesel	Jujuy	15
October	Autogenerador Solalban Energía	Gas Turbine	Buenos Aires	120
	Enarsa	Gas Turbine	Entre Ríos	42
	Enarsa	Diesel	Formosa	15
	Enarsa	Diesel	Formosa	3
November	Enarsa	Gas Turbine	Buenos Aires	10
December	Epse	Hydroelectric	San Juan	61
	Enarsa	Diesel	Chaco	9
	Enarsa	Diesel	Corrientes	5
Total				777
Source: CAMMESA.

And the following chart illustrates the structure of Argentina’s installed capacity as of December 31, 2009:

The Price of Electricity

     In the course of 2009 the authorities responsible for the energy sector have continued with the policy adopted in 2003 consisting in having the spot price at the Wholesale Electricity Market (WEM) determined on the basis of the maximum variable production costs recognized for power units that are either fed with gas or available for burning natural gas, even if these cannot avail themselves of gas (Resolution SE No. 240/03). Therefore, this price, as recognized, does not stem from the application of the marginal cost of the least efficient power plant dispatched. Rather, the assumption used is that gas is freely available and therefore, the spot price so sanctioned is equal to the marginal cost of the last dispatched gas-fed power station, even if it does not have gas availability. Therefore, when the least efficient power plant that has been dispatched is, for example, fuel-oil-fed, its cut-off price is not granted recognition as the spot price, rather, what is recognized as the WEM spot price is the cost that would have resulted if natural gas had been used and the additional cost incurred when using liquid fuels is recognized outside the sanctioned WEM price as a temporary dispatch surcharge.

     When it comes to the supply of fuels for electricity generation, the authorities have resorted to a number of procurement mechanisms that include the enforcement of the IAP program which translates into growing gas volumes being re-channeled towards electricity generation, contracts for liquefied natural gas and its re-gasification, natural gas imported from Bolivia, etc. All this notwithstanding, the supply of natural gas continued to be insufficient to meet the needs of electricity generation, which explains why electricity generation had to continue relying on the consumption of liquid fuels.

     In this respect, the year 2009 saw unprecedented diesel oil consumption (975,000 m3). However, the rest of the fuels used for generation posted smaller consumption, in line with the decline in the demand of electricity placed upon the Argentine electrical sector (12.6 MM dam3 of natural gas, 1,600,000 tons of fuel oil and 795,000 Tn of mineral coal). As a result, generation costs were in excess of the sanctioned market spot price during a major portion of the year.

     As regards to the amounts paid in exchange for generation capacity, the regulatory framework currently in force continues to be the same as enacted in 2002 which limits the establishment of the short-term marginal cost and freezes the compensation for the power made available at Ps. 12 per MW.

     Additionally, the amounts paid in exchange for the energy generated through fuel oil and financed by generators was subject to the same regulatory framework applied in 2008, with the addition of a further 10% to the price paid for purchasing fuel oil as financial and administrative charges with a maximum regulated price of US$60.5 /bbl.

The behavior of prices in the WEM

     The following chart illustrates the monthly average price of energy paid to electricity generation companies:

     In contrast, the following chart shows the monthly average price that all the users of the electrical system should have to pay for the system to at least break even. Said cost includes, in addition to the price of energy, the charges for power, the actual cost of generation based on liquid fuels such as fuel oil or gas oil and other minor components.

5.2 | Transmission

Growth of the high-voltage transmission system

     The following chart shows the cumulative growth in transforming capacity and the cumulative growth in the number of kilometers of the high-voltage transmission system lines, in contrast to the percentage cumulative growth in peak load since 1992.

     As illustrated, the High-Voltage Transmission System has grown significantly since 2005, mainly due to the implementation of the 500 kV Transmission Federal Plan. The implementation of the Federal Plan has endowed Argentina’s National Interconnected System with increased stability and reliability and improved conditions for meeting the rising demand.

Transener’s Tariff Situation

     The Public Emergency and Foreign-Exchange System Reform Law (Law No. 25,561) mandated that public utilities such as Transener and its controlled company, Transba, were under a duty to renegotiate their existing agreements with the Argentine Government whilst continuing supplying the service.

     Therefore, in May 2005 Transener and Transba signed with UNIREN the Memoranda of Understanding that lay down the terms and conditions for the adjustment of the Concession Agreements, which were ratified by the Decrees of the Executive Branch No. 1,462/05 and 1,460/05, respectively, on November 28, 2005.

According to the provisions agreed in the Memoranda of Understanding, i) a Full Tariff Review was expected to be conducted with the Argentine Electricity Regulatory Entity (ENRE) to determine a new tariff regime for Transener and Transba which was supposedly coming into force in February and May 2006, respectively and ii) any increases in the operational costs incurred until the coming into force of the tariff regime resulting from said Full Tariff Review were to be recognized.

     And given that the ENRE unilaterally postponed the Full Tariff Review Process, it maintained Resolution No. 423/2006 in force, whereby ENRE postponed, as from February 1, 2006 and until the conclusion of the Full Tariff Review, the enforcement of charges for connection, transmission capacity and electricity as well as all the other covenants stipulated for the contractual transition period in the Memorandum of Understanding. With regard to Transba, the Resolution that the ENRE continued to apply was Resolution No. 424/2006.

     Therefore, starting in December 2006, Transener has been communicating to the ENRE the need for compliance with the provisions agreed in the Memorandum of Understanding, denouncing the ENRE’s failure to abide by the covenants stipulated in the Memorandum of Understanding, the grave situation caused by said non-compliances, as well as Transener’s willingness to continue with the Full Tariff Review to the extent the remaining duties assumed by the Parties are complied with and a resolution is passed to implement the new regime arising from the Full Tariff Review. In turn, Transba asserted before the ENRE demands similar to those asserted by Transener with the adaptations required by the terms and investments to be committed based on Transba’s Memorandum of Understanding.

     On June 29, 2007, ENRE formally requested that Transener and Transba submit their tariff-related claims pursuant to the provisions contained in their respective Memoranda of Understanding and Section 45 and concurrent of Law No. 24,065. Thus, in September, both companies filed with ENRE their respective tariff and regulatory claims for the five-year period 2008/2012, thereby updating the information they had filed in August 2005.

     The above notwithstanding, ENRE has not afforded the tariff requests filed by Transener and Transba the treatment requested in the framework of the Full Tariff Review.

     The Secretariat of Energy issued resolutions SE No. 869/08 and 870/08 on July 30, 2008 thereby extending the contractual transition period for Transener and Transba, respectively, until the effective coming into force of the Tariff Schedule resulting from the Full Tariff Review, and simultaneously fixing said effective date as February 2009.

     Hence, in December 2008 both Transba and Transener once again filed with ENRE the tariff requirements requested by ENRE in notes No. 83.199 and 83.200 to analyze them and define the new tariff schedule previous to holding the Public Hearing.

     The above notwithstanding, as of December 31, 2009 the ENRE had not yet called the Public Hearing as instructed by the Energy Secretariat in its Resolutions No. 869/08 and 870/08 that had prescribed that the new tariff schedule had to be in force in February 2009. As a consequence, a new claim was filed with the ENRE, the Energy Secretariat and the UNIREN due to the failure to determine the new tariff schedule. In October 2009, two actions for the protection of constitutional rights were commenced before the courts on the grounds of the delay by ENRE to call a Public Hearing and proceed with the Full Tariff Review.

     Besides, by reason of the increase in operating costs and in labor costs originating from the enforcement of the Decrees of the Executive Branch No. 392/04 et seq. which have been climbing up since 2004, Transener and Transba have been furnishing the ENRE with quarterly accounting certificates issued by their external auditors of the variations in the costs effectively incurred together with the respective claims to the ENRE so that in conformity with the clauses stipulated in that respect in the Memoranda of Understanding, ENRE should re-adjust the regulated revenues to be earned by the companies. Therefore, both Transener and Transba demanded that ENRE should adopt all the administrative decisions required to have the tariff recognize all the cost increases occurred after the execution of the Memoranda of Understanding.

     It must be highlighted that UNIREN stated in a note that the cost monitoring mechanism and the service quality system were to be in force up and until the Full Tariff Reviews of Transener and Transba, respectively, came fully into force and that the delay in defining such process cannot be attributed to the Concessionaires and that the delay could not harm their rights.

     In this respect, and in the note SE No. 897 dated July 29, 2008, the Energy Secretary imparted instructions on ENRE for it to apply the provisions agreed upon under clauses 4.2, 4.3 and 11.1 of the Memoranda of Understanding, at least in part. In response, ENRE issued Resolutions No 328/08 and 327/08 to adjust the amounts payable to Transener and Transba by approximately 23% and 28%, respectively, to come into force starting July 1, 2008.

     These increases gave rise to disagreements about the implementation of the resolutions mentioned as they are inconsistent with the instructions imparted by the Secretariat of Energy that ordered ENRE to formalize increases for 39.2% and 43.03% on these companies’ regulated revenues in force as of June 30, 2008 for Transener and Transba respectively. In this regard, both companies have had actions for the protection of constitutional rights filed with the courts against the Energy Secretariat on grounds of a failure by ENRE to pass a resolution concerning the appeal lodged with the Energy Secretariat against Resolutions ENRE 327/08 and 328/08.

     This circumstance constituted a dual non-compliance with the provisions stipulated in the Memorandum of Understanding. In first place, because the adjustment was not applied since the beginning of each one of the six-month periods elapsed, and in second place, because the adjustment ordered is no reflection of the actual variations in the costs incurred in the period December 2004 through December 2009.

     Therefore, requests for fast-track treatment have been filed with ENRE for it to determine the adjustment to the tariffs currently paid to Transener on the basis of the variations in costs occurring as of May 31, 2009 to their full extent and impact.

     As of the date of this report, the companies had not yet received an answer to their claims from the regulatory authorities and they plan to pursue their claims with the courts.

5.3 | Distribution

Edenor’s Tariff Situation

     Law No. 25,561, the so-called “Economic Emergency Law” enacted on January 6, 2002, continued to be in force in 2009. It was pursuant to this law that all the clauses for adjustment in US Dollars and the indexation clauses stipulated in Edenor’s Concession Agreement were rendered ineffective.

     On January 19, 2009, pursuant to its Note No. 84,141/2009, ENRE laid down the conditions to be met by beneficiaries who wanted to be exempted from the tariff schedule ordered by Resolution No. ENRE 628/2008 as per the instructions imparted by the Energy Secretariat’s Note No. 4,259/2008. In addition, in the course of the year, ENRE determined specific exemptions concerning the enforcement of the tariff schedules ordered and applied them to approximately 280,000 customers.

     On June 11, 2009, Edenor filed with ENRE a request for approval in order to apply the MMC6 as per the Exhibit I to the Memorandum of Understanding corresponding to the period November 2008/April 2009 for 5.0686%, which was assumedly coming into force starting May 1, 2009.

     On August 14, 2009, pursuant to its Resolution No. 433/2009, the ENRE approved two tariff schedules for application by Edenor. The first, with retroactive effect for the period June 1, 2009 through July 31, 2009 and the second to be in force starting August 1 until September 30, 2009. These schedules were calculated on the basis of the new subsidized seasonal prices ordered by the Energy Secretariat’s Resolution No. 652/09. The enforcement of these schedules aimed at mitigating the impact on the bills to be sent to residential customers with bi-monthly consumption in excess of 1,000 kWh in view of the increase in electricity consumption verified in winter. This resolution also instructed Edenor to itemize the variable charge in all the invoices in order to identify the amounts subsidized by the Argentine Government and those not subsidized. Besides, these tariff schedules brought about, within their effective periods, changes in the values of the surcharges to be imposed within the program for the rational use of energy (“PUREE”).

     Starting on October 1, 2009, the tariff schedule that had been ordered in October 2008 as per ENRE’s Resolution No. 628/2008 came into force again. All the invoices continued to itemize the variable charges and to identify the amounts that were subsidized by the Argentine Government.

     On November 5, 2009, Edenor submitted to the ENRE’s Board the tariff proposal requested in ENRE’s Resolution No. 467/2008 including three alternatives for calculation dependent upon the service quality. These alternatives considered that the increase in the compensation paid to the distribution companies shall be passed on to tariffs in three equal half-yearly stages.

     On December 9, 2009, Edenor filed with ENRE a request for approval for enforcing the MMC7 as per Exhibit I of the Memorandum of Understanding corresponding to the period May 2009-October 2009 for a value of 5.041%, which should come into force as from November 1, 2009.

6. Relevant Events of the Fiscal Year

6.1 | Shares and Notes Repurchase Operations

6.1.1 | Repurchase of Pampa’s shares

     Due to the international financial crisis, which adversely affected the value of the Company’s shares, and as part of Pampa’s strategy to focus on energy assets and to sell non-strategic assets, as from September 2008, we have begun a repurchase process of the Company’s shares, both by repurchasing in the market and by means of public repurchase offerings.

     During 2009, we repurchased a total of 85,457,151 shares, representing 5.6% of Pampa’s stock capital, at an average price of Ps. 0.99 per share, totaling Ps. 85 million. Those acquisitions were made through repurchases in the market, as well as by means of a public repurchase offering started on February 9, 2009, whereby 46,639,578 shares at US$0.273 per share and 50,000 shares at Ps. 0.95 per share were repurchased.

     Therefore, including the repurchases made in 2008, we repurchased a total of 211,883,347 shares, which represent 13.9% of Pampa’s stock capital, at an average price of Ps. 0.97 per share, totaling Ps. 205 million. We consider that these measures are in the best interest of the Company’s shareholders since they allowed them to increase their holdings of strategic assets of Pampa at a 62% discount on their book value as of December 31, 2009 (Ps. 2.54 per share), which represents the purchase value of said assets.

     Finally, and as the CNV did not extend beyond June 30, 2009 the suspension of the 10% stock capital’s limit that a company may hold, Pampa has made no acquisitions after such date. In this regard, on August 31, 2009 Pampa’s Board of Directors resolved to apply to the Buenos Aires Stock Exchange (“BASE”) for the preliminary authorization for Pampa’s stock capital reduction for up to the amount of the common shares repurchased (211,883,347 shares). The referred application for preliminary authorization was filed with the Buenos Aires Stock Exchange on September 1, 2009. As of the date of this report, such authorization has not been granted yet.

6.1.2 | Repurchase of Notes from Subsidiaries

     In 2009, we continued to repurchase notes issued by Edenor, EASA, Transener, Central Térmica Güemes and Central Térmica Loma de la Lata. The decision has been based mainly on the loss of value of these securities, thus being an attractive investment and, at the same time, causing the indebtedness level of such companies to decrease.

     During 2009, Pampa and its subsidiaries repurchased a total face value of US$229 million of its subsidiaries’ notes at an average price of 55%. As a result of these acquisitions, Pampa recorded a gain of Ps.245 million.

     As of December 31, 2009 and including the repurchases of 2008, Pampa and its subsidiaries had repurchased a total face value of US$334 million of its subsidiaries’ notes, at an average price of 54%. The following tables summarize our notes outstanding in pesos and dollars, the repurchases made and the gains generated by repurchases as of December 31, 2009:

Notes in US$
			Amount	Amount	Amount	Repurchase
Subsidiary	Long-Term Notes	Maturity	Issued	Repurchased[1]	Outstanding	Results[2]	Agreed rate
			(US$ thousands )	(US$ thousands)	(US$ thousands)	(Ps. thousands)

Transener	At Par fixed rate	2016	220,000	83,502	136,498	140,727	8.875%
	At Par class 6 [3]	2016	12,397	9,322	3,075		3% to 7%

	At Par variable rate	2019	12,656	0	12,656		Libor + 0% to 2%
Edenor	At par fixed rate	2016	80,048	64,761	15,287	175,119	3% to 10%
	At Par fixed rate	2017	220,000	71,310	148,690		10.5%

EASA[4]	At Par fixed rate	2017	12,874	234	12,640	101,852	3% to 5%
	At Discount fixed rate	2016	76,545	75,452	1,093		11%

CTG	At Par fixed rate	2013	6,069	855	5,214	17,815	2.0%
	At Par fixed rate	2017	22,030	18,196	3,834		10.5%

Subtotal			662,619	323,633	338,987	435,513

Loma de la Lata[4]	At Discount fixed rate	2015	189,299	10,635	178,664	244	11.3%

Total			851,918	334,267	517,651	435,757

1 100%, not adjusted for minority interests.
2 Includes Ps.190.3 million as of December 31, 2008. Does not include income tax expense and minority interests.
3 Amount issued refers to the amount outstanding as of December 31, 2008.
4 Amount issued includes capitalized interest.

Notes in Ps.
			Amount	Amount	Amount	Repurchase
Subsidiary	Long and Short-Term	Maturity	Issued	Repurchased	Outstanding	Results	Agreed rate
	Notes		(Ps. thousands )	(Ps. thousands )	(Ps. thousands )	(Ps. thousands)

Edenor	At Par variable rate	2013	75,700	0	75,700	0	Badlar Privada + 6,75%

						0
	Short-term note	2010	25,215	0	25,215		Badlar Privada +
CPB							4,70%

	Short-term note	2010	48,380	0	48,380		Badlar Privada +
							3,00%

Total			149,295	0	149,295	0

     It is important to note that the funds for these repurchases were raised through various shareholders’ capital contributions received as a result of capital increases made by Pampa and its subsidiaries. In the case of notes repurchased by Pampa, funds remaining from the Ps.1,300 million capital increase of February 2007 were used. The notes acquired by Edenor were purchased with the funds remaining from the US$61 million capital increase of April 2007. Finally, the notes repurchased by Transener were mainly financed by the collection of the Fourth Line canon.

     Since January 1, 2010 until the date of this report, Pampa and its subsidiaries have repurchased a total face value of US$13.5 million of its subsidiaries’ notes, having paid US$10.8 million.

6.2 | Issuance of notes by our subsidiaries

6.2.1 | Issuance of Edenor’s Notes

     On April 13, 2009, Edenor’s Board of Directors approved the issuance through public offering of notes maturing in 2013 with floating interest rate for a face amount of up to Ps.150 million, within the scope of the Note’s Program.

     On May 7, 2009 Edenor issued through public offering Series 8 Notes for a face value of Ps.75.7 million maturing in 4 years, at a price of 100%, which will accrue interest at Badlar plus 6.75% . Interest will be paid quarterly, being the first payment date on August 7, 2009. Principal repayment will be made in 13 consecutive quarterly installments, being the first one on May 7, 2010. The Company has applied for the trading of said Notes on the Buenos Aires Stock Exchange and the Mercado Abierto Electrónico S.A. Edenor will use the proceeds of the issuance of notes to finance its capital investment plan.

6.2.2 | Central Piedra Buena’s (“CPB”) Short Term Notes “VCP”

     On June 18, 2008 the General Ordinary and Extraordinary Shareholders' Meeting of CPB approved the creation of a global short term note program (“VCP”) in the form of simple, non convertible notes denominated in pesos, U.S. dollars or any other currency, secured or unsecured, subordinated or unsubordinated, for a maximum amount outstanding at any time of up to Ps.200 million, and with repayment terms of up to 365 days. The meeting delegated to CPB's Board of Directors the power to establish certain conditions of the Program, the time of issuance and further terms and conditions applying to each series and/or tranche of notes to be issued under the Program. The proceeds of the VCP are allocated to investment in fixed assets, refinancing of debt and/or working capital.

     On April 15, 2009 CPB issued under this Program VCPs for a face amount of Ps.21.8 million, which will accrue interest at Badlar plus 4.25% . The principal and interest payments will be due on three dates (180, 210 and 240 days counted as from the date of issuance) and will be fully cancelled during 2009.

     On August 13, 2009, CPB issued VCPs for Ps.25.2 million accruing interest at Badlar plus 4.70% . Principal will be repaid in a single bullet payment 270 calendar days as from the date of issuance and interest is payable on a quarterly basis.

     Finally, on October 26, 2009 CPB issued VCPs for a face value of Ps.48.4 million accruing interest at Badlar plus 3%. Principal will be repaid in a single bullet payment 360 calendar days as from the date of issuance and interest is payable on a quarterly basis.

6.2.3 | Creation of Transener’s Global Note Program

     On November 5, 2009, the General Ordinary Shareholders’ Meeting of Transener approved the creation of a global program for the issuance of simple notes, non-convertible into shares, denominated in pesos or in any other currency, with ordinary, special, floating and/or any other guarantee, subordinated or not, for a maximum amount outstanding at any time of up to Ps.200 million or its equivalent in other currencies.

6.2.4 | Creation of Central Térmica Loma de la Lata’s Global Note Program

     On December 28, 2009, the General Ordinary Shareholders’ Meeting of Central Térmica Loma de la Lata (“CTLLL”) approved the creation of a program for the issuance of simple notes, non-convertible into shares, for a maximum amount outstanding at any time of up to US$50 million (or its equivalent in other currencies), by which CTLLL will be able to issue different series and/or tranches of simple notes, non-convertible into shares, subordinated or not, with ordinary, special and/or floating guarantee, with or without recourse, and with or without third party guarantees.

6.3 | Expansion Project of Central Térmica Loma de la Lata (“CTLLL”)

6.3.1 | Agreement with CAMMESA to Sell Electricity

     On October 4, 2009 our subsidiary Central Térmica Loma de La Lata (“CTLLL”) entered into an agreement with CAMMESA to sell part of the net capacity resulting from the expansion project at CTLLL and to sell the corresponding electricity generated that is required by CAMMESA (the “Agreement”). CTLLL is expanding its existing natural gas-fired plant by converting it into a combined cycle with a new steam turbine and generator, adding approximately 178 MW of new gross generation capacity (the “Project”).

     The Agreement covers a minimum of 50% of the Project’s net capacity, with the final percentage to be determined at the time the Project starts its commercial operation (expected for the third quarter of 2010) and will depend on the amount of credits, from CTLLL’s or third parties, arising from Resolution 406/2003 from the Secretariat of Energy of Argentina, that are allocated to the Project.

     The Agreement sets a capacity payment of US$33,383 per MW-month and an energy payment of US$4 per MWh. The term of the Agreement is 10 years from the date the Project starts its commercial operation. According to the terms of the Agreement and assuming that the final percentage sold of the Project’s new capacity is the minimum of 50%, CTLLL would obtain revenues of US$37 million from capacity and energy sales, assuming a 90% availability and generation.

6.3.2 | Investment Agreement in Rincón del Mangrullo

     On November 19, 2009, our subsidiary Petrolera Pampa S.A. (“PEPASA”) accepted an offer from YPF S.A. ("YPF") to enter into an investment agreement (the "Agreement") regarding the exploitation of a block known as "Rincón del Mangrullo" (the "Area"), which was formerly part of the Neuquén Basin Area IX, located in the Province of Neuquén and over which YPF holds an Exploitation Concession.

     Subject to the fulfillment of certain conditions precedent and to the terms and conditions of the Agreement, PEPASA will, in due course, carry out investments in the Area up to a maximum of US$29 million in exchange for the assignment by YPF of certain rights and obligations, including the right over 50% of the hydrocarbon production obtained from the geological formations in the Area subject to the Agreement.

     In addition, and subject to certain additional investments, PEPASA will have the option to acquire all or part of the natural gas production corresponding to YPF in accordance to its percentage participation in the Area.

     One of Pampa's objectives in connection with this Agreement is to contribute to the supply of natural gas for Central Térmica Loma de la Lata ("Loma de la Lata"). The fulfillment of the Agreement, and the potential exercise of the option described above, could represent up to 11% of Loma de la Lata's natural gas consumption.

6.4 | Listing on the New York Stock Exchange (“NYSE”)

     Since October 9, 2009 Pampa has started trading its American Depositary Shares (“ADSs”) on the NYSE. Each ADS represents 25 common shares of the Company. This process was initiated by converting its Global Depositary Shares (the “GDSs”) issued by The Bank of New York ("BoNY") into ADSs. Also on that date, we cancelled the listing of GDSs on the Euro MTF Market of the Luxembourg Stock Exchange. The trading of Pampa’s ADSs on the NYSE is an integral component of the Company's strategic plan to increase the liquidity and trading volume of its shares.

6.5 | Cancellation of Hidroeléctrica Los Nihuiles (“HINISA”)’s Employee Stock Option Plan

     On December 18, 2009, the shareholders of Hidroeléctrica Los Nihuiles (“HINISA”) agreed to cancel its Class “E” shares corresponding to HINISA’s Employee Stock Option Plan, representing 2% of its capital stock, by means of the acquisition of own shares and their cancellation and the resulting stock capital reduction. In turn, HINISA paid to Class “E” shareholders Ps.4.4 million. As a consequence of this capital reduction, Pampa now indirectly controls 47% of the shares and votes of HINISA.

6.6 | Other Relevant Events of Pampa Energía

6.6.1 | Modification of the Composition of the Board of Directors and the Supervisory Committee of Pampa Energía.

     On May 13, 2009, the General Ordinary Shareholders’ Meeting of Pampa Energía appointed Mr. Pablo Adrian Grigio Campana as Director and Mr. Silvestre Hernán Bisquert as Alternate Director, both representing the ANSES. Also, the Shareholder’s Meeting appointed Walter Antonio Pardi as Statutory Auditor and Guillermo Stok as Alternate Statutory Auditor, also on behalf of the ANSES.

6.6.2 | Extension of Opportunity Assignment Agreement and Amendment to Stock Option Agreements

     On April 8, 2009, Pampa’s General Extraordinary Shareholders’ Meeting approved, inter alia, the following amendments to the Opportunity Assignment Agreement and the Stock Option Agreements:

• 5 year-extension of the Opportunity Assignment Agreement, with the new expiration date being September 27, 2014.

• Redetermination of Warrants’ exercise price, which was fixed at US$0.27 per share.

• 5-year extension of Warrants’ vesting period counted as from September 28, 2009, thus, 20% of the Warrants will be exercisable each year.

     In addition, on August 3, 2009, Pampa’s Board of Directors accepted the proposal of Marcelo Mindlin, Damian Mindlin, Gustavo Mariani, and Ricardo Torres whereby they irrevocably commit not to exercise any warrant accrued under Series I, Series II or Series III warrants before September 28, 2013, and to cause any transferee of these warrants to assume the same commitment. Any violation of these commitments would result in the imposition of a monetary penalty of US$0.21 per new share issued payable to the Company by the person exercising the warrant.

6.6.3 | Payment of dividends in advance

     In order to preserve the Company’s equity and to afford an equitable treatment to all the shareholders, Pampa has decided to implement for the third consecutive year a mechanism considered to be an effective and efficient tool, which consists of declaring an advance dividend to be offset against the amount of personal asset tax payable by the Company to the Argentine Tax Authority (Administración Federal de Ingresos Públicos – AFIP), in its capacity as substitute taxpayer of such tax for the 2009 fiscal period.

     Accordingly, Pampa declared an advance dividend of Ps. 18,314,331, (Ps. 0.012 per share). As from the first business day of 2010, a book-entry coupon was created to represent this advance dividend, the payment of which shall be deferred to March 26, 2010, on which date the final amount of the tax will be known. Transfer of this book-entry coupon will be blocked until such payment date, in order to preserve the identity of the shareholders subject to the tax and those shareholders entitled to the dividend. Accordingly, Pampa’s shares started to be traded ex coupon as from the first business day of 2010.

     On March 26, 2010, Pampa will pay the advance dividend to the shareholders and will withhold the amount of personal asset tax from those shareholders who are subject thereto. Argentine companies and individuals and legal entities domiciled in Switzerland, Spain and Chile shall not be subject to the tax, provided that they are holders of Pampa’s common shares (ADS holders are taxed in all cases).

7. Description of Our Assets

     Pampa Energía S. A. is the largest fully integrated electricity company in Argentina. Through our subsidiaries, we are engaged in the generation, transmission and distribution of electricity in Argentina:

Generation	MW	Transmission	Km	Distribution	Clients

Hidroelétrica Nihuiles	265	Transener	10,319	Edenor	2.6 million
Hidroelétrica Diamante	388	Transba	6,109
Central Térmica Güemes	361			TOTAL	2.6 million
Central Térmica Piedra Buena	620	TOTAL	16,428
Central Térmica Loma de la Lata	369
Expansions	281

TOTAL	2,284

     Our generation segment has an installed capacity of approximately 2,000 MW, including the incorporation in 2008 of the LMS-100 of 100 MW in Central Térmica Güemes, representing 7.4% of Argentina’s installed capacity. We are also involved in various expansion projects to increase our installed capacity by 178 MW of Central Térmica Loma de la Lata and 102.5 MW of the Ingentis project (for more information, see the section “Summary of Expansion Projects” in this Annual Report).

     Our transmission segment co-controls the operation and maintenance of the Argentine high voltage transmission network, which extends over more than 10.3 thousand km of lines owned by Transener and 6.1 thousand km of high voltage lines owned by Transba. Transener transports 95% of all the electricity in Argentina.

     Finally, our distribution segment is composed of Edenor, the largest distributor of electricity in Argentina, with more than 2.6 million customers and a concession area that covers the northern region of the City of Buenos Aires and the northwestern region of Greater Buenos Aires.

Electricity Generation

     As of the date hereof, Pampa’s electricity generation assets include its interests in Inversora Nihuiles S.A., Inversora Diamante S.A., Central Térmica Güemes S.A., Central Térmica Loma de la Lata S.A., Central Piedra Buena S.A. and Ingentis S. A.

     The following chart summarizes Pampa’s electricity generation assets:

	Hidroelectric		Thermal
						Total
Summary of Electricity Generation Assets	HINISA	HIDISA	CTG	CTLLL	CPB

Installed Capacity (M W)	265	388	361	369	620	2,003
M aket Share	1.0%	1.4%	1.3%	1.4%	2.3%	7.4%

Net Generation 2009 (GWh)	854	600	1,695	926	2,391	6,466
M aket Share	0.8%	0.6%	1.6%	0.9%	2.2%	6.1%
Sales 2009 (GWh)	1,162	927	2,216	1,297	3,199	8,801

Net Generation 2008 (GWh)	886	617	1,724	1,745	3,312	8,284
Variation Net Generation 2009 - 2008	-3.6%	-2.8%	-1.7%	-46.9%	-27.8%	-21.9%
Sales 2008 (GWh)	1,256	968	1,976	1,817	3,727	9,744

Average Price 2009 (AR$ / M Wh)	133.5	160.6	197.5	127.2	255.2	195.8
Average Gross Margin 2009 (AR$ / MWh)	60.3	65.4	77.9	21.3	13.8	42.6
Average Gross M argin 2008 (AR$ / M Wh)	54.1	56.7	62.8	27.5	20.4	38.3

Note: Gross Margin before amortization and depreciation charges. CTG includes results of Powerco.

     The following chart shows Pampa’s market share in the electricity generation segment, measured in terms of net generation for 2009:

     Finally, the following chart summarizes the main proforma financial data relating to Pampa’s generation assets, including the results of Hidroeléctrica Los Nihuiles, Hidroeléctrica Diamante, Central Térmica Güemes, Central Térmica Loma de la Lata and Central Piedra Buena, at 100%, irrespective of Pampa’s shareholding interests:

Financial Information	2008	2009
Net Sales	1,758,373	1,701,618
Cost of Sales	-1,445,474	-1,397,100
Operating Income	257,914	230,882
Net Income	103,597	122,104
EBITDA	310,347	283,968

Net cash flow provided by operating activities	8,932	170,487
Net cash flow used in investment activities	-673,956	-263,553
Net cash flow provided by financing activities	631,760	-4,908

Current Assets	795,431	707,194
Non-Current Assets	1,944,475	2,293,748
Total Assets	2,739,906	3,000,943
Current Liabilities	417,846	513,674
Non-Current Liabilities	888,087	1,005,869
Total Liabilities	1,305,933	1,519,543
Shareholders` Equity	1,433,974	1,481,400

1 Figures from the annual financial statements, in thousands of pesos.

Hidroeléctrica Los Nihuiles S.A. (“HINISA”)

     In June 1994, HINISA was granted a thirty-year concession for the generation, sale and commercialization of electricity from the Nihuiles hydroelectric system (the “Los Nihuiles System”). Located on the Atuel river, in the Province of Mendoza, the Los Nihuiles System has an installed capacity of 265.2 MW, which represents 1.0% of the installed capacity in Argentina, and is composed of three dams and three hydroelectric power generation plants (Nihuil I, Nihuil II and Nihuil III), as well as a compensator dam. The Los Nihuiles System covers a total distance of approximately 40 km with a height differential between 440 m and 480 m. From 1990 to 2009, its annual average generation was 915 GWh, with the highest level of generation (1,250 GWh) reached in 2006 and the lowest level (681 GWh) recorded in 1999.

     HINISA’s revenues are composed of energy and capacity sales. Total revenues for the twelvemonth year ended December 31, 2009 were Ps.155 million, corresponding to a net generation of 854 GWh, 3.6% lower than in 2008, with a hydraulic contribution of 954 Hm, 12% lower than in 2008.

     HINISA made 72% of its sales in the spot market. Availability of the power plants reached 94.1% .

The following chart shows certain relevant statistical data on Los Nihuiles:

	2005	2006	2007	2008	2009
Net Generation (GWh)	1,028	1,250	1,053	886	854
Energy Purchases (GWh)	415	434	395	370	308
Total Energy Sales (GWh)	1,443	1,684	1,448	1,256	1,162

Average Price (Ps. / MWh)	59.6	76.5	98.5	121.3	133.5
Average Gross Profit (Ps. / MWh)	26.0	36.0	46.2	54.1	60.3

Note: Gross Margin before amortization and depreciation charges.

Hidroeléctrica Diamante S.A. (“HIDISA”)

     In October 1994, HIDISA was granted a thirty-year concession for the generation, sale and commercialization of electricity from the Diamante hydroelectric system (the “Diamante System”). Located on the Diamante river, in the Province of Mendoza, the Diamante System has an installed capacity of 388.4 MW, which represents 1.4% of the installed capacity in Argentina, and is composed of three dams and three hydroelectric power generation plants (Agua del Toro, Los Reyunos and El Tigre). The Diamante System covers a total distance of approximately 55 km with a height differential between 873 m and 1,338 m. From 1990 to 2009, its annual average generation was 615 GWh, with the highest level of generation (943 GWh) reached in 2006 and the lowest level (375 GWh) recorded in 1997.

     HIDISA’s revenues are composed of energy and capacity sales. Total revenues for the twelvemonth year ended December 31, 2009 were Ps.149 million, corresponding to a net generation of 600 GWh, 2.8% lower than in 2008, with a hydraulic contribution of 991 Hm3, 11% lower than in 2008.

     HIDISA made 59% of its sales in the spot market. Availability of the power plants reached 87.8% .

The following chart shows certain relevant statistical data on Hidroeléctrica Diamante:

	2005	2006	2007	2008	2009
Net Generation (GWh)	666	943	700	617	600
Energy Purchases (GWh)	309	345	356	351	327
Total Energy Sales (GWh)	975	1,288	1,056	968	927

Average Price (Ps. / MWh)	70.5	83.9	118.0	142.4	160.6
Average Gross Profit (Ps. / MWh)	31.2	40.8	50.8	56.7	65.4

Note: Gross Margin before amortization and depreciation charges.

Central Térmica Güemes S.A. (“Güemes” o “CTG”)

     Central Térmica Güemes is located in the northwestern region of Argentina, in the City of Gral. Güemes, Province of Salta. Privatized in 1992, it has a 261 MW open cycle thermal electricity generation plant and in September 2008 it added a 100 MW natural General Electric gas-powered turbogenerator group , amounting to a total of 361 MW, which represent 1.3% of the installed capacity in Argentina. From 1993 to 2009, its average annual generation was 1,560 GWh, with the highest level of generation (1,903 GWh) reached in 1996 and the lowest level (1,030 GWh) recorded in 2003.

     CTG is in a privileged location, given its proximity to the gas fields in the Argentine northeast basin, which permits it to enter into supply contracts at very competitive conditions in terms of price, quality, volume and delivery conditions throughout the year.

     CTG’s revenues are mainly composed of energy and capacity sales. Total revenues for the twelve-month year ended December 31, 2009 were Ps.415 million, corresponding to a net generation of 1,695 GWh, 1.7% lower than in 2008. This reduction is explained by increased maintenance and the lower dispatch of the 261 MW open cycle steam turbines, partially offset by the increased generation of the new 100 MW turbine, which was available throughout the whole of 2009. In this sense, during 2009, the generation of electricity was subject to restrictions on the transmission system, as a result of the interconnection of the TermoAndes’ units to the National Interconnected System (“SADI”), which limits the joint operation of all of CTG’s units. However, the start-up of the 132 Kv Cobos-Eastern Salta’s lines and the Argentine Northwestern region’s (NOA) and Argentine Northeastern region’s (NEA) 500 KV High Voltage Lines (HVL) expected for 2010 and 2011, respectively, will allow CTG’s full operation.

     Furthermore, CTG allocates 150 MW to its contracts for export of electric energy and capacity to UTE Uruguay. In 2009, an aggregate of 184 GWh was exported, 45% lower than the volumes exported in 2007 mainly due to a lower demand by UTE and to a lesser extent, a decrease in the amount of authorizations granted by CAMMESAfor those exports.

The following chart shows certain relevant statistical data on Central Térmica Güemes:

	2005	2006	2007	2008	2009
Net Generation (GWh)	1,617	1,666	1,643	1,724	1,695
Energy Purchases (GWh)	206	116	123	252	521
Total Energy Sales (GWh)	1,823	1,782	1,766	1,976	2,216

Average Price (Ps. / MWh)	51.5	81.0	86.0	167.5	197.5
Average Gross Profit (Ps. / MWh)	13.1	23.8	27.4	62.8	77.9

Note: Gross Margin before amortization and depreciation charges. Includes results of Powerco.

Central Térmica Loma de la Lata S.A. (“CTLLL”)

     Central Térmica Loma de la Lata is located in Loma de la Lata, Province of Neuquén. The plant was built in 1994 and is composed of three open cycle gas turbines and has an installed capacity of 369 MW, which represents 1.4% of the installed capacity in Argentina. From 1997 to 2009, its average annual generation was 1,262 GWh, with the highest level of generation (2,317 GWh) reached in 1999 and the lowest level (272 GWh) recorded in 2002.

     Like CTG, Loma de la Lata is in a privileged location, given its proximity to one of the largest gas fields in Latin America, also called Loma de la Lata.

     CTLLL’s revenues are mainly composed of energy and capacity sales. Total revenues for the twelve-month year ended December 31, 2009 were approximately Ps.165 million, corresponding to a net generation of 926 GWh, 46.9% lower than in 2008. Such reduction is explained by an increase in maintenance works during 2009 and lower dispatch of the plant during the last months of the year due to an increase in the use of the hydroelectric generation system.

     We are currently in the process of expanding CTLLL, which consists of converting Loma de la Lata into a combined cycle through the installation of a steam turbine and three heat recovery generators, which will increase its current capacity, 369 MW, by 178 MW. The expansion requires an approximate investment of US$216 million and its output will be sold under the Energía Plus Program and to CAMMESA by means of the agreement executed with CAMMESA pursuant to Resolution SE No. 220/2007 (for more information see section 6.3.1 of this Annual Report).

     Furthermore, and for purposes of ensuring the provision of natural gas of the plant, on November 19, 2009, our subsidiary Petrolera Pampa S.A. (“PEPASA”) accepted an offer from YPF S.A. to enter into an investment agreement in the area known as Rincón del Mangrullo, located in the Province of Neuquén. We expect that the supply to be provided under such agreement will account for up to 11% of CTLLL’s natural gas consumption (for more information see section 6.3.2 of this Annual Report).

The following chart shows certain relevant statistical data on Loma de la Lata:

	2005	2006	2007	2008	2009
Net Generation (GWh)	1,253	1,263	1,772	1,745	926
Energy Purchases (GWh)	43	31	27	72	26
Total Energy Sales (GWh)	1,296	1,294	1,799	1,817	1,297[1]

Average Price (Ps. / MWh)	44.8	64.6	81.5	106.4	127.2
Average Gross Profit (Ps. / MWh)	20.8	22.2	18.1	27.5	21.3

1 Includes 345 GWh equivalent compensated through assignment of natural gas during winter.
Note: Gross Margin before amortization and depreciation charges.

Central Piedra Buena S. A. (“CPB”)

     Central Piedra Buena is located in the port of Ingeniero White, close to the City of Bahía Blanca, province of Buenos Aires. CPB has 2 turbines of 310 MW each, totaling 620 MW which represent 2.3% of Argentina’s installed capacity. The boilers can be indistinctly fired with natural gas or fuel oil.

     The supply of natural gas is made through a 22 km gas pipeline owned by CPB, which CPB also owns, operates and maintains, and which connects to the main gas pipeline system of Transportadora Gas del Sur. Furthermore, CPB has two tanks for the storage of fuel oil with a combined capacity of 60,000 m3. From 1997 to 2009, its average annual generation was 1.874 GWh, with the highest level of generation (3,312 GWh) reached in 2008 and the lowest level (189 GWh) recorded in 2002.

     CPB’s revenues are mainly composed of energy and capacity sales. Total revenues for the twelve-month year ended December 31, 2009 were Ps.817 million, corresponding to a net generation of 2,391 GWh, 27.8% lower than in 2008. Such reduction is mainly explained by the plant’s lower dispatch during the last months of the year caused by an increase in the use of the hydroelectric generation system, and to a lesser extent, by an increase in maintenance works during 2009.

The following chart shows certain relevant statistical data on Central Piedra Buena:

	2005	2006	2007	2008	2009
Net Generation (GWh)	1,958	2,192	3,035	3,312	2,391
Energy Purchases (GWh)	12	12	10	415	808
Total Energy Sales (GWh)	1,970	2,204	3,045	3,727	3,199

Average Price (Ps. / MWh)	125.0	193.3	198.8	261.3	255.2
Average Gross Profit (Ps. / MWh)	15.6	7.1	10.1	20.4	13.8

Note: Gross Margin before amortization and depreciation charges.

Summary of Expansion Projects

• The following are Pampa’s expansion projects, which may be marketed under the Energía Plus Program, whereby generators are able to freely negotiate contracts and prices directly with large consumers, as well as with CAMMESA by means of agreements executed in accordance with Resolution SE No. 220/2007:

• Loma de la Lata. Pampa is expanding Loma de la Lata’s current installed capacity by 178 MW through the conversion of the plant to combined cycle. The project will increase the plant’s capacity by approximately 50% with not additional gas consumption, resulting in increased efficiency for the whole plant. Loma de la Lata’s current 369 MW open cycle operates at an efficiency of approximately 32% and we expect that upon completion of the project, Loma de la Lata’s combined cycle will operate at an efficiency of approximately 50% for 547 MW.

The project will require an estimated investment of US$216 million and will be sold both under the Energy Plus Program and to CAMMESA by means of the agreement signed with CAMMESA under Resolution SE No. 220/2007 (for more information see section 6.3.1 of this Annual Report).

• Ingentis Project. Pampa along with the Province of Chubut will build an open-cycle thermal generation plant. Currently, in view of to the local and international financial scenario, the project is being redefined in terms of the capacity to be installed. In that sense, Ingentis’ Board of Directors decided to put one of the two GE 102,5 MW turbines on sale, considering that to be the best choice given the changes to the technical and financial conditions that affected the originally planned project.

Furthermore, we are also reviewing the project’s location to take into consideration natural gas supply and transportation issues. For all these reasons the start of construction works is currently delayed.

• New Gas-Fired Engines. This project consists of two gas-fired motor generators with a combined installed capacity of approximately 16 MW and with an efficiency of 43%. Currently, the project is under review.

The following table summarizes the current status of Pampa’s expansion projects:

		New	Total	Investment		Estimated
		Capacity	Investment	as of Dec		comercial
Project	Location	(MW)	(US$ MM)	‘09	Fuel	operation
				(US$ MM)		date
CTG	Salta	100	69	69	Natural Gas (1)	Completed

Loma de la Lata	Neuquén	178	216	216 (2)	Combined Cycle. Does not	3Q 2010
					require additional fuel

Total		278	285	285

(1) Provision guarenteed by natural gas royalty assignment agreements.
(2) Includes Ps. 92.3 million corresponding to investments guaranteeing letters of credit of the project (included in the Consolidated Balance Sheets as Non-Current Investments).

Electricity Transmission

Compañía de Transporte de Energía Eléctrica en Alta Tensión TRANSENER S.A.

     Transener is a leading public utility in Argentina’s extra high voltage electricity transmission sector. It holds a concession over Argentina’s extra high voltage electricity transmission network made up by 10,319 kilometers of transmission lines and 43 transforming substations, on top of which we need to mention the 6,109 kilometers of lines and 88 transforming substations that make up the network managed by Transener’s controlled company, Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires (“Transba S.A.”, in which Transener holds a 90% shareholding). Thus, Transener operates 95% of Argentina’s high voltage electricity lines.

The following table summarizes Transener’s main financial indicators:

Technical Data	2008	2009
Transener Transmission Lines (Km)	10,155	10,319

Transba Transmission Lines (Km)	6,108	6,109

Financial Information[1]	2008	2009
Net Sales	457,046	582,548
Cost of Sales	-361,838	-447,278
Operating Income	35,157	59,200
Net Income	-65,883	46,786
EBITDA	149,328	181,930

Net cash flow provided by operating activities	157,271	217,307
Net cash flow used in investment activities	-102,085	-75,288
Net cash flow used in financing activities	-102,660	-101,593

Current Assets	158,190	187,046
Non-Current Assets	1,871,622	1,824,815
Total Assets	2,029,812	2,011,861
Current Liabilities	129,958	219,047
Non-Current Liabilities	839,122	688,572
Total Liabilities	969,080	907,619
Minority Interest	48,243	44,966
Shareholders´ Equity	1,012,489	1,059,276

1 Amounts taken from the consolidated annual financial statements, stated in thousand of Pesos.

     For the fiscal year ended December 31, 2009 Transener reported a net consolidated income of Ps.46.8 million (Ps.105 per share).

     Consolidated income from sales for the year ended on December 31, 2009 were Ps.582.5 million, 27.5% higher than Ps.457.0 million for the previous fiscal year and mainly due to an increase of (i) Ps.33.6 million in revenues from electricity transmission services, net, (ii) Ps.12.0 million in the royalties payable on the Fourth Line and (iii) Ps.79.9 million in other revenues from sales, net.

     The increase in revenues from electricity transmission services, net, was mainly due to the increase in the compensation due to Transener and Transba in the framework of Resolutions ENRE No. 328/08 y 327/08, respectively. The increase in the royalties payable on the Fourth Line was mainly due to the enforcement of Resolution ENRE No. 653/08, which recalculated these royalties as from October 2008. The increase in other Income from sales, net, originated mainly in an increase of (i) Ps.32.1 million generated by construction and installation works, (ii) Ps.18.1 million generated by operation and maintenance services, (iii) Ps.14.7 million generated by supervision services and (iv) Ps.16.9 million from the unregulated revenues generated by its subsidiaries Transba and Transener Internacional Ltda.

     Consolidated operating costs for the year ended on December 31, 2009 were Ps.523.3 million, 24.0% higher than Ps.421.9 million recorded in the previous fiscal year, mainly due to an increase of: (i) $43.3 million in Salaries and social security contributions, (ii) Ps.25.7 million in Materials for works as a result of the increase in unregulated activities, (iii) Ps.8.6 million in Fixed assets depreciation; (iv) Ps.6.5 million in Insurance and (v) Ps.5.2 million in General Maintenance.

     Other consolidated income and expenses for the year ended on December 31, 2009 represented net income for Ps.9.7 million, compared to the Ps.19.6 million net income recorded in the previous fiscal year, which was mainly due to collection of the compensation for early termination of the agreements made by and between Transener Internacional Ltda. and the companies Transmisora Sudeste Nordeste – TSN and Novatrans Energia and the sale of certain fixed assets substantially associated to the agreements and the collection of the insurance that covered the loss sustained in Ezeiza Transforming Substation.

     Consolidated financial results for the year ended on December 31, 2009 represented a Ps.0.4 million net income, compared to the Ps.98.0 million net loss recorded in the previous fiscal year, due mainly to a Ps.94.1 million in gains from repurchases of debt.

     The Income Tax charge for the year ended on December 31, 2009 represented a net operating loss of Ps.19.1 million, compared to the Ps.23.6 million net operating loss recorded in the previous fiscal year and resulting mainly from a Ps.19.0 million increase in the income tax payable, mainly resulting from the taxable income generated by Transba during the year, net of a reduction of Ps.23.4 million in the changes in deferred tax liabilities.

Operation and Maintenance

     Argentina’s Extra High Voltage National Interconnected System operated and maintained by Transener is being subjected to growing solicitations. This is mainly explained by the punctuality of the loads during extreme temperature periods of either sever cold or hot weather. For the last years, peak winter and summer demand records have been experienced in each season. During this year the peak demand was recorded on July 24, 2009, with 19,566 MW of power, exceeding by 2.3% the peak for 2008 of 19,126 MW.

     Faced with the demanding requirements to which the high voltage transmission system and all its related equipment are subject, service quality has been maintained within the international parameters customary for comparable companies. The failure rate per every 100 kilometers of operated and maintained line was 0.62 as of December 31, 2009, compared to 0.53 failures per every 100 kilometers of line in 2008, fully comparable with international standards.

The following chart illustrates the rate of failures related to the service provided by the Transener:

Investments

     Transener went ahead with a plan of investments to ensure the operational capacity of the system and invested funds for approximately Ps.70 million in 2009, including committed investments.

The following chart illustrates Transener’s investments:

Business Development: activities in the local market

Services related to electricity transmission

     Throughout fiscal year 2009, the supply of operations, maintenance and other services to private customers who own transmission facilities continued. These facilities are both for private and public use (Independent Transmitters).

     During this fiscal year, the original terms of the agreements entered into with the companies Yacylec S.A., Transmisión Eléctrica S.A. and Compañía de Transporte del Mercosur S.A., expired. Although Transener has managed to agree upon the basic guidelines for future agreements, given the uncertainty existing in connection with the future revenues from the services supplied by the three companies, it is extremely hard for them to assume commitments beyond the short term, for which reason the services have been supplied through successive renewals of the current agreements.

     In all the services agreements, the necessary actions have been taken for maintaining Transener’s actual remuneration values.

     At year end, the facilities served by Transener pursuant to private agreements are as follows:

  1,884 km of 500kV lines.
  210 km of 220kV lines.
  78 km of 132kV lines.

Works

     Transener has maintained its policy consisting in focusing its activities on those works for which it has a competitive edge, either because of the experience of its technical personnel, the availability of equipment and spare parts, as well as in those works that have a direct bearing on its own facilities.

     Transener’s experience in transmission facilities projects has been requested by various companies for the preparation of preliminary projects and bid documents. Although not for highly significant amounts, these agreements ensure Transener that the projects concerning electricity transmission will meet certain quality standards.

     Particularly, during the fiscal year, a Master Agreement has been entered into with the company ENARSA for Transener to render to it supporting services in the area of transmission for the projects to be implemented by ENARSA.

     Under the agreement, ENARSA has entrusted Transener with the preparation of the technical and commercial bid documents for the supply of step-down transformers and block transformers as well as the studies and the documentation necessary for the application for access corresponding to the connection of the new Ensenada de Barragán Thermal Power Station.

     Additionally, it requested the preparation of the technical tender documents for the Hudson and Ensenada Transforming Substations and the 220 kV line that links both substations.

     SIPAR ACEROS S.A. is yet another company that entrusted Transener with the preparation of the technical bid documents for the construction of a new 500 kV field at the Rosario Oeste Transforming Substation in order to link it to a new plant.

     At the end of the year, an agreement was reached with the companies INTESAR and LINSA, for carrying out the studies, assembling the control and communications equipment and commissioning the new Generator Shedding Operations automation for Integrada del Norte.

Works under the Energy Secretariat’s Resolution SE 01/03

     Agreements have been entered into with the Energy Secretariat to incorporate a new 300 MVA transformer into the Henderson Transforming Substation as well as a bank of transformers to be kept as a reserve at the Ezeiza Transforming Substation.

     In both cases, Transener is responsible for preparing the bid documents, arranging the calls for bids and inspecting, supervising and controlling execution. As consideration for these services, Transener shall collect 3% over the supplies and 6% over the contract for the assembly and commissioning.

     At the Ezeiza Transforming Substation, the three single phase transformers are owned by Transener and thanks to the above works, these will become a hot back-up unit for the system.

Communications

     Transener continued to supply infrastructure services to various communications companies, which comprise both the assignment of dark fiber optics over the system owned by the communications company (Fourth Line) as well as leases of space in their microwave stations and in their antenna-supporting structures. With the demand for mobile communications being on the rise, these revenues have seen a significant increase both in terms of volume and of prices.

     Besides, Transener continued to supply operational communications and data transmission supporting services to other electricity market agents.

Business Development: activities abroad

     Through Transener Internacional, services continued to be supplied in Brazil during fiscal year 2009. These activities consist mainly in rendering operation and maintenance services for expansions in Brazil’s power grid, accompanying investor groups who, under concession agreements, construct and exploit said enhancements. In addition, the services include electromechanical assemblies in transforming substations and lines run by companies engaged in the supply of electricity transmission and distribution services.

Financial situation

     Given the uncertainties surrounding Transener and Transba’s tariff schedules, the criterion governing their treasury activities has been one of prudence in 2009, geared towards ensuring network operation through optimized cash management to reduce risks and improve coverage and performance.

     Transener has entered into futures agreements in connection with the half-yearly interest services of its indebtedness, which enabled the deployment of its treasury strategy with Peso-denominated investments.

     As concerns Transener’s risk rating, Standard & Poor’s maintained its domestic ratings at “raBBB+” stable and its global rating at “B-“ stable in foreign currency, and changed from “B” stable to “B-“ stable its rating in local currency.

     On the other hand, in November 2009 Transener agreed with Fitch Argentina Calificadora de Riesgo S.A. to discontinue the rating of the Company’s notes for strict business reasons. However, Fitch decided to maintain the Company’s global rating at “B-“ stable in both local and foreign currency.

     In view of the low value of the debt securities issued by emerging economies on the whole during the first months of the year, Transener purchased US$52.1 million in nominal value of its outstanding Series 1 Notes. As of the date of this annual report, all purchases had been cancelled. In addition, during this fiscal year Transener purchased its Series 6 outstanding Notes for a nominal value of US$9.3 million, which were cancelled. Moreover, during 2009 Transba acquired Transener’s Series 1 Notes for a nominal value of US$9.6 million.

     Given the repayments scheduled for the fiscal year and the investments made, net financial debt as of December 31, 2009 amounts to US$158.6 million in principal, and Transener shall not have any considerable re-financing needs until the year 2013.

Electricity Distribution

Empresa Distribuidora y Comercializadora Norte S.A. (“Edenor”)

     Edenor is Argentina’s largest electricity distributor in terms of customer portfolio and electricity sold (measured both in GWh and in Pesos). This Company has been awarded a concession to distribute electricity on an exclusive basis in the North West of Greater Buenos Aires and in the North of the City of Buenos Aires, which spans over 4,637 square kilometers and has approximately seven million inhabitants.

The following chart summarizes Edenor’s main financial indicators:

Technical Data	2008	2009
Transmission and distribution lines (Km)	34,584	35,301

Number of customers (millions)	2.5	2.6

Energy Sales (GWh)	18,616	18,220

Financial Information	2008	2009
Net Sales	2,000,198	2,077,860
Cost of Sales	-934,660	-1,003,362
Operating Income	302,915	190,392
Net Income	123,115	90,643
EBITDA	473,178	365,811

Net cash flow provided by operating activities	547,543	667,977
Net cash flow used in investment activities	-325,380	-404,165
Net cash flow used in financing activities	-196,962	-161,839

Current Assets	632,608	739,091
Non-Current Assets	3,502,022	3,361,650
Total Assets	4,134,630	4,370,741
Current Liabilities	669,078	760,273
Non-Current Liabilities	1,373,986	1,428,259
Total Liabilities	2,043,064	2,188,259
Shareholders` Equity	2,091,566	2,182,209

[1] Amounts taken from the annual financial statements in thousand Pesos.

     Operating income decreased significantly, from an income of Ps.302.9 million in 2008 to an income of Ps.190.4 million in 2009, mainly due to a 15.9% increase in operating expenses.

     The volume of the energy distributed in Edenor’s area during 2009, which includes sales of energy and tolls, was 18,220 GWh. Energy purchases to meet this demand amounted to 20,676 GWh, which represents a –0.9% decrease compared to 2008. During 2009 a number of 68,990 customers were connected, which represents a 389 MW increase in contracted power.

Commercial area

     Energy demand recorded a year-on-year drop of –2.1% in 2009, representing the first contraction since 2002. Residential demand played a leading role in that contraction due to its year-on-year decrease (-2.7%) and its high share in the total volume of demand (residential consumption stands for almost 40% of demand). Users with high demands, who have a share approximately equivalent to residential users (37.5%) registered a year-on-year decrease of –2.2%, the second lowest rate since 2002 (in that year a 5.6% year on-year-drop had been posted).

Large Users

     Large demands suffered a contraction of –2.2% in 2009. This figure results from a reduction of 2.2% in the energy demanded by the Tariff 3 (T3) customers, of 0.1% by Minor Large Users (GUMEs) and of 3.2% by Major Large Users (GUMAs). During 2009 191 T3 clients and 11 large users were connected.

     The policy of billing additional charges for excess energy consumption to customers with demands equal to or higher than 300 kV in accordance with Resolution 1281/06 of the Argentine Energy Secretariat and supplementary provisions was continued, although no need arose to impose restrictions on supply to these customers.

     In the framework of the Resolution 1281/06 of the Argentine Energy Secretariat, Edenor contracted again the supply of capacity and energy on behalf of a customer with the Piedrabuena Power Station as from August 1.

     Also in compliance with the requirements under Resolution 1281/06 of the Energy Secretariat, the second stage of installation and technical and commercial commissioning of the Demand Measurement Systems (SMED) was started.

Energy Losses

     During 2009, the energy recovery program was partially implemented, although it was not possible to reduce the loss rates compared to 2008. In this sense, the Rolling Annual Rate (TAM) of total losses for 2009 stood at 11.88%, that is, 111 basis points higher than in the previous year.

     During the winter season several kinds of home-made devices with high power consumption were detected in poor homes, which are used for room and water heating purposes. The massive, simultaneous use of such devices during the winter season generates high demand rates in the network, which activate the transformers’ protection systems and cause outages in many neighborhoods where this practice is common. This was one of the factors that directly influenced on the increase in nontechnical losses, as many of these users have illegal connections to Edenor’s networks.

     The Company continued to work on the most significant fraud cases with the support of a law firm and in establishing new technological criteria for reducing the installations’ vulnerability.

The following chart illustrates the historical performance of the Rolling Annual Rate of Edenor’s energy losses:

Investments

     Investments during 2009 amounted to Ps.404.3 million. It must be noted that the recovery in the level of investments compared to the years following the 2002 crisis has continued.

     The demand for power decreased by –0.9% (20,676 GWh in 2009 vs. 20,864 GWh in 2008) whereas the maximum power demand increased 3.7% (3,944 MW in 2009 vs. 3,802 MW in 2008).

     To meet this increased demand, most investments were applied to an increase in the structures available at the sites and to the connection of the new supplies. Edenor’s efforts in containing fraud and delinquency indicators and in maintaining its service and product quality continued, and it made major investments for the protection of the environment as it suppressed its Polychlorinated Biphenyl (or PCB) transformers and implemented outdoor safety measures, as described in the relevant paragraphs.

     Edenor’s historical investments from the start of its activities in 1992 until 2009 amount to Ps.2,837.4 million.

The annual distribution of said investments has been illustrated in the following charts:

Financial Indebtedness

     As of December 31, 2009, Edenor’s total financial indebtedness amounted to Ps.790 million net of its holding of Senior Notes due 2017, including accrued interest for Ps.16.1 million. Compared to the previous year, financial indebtedness net of cash and cash equivalents and short-term investments decreased by Ps.251.1 million (30.9%) as a result of the repurchases made. The profile of the Company’s current indebtedness points to an average maturity of approximately 8.5 years and to an average interest rate estimated at 10.5% .

     As of December 31, 2009, Standard & Poor´s conferred to the Company’s Program of Negotiable Obligations for US$600 million a “raA” rating, with a stable outlook at the national scale and a “B-“ rating at the international scale. Ratings “raA”, with a stable outlook are indicative of the expectations that Edenor’s good cash flow generation may allow the Company to finance its significant plan of investments and honor a manageable schedule of maturities in 2010 and 2011.

     In turn, Moody’s Latin America maintained its B2 rating at the global scale and a A1.ar rating at the national scale, with stable outlook, for the various classes of notes issued by Edenor. These ratings are indicative of the improvement in Edenor’s financial position after the agreement concerning the tariff adjustment to be applied to non-residential customers approved by the Federal Government though they still take into consideration the nature of the electricity market in Argentina.

     In order to hedge against oscillations in the exchange rate between the US Dollar and the Argentine Peso, Edenor entered into Non Deliverable Forward (“NDF”) currency hedge agreements for US$22 million (4.4475 Ps./US$) with Standard Bank. In addition, ROFEX agreements as of April 2010 (4,165 Ps./US$), June 2010 (4.242 Ps./US$) and October 2010 (4.240 Ps./US$) were executed for a total amount of US$43 million.

8. Human Resources

     During fiscal year 2009 the Human Resources area focused its efforts mainly on optimizing controls and improving payroll processes, and started to integrate our subsidiaries’ existing payroll systems, a process that will be completed during fiscal year 2010.

     The Compensation and Benefit area maintained the criterion of adjusting salaries for inflation twice a year based on information contributed by top consulting companies. In the Training and Development area, the tool for evaluating performance was redesigned and its guiding principles were redefined. In addition, job descriptions at Company level and Personnel Selection, Training and Lending policies were developed.

     One of the highlights in fiscal year 2009 was the physical integration of the Central Administration area (previously scattered in three different office buildings) into a single exclusive corporate building for Pampa Energía. This significant change was possible thanks to the key contribution made by the Human Resources area.

     As concerns Labor Relations, the strategy of negotiating with all the unions simultaneously, for similar increase percentages and equal effective terms, was deepened.

     In addition, the listing of our ADSs in the NYSE prompted a series of actions by the various areas which relied on the support provided by the Human Resources area insofar as concerns training, communication, selection and development of internal promotions.

     For the year 2010, Human Resources will continue to align Pampa with policies and practices applied by top market companies, with the purpose of achieving our employees’ commitment to the Company’s strategic objectives whilst creating an excellent work environment.

     The challenge for the next year will be to consolidate the changes made in the field of Development, by articulating an all-encompassing description of positions, values, competences and performance assessment, implementing a specific action plan for internal Talent Management, and in the trade union sphere, maintaining low conflict levels in each Province and reaching satisfactory agreements for all parties involved.

9. Corporate Responsibility

     We see Corporate Responsibility as a strategic management model that contemplates the financial, social and environmental aspects associated with the development of our business, with a view to improving our performance, the relations with our stakeholders, and the risk profile vis-à-vis investors and suppliers.

     Our goal is promote the consolidation of Corporate Responsibility in a transversal manner by implementing a comprehensive strategic process, as an advantage for sustainable management, adopting high international standards and generating value for the various stakeholders with whom we interact: investors, employees, the community and suppliers.

     In Pampa Energía we stand out for providing a quality service to our customers, based on our commitment towards a transparent management, in harmony with the communities where we operate and respecting the environment.

9.1 | Corporate Responsibility Actions by Pampa

     We develop various Corporate Responsibility actions as part of the commitments taken on by us:

Becas por Más Energía (Scholarships for More Energy)

     Pampa Energía grants scholarships to university students of Electrical Engineering at Instituto Tecnológico de Buenos Aires (ITBA). The main objective of this Program is to promote the integral formation of professionals in the energy sector. In line with this goal, in 2007 the course of studies at the Instituto Tecnológico de Buenos Aires was re-founded, in view of the scarce supply of this kind of professionals existing in the labor market.

     This is a great opportunity to allow access to university education by both the children of employees of our subsidiaries and the communities in which Pampa Energía acts.

     During 2009, after an extensive communication campaign, we received applicants to the course of studies, who went through a personal, professional and academic profile evaluation process. To date we have six scholarship holders, three of whom are also beneficiaries of an allowance for personal expenses.

     At present, students holding scholarships granted by Pampa Energía work in the company, thus supplementing their studies with hands-on experience in their future profession.

     In a joint effort with the ITBA, we will continue betting on the education of future generations and the strengthening and sustainability of the energy sector, as key pillars for the development of society.

Contest “Construyendo Educación con Energía” (“Building Education with Energy")

     By sponsoring a contest of solidarity projects for Company employees, we aim at reinforcing and improving education in cities where our employees live and work, stimulating their commitment to the needs and institutions in their communities and consolidating their sense of belonging to the Company. We consider that the Company must see that every employee is respected and esteemed.

     The contest is implemented through an invitation to employees to submit proposals related to subjects such as school reinsertion and dropout prevention, education quality improvement, IT equipment, literacy, school support, improvement of building infrastructure, scholarships, among others, and their joint implementation with one of the neighboring institutions (social organizations, schools, clubs, among others), thus participating in the definition of Pampa Energía’s social investment.

     In the last edition 100 projects were submitted, 22 of which were selected for considering that they were of vital importance to the community. The principles taken into consideration were innovation, commitment and sustainability of the initiatives.

Program “Barritas Energéticas” (“Energy Bars”).

     Pampa Energía works hand in hand with the All for Children Foundation (Fundación Todo x los Chicos), an non-profit organization, in implementing a social support and promotion program in public schools and various institutions in Greater Buenos Aires and Argentine provinces that are under vulnerable socio-affective conditions. Through workshops, boys, girls and teenager students in Primary School, Basic Secondary School, Special Schools, Labor Formation centers, Supplementary Education Centers, homes and soup kitchens learn to cook legume and cereal bars.

     In this way, the children and teenagers who participate in the workshops acquire skills for preparing a highly nutritional food that they themselves eat and donate to their mates and other neighboring institutions, thus encouraging knowledge, teaching a culture of entrepreneurship and team work, and promoting solidarity bonds.

     During 2009, the Energy Bar program was implemented in 148 institutions, where more than 6,000 boys, girls and teenagers learnt to cook and share cereal bars. The program extended to 130,000 indirect beneficiaries.

National Education Workshops

     In line with our ongoing commitment toward education, throughout the whole year we have developed a multimedia education workshop targeted at schoolchildren attending General Basic Education, Levels 1 and 2 for the purpose of teaching them the meaning of energy and explaining to them the processes of electricity generation, transmission and distribution as well as the reasons why energy should be used rationally, how accidents should be prevented and how to care for the environment, all in a fun and relaxed environment.

9.2 | Main Corporate Responsibility Actions by Edenor

Participation in ISO 26000

     Work has continued to be made at national and international level in the preparation and formulation of the first social responsibility standard led by ISO, which will be published in 2010 and which intends to be a non-certifiable guidance for all kinds of organizations which wish to deal with social responsibility issues in their daily activities.

     Edenor participates as a representative of the Argentine industries group and in 2009, it attended the plenary session in Quebec, Canada, where a Draft International Standard was drafted.

“Cien Libros para Nuestra Escuela” (“One Hundred Books for Our School”)

     One Hundred Books for our School is an educational program by Edenor aimed at primary schools located in regions in the concession area with unmet basic needs. Edenor coordinates the program with the municipalities, and in 2009 it worked in Tigre, Moreno, San Martín, José C. Paz, Pilar, 3 de Febrero and Escobar.

     The program encourages children to submit their models or posters and the winning school will receive as a prize a library with more than 150 books and two computers. During 2009, 300 schools and more than 50,000 children participated in the program.

     Since its inception in 1995, almost 84,000 books and 300 computers have been donated under the program.

Edenor chicos (“Edenor Kids”)

     This initiative involves a series of activities for small children and it forms part of a long-term commitment toward the community, as it has been implemented for more than 10 years.

     With the aim of raising awareness since the first years of life regarding the importance of the Rational Use of Energy, the protection of the environment and safety at home and outdoors, during 2009 Edenor continued a series of coordinated educational activities for primary school children in its concession area.

Conexión al futuro (“Connection to the Future”)

     As in the past years, in 2009 the “Connection to the Future” program each day visited a different school in the concession area, staging an educational, interactive theater play on electric power. In 2009 around 140 schools in the municipalities of José C. Paz, Moreno, Pilar, San Isidro, San Martín and Tigre participated, and the play was seen by more than 83,200 children.

     In the play children learn about electricity and its history, its origins and how it reaches our homes, the safety measures we must apply and its efficient use.

     The program was launched in 1998, and throughout its 12 years of existence 1910 schools have been visited and around 930,000 students have attended its workshop.

     Other programs by Edenor include: Casas por + Energía (Homes for More Energy), and Firemen Training, among others. For more information, see Edenor’s 2009 annual report.

9.3 | Main Corporate Responsibility Actions by Transener and Transba: Social Projects in Permanent Execution

Comedor Los Obreritos

     The aim is to contribute to sustainable economic development through the creation of a bakery shop so that the soup kitchen can be self-sufficient, with the objective of recreating a sustainable model that ensures feeding of and support to those who are part of the soup kitchen.

Facultad de Ingeniería – Universidad Nacional del Comahue (School of Engineering – National University of Comahue)

     Thanks to this plan, voltage, current, and energy measuring devices belonging to the University were calibrated in the Company’s laboratories.

Fundación Hospital Garrahan (Garrahan Hospital Foundation)

     The Paper Recycling Program of the Foundation was implemented in the Head Office and Ezeiza (TRANSENER).

Colegio Santa Teresita (Santa Teresita School).

     This project is aimed at raising awareness in the Henderson community about the need to classify waste at its origin and protecting the environment through conferences at the school. Moreover, classified garbage is collected periodically by teams and company personnel.

     10.Information Technology

     With a view to ensuring the alignment of the objectives of the Company’s systems and business areas, at the beginning of the year a Information Technology Committee was organized, and an action plan for 2009 was drafted and approved, in line with the Company’s main initiatives.

Throughout the year, hard work was performed in connection with the following projects:

  New corporate building: a state-of-the-art secure network was defined and built at the facilities, that laid the structural foundations for the next 10 years. The network covered key security and reliability aspects, such as structured cabling, data links, communication devices and technology room.

  Application maintenance: the stabilization of the SAP system was completed, after having launched its implementation in 2008. Numerous improvements were added to the system and final users went through a new training program to improve the use of the system.

  Selection of Business Intelligence tool: a thorough process of software selection was carried out so as to establish the reporting and consolidation platform of Pampa Generación. ClikView was selected, and in early 2010 the implementation projects in several business areas started to be rolled out.

  Network architecture: the process of unifying the facilities’ domains was launched. The aim is to establish a single network in the whole country, under a central management. In 2009 the process of integrating Loma de la Lata Thermal Station was concluded, and in 2010 the process is expected to continue in regard to the rest of the stations.

  Information Technology management: the systems’ operations improved substantially through the installation of an incident management tool that features a change approval workflow and allows to have historic information on service quality.

  User support: we continued to provide support to users, both as concerns the use of PCs and various applications with a high degree of satisfaction. We unified the anti-virus platform in Pampa Generación and plan to extend it to the stations in 2010.

     During 2010, our main challenge will be to ensure adequate enforcement of the rules and controls required under the Sarbanes-Oxley Act, in order to obtain a satisfactory certification.

11. Environmental Management

The Environment as part of each Plant’s Integrated Management System

     Each electric power generation plant has its own professional team skilled in administering integrated management systems related to Environmental and Work Quality and Safety Matters, who strictly follow the Company’s policy in this regard.

     The professional teams have focused their activities on the enforcement of the national and provincial environmental laws, the minimization of operating waste and recycling of plastics, paper and metal.

     Every year, all the generation plants pass audits conducted by the ENRE, the IRAM and Bureau Veritas certifying companies, auditors specialized in controlling the Company’s statutory environmental management, cross audits composed of personnel from other plants, visits of Occupational Risk Insurers and the Occupational Risk Superintendence. Each plant’s Integrated Management Systems form part of all its technical, economic and business activities.

     In 2009, Pampa’s financial and environmental efforts were focused on the expansion of the Loma de la Lata Thermal Plant: a professional responsible for the Integrated Management System was employed, whose duties include adapting the internal rules and procedures to the new technology introduced in the plant and causing the expansion to obtain certification under the ISO 14.001 Environmental Standard. All environmental permits and consents required in connection with the construction works by the Environmental Undersecretariat of Neuquén were obtained.

     Pampa’s policy in Central Piedra Buena (“CPB”) and the ISO 18.001 and 14.001 certifications obtained in 2008 have allowed to heighten the staff’s commitment to safety and the environment at all levels, a commitment that is being put into practice in all the activities performed at the plant. A video film was shot for introducing visitors to the plant to safety and environmental matters. The electrical installations of boilers, turbines, cycle and accessory services of the plant were remodeled, adapting the facilities to comply with the applicable laws and prevent emergencies. As concerns environmental matters, CPB installed a new device for measuring gaseous emissions from its chimney, thus improving control and registration of its discharges.

     Central Térmica Güemes subjected its 135 MW GUE 13 unit to major maintenance in compliance with the environmental, quality and industrial safety conditions regulated by its new integrated management system, that was certified in December 2009, once maintenance works had been completed.

     The Nihuiles and Diamante hydroelectric complex ended its PCB detection and elimination tasks; in August 2009, 16 measurement transformers with PCB content in excess of 50 ppm were dechlorinated. As a result of such treatment, together with the one carried out in December 2006 in Agua del Toro, these hydroelectric plants have been the first electricity assets to be declared PCB-free in the Province of Mendoza. Both companies carry out specific environmental activities that highly impact on their community. In this sense, during 2009 the hydroelectric complexes achieved a new record of alevins in their reservoirs, with 465,000 silverside alevins having been cultured in lakes Agua del Toro and Los Reyunos on the Diamante river and lakes El Nihuil and Valle Grande on the Nihuil river. This figure exceeds by almost 10% the record production of 2005.

     During 2009, aware of its role as electric power generator, Pampa increased even further its workforce efforts and investments made to minimize the environmental and social impact of its business, reaffirming the Company’s and its personnel’s commitment to achieving operations and new projects which are sustainable in time, and which are in harmony with the environment and the life of the communities in which its activities are carried out.

     12.Results of Operations

     Pampa’s businesses are primarily focused on the electricity sector, with the various legal entities in which the Company holds ownership interests taking part in the electricity generation, transmission and distribution segments.

     The following chart summarizes the consolidated indices obtained during the fiscal year ended on December 31, 2009, compared to the four immediately preceding fiscal years:

	12.31.09	12.31.08	12.31.07	12.31.06	06.30.06
Liquidity	1.17	1.40	1.56	3.09	3.99
Creditworthiness	0.74	0.74	0.88	0.71	14.66
Immobilization of Capital	0.83	0.82	0.82	0.81	0.75
Yield	0.07	0.04	0.10	0.02	0.06

     According to the nature, customer portfolio and risks involved, the following business segments have been identified amongst Pampa’s controlled companies:

  Electricity Generation, made up by the Company’s direct and indirect interests in Central Térmica Loma de la Lata, Hidroeléctrica Los Nihuiles, Hidroeléctrica Diamante, Central Térmica Güemes, Central Piedra Buena, Powerco, Ingentis, Energía Distribuida, Pampa Generación and by shareholdings in other companies in the electricity generation sector.

  Electricity Transmission, made up by Pampa’s indirect interest in Transener and its subsidiaries.

  Electricity Distribution, made up by Pampa’s indirect interest in Edenor.

  Holding, made up by Pampa’s very own operations, such as advisory services and investments both in financial instruments and real estate and in other companies not related to the electricity sector.

Consolidat ed Results for the period January-December 2009 (Ps.)

Consolidated Statement of Income information at December 31, 2009

	Generation	Transmission	Distribution	Holding	Eliminations	Consolidated

Sales	1,715,127,849	290,483,423	2,077,860,000	9,227,266	-	4,092,698,538
Intersegment sales	8,768,086	790,788	-	5,841,502	(14,027,943)	1,372,433

Total sales	1,723,895,935	291,274,211	2,077,860,000	15,068,768	(14,027,943)	4,094,070,971
Cost of sales	(1,400,706,145)	(220,068,440)	(1,569,740,606)	(8,215,896)	1,465,100	(3,197,265,987)

Gross profit	323,189,790	71,205,771	508,119,394	6,852,872	(12,562,843)	896,804,984
Administrative expenses	(75,993,787)	(37,503,814)	(178,431,008)	(47,940,292)	11,413,343	(328,455,558)
Selling expenses	(17,988,817)	-	(137,999,000)	(1,012,935)	-	(157,000,752)
Amortization of goodwill	(15,233,986)	763,398	(5,533,955)	-	-	(20,004,543)

Operating income (loss)	213,973,200	34,465,355	186,155,431	(42,100,355)	(1,149,500)	391,344,131
Financial and holding results
Generated by assets	89,331,215	9,753,472	78,699,362	76,683,433	(15,771,540)	238,695,942
Generated by liabilities	(135,691,319)	(13,992,443)	(176,667,112)	151,650,410	16,921,040	(157,779,424)
Other income and expense	(2,730,754)	4,737,915	2,044,000	(6,061,374)	-	(2,010,213)

Income before t axes and minority int erest	164,882,342	34,964,299	90,231,681	180,172,114	-	470,250,436
Income tax	(68,442,336)	(4,792,909)	(61,143,001)	(25,824,226)	-	(160,202,472)
Minority interest	(38,631,222)	(12,749,921)	(43,930,000)	-	-	(95,311,143)

Net income (loss) for the year	57,808,784	17,421,469	(14,841,320)	154,347,888	-	214,736,821

Amortization (1)	77,228,978	60,605,926	199,836,136	11,999,567	-	349,670,607

Consolidated information as of December 31, 2009
Total Assets	3,282,258,220	990,542,752	5,232,764,443	877,591,880	(820,623,369)	9,562,533,926
Total Liabilities	1,592,783,820	520,352,778	2,863,963,479	340,957,254	(820,623,369)	4,497,433,962

(1) Includes amortizations and depreciation of fixed assets, intangible assets and other assets (recognized in cost of sales, administrative expenses and selling expenses), charge for reserve for Directors' options (recognized in administrative expenses) and goodwill amortization.

Consolidat ed Results for the period January -Decem ber 2008 (Ps.)

Consolidated Statement of Income information at December 31, 2008

	Generation	Transmission	Distribution	Holding	Eliminations	Consolidated

Sales	1,780,683,218	228,522,916	2,000,198,000	4,301,627	-	4,013,705,761
Intersegment sales	-	-	-	30,424,401	(30,298,308)	126,093

Total sales	1,780,683,218	228,522,916	2,000,198,000	34,726,028	(30,298,308)	4,013,831,854
Cost of sales	(1,454,167,856)	(178,082,466)	(1,451,379,217)	(4,827,522)	6,097,809	(3,082,359,252)

Gross profit	326,515,362	50,440,450	548,818,783	29,898,506	(24,200,499)	931,472,602
Administrative expenses	(57,905,218)	(29,645,910)	(140,575,000)	(58,457,349)	24,200,499	(262,382,978)
Selling expenses	(9,846,227)	-	(126,260,000)	(3,545,412)	-	(139,651,639)
Amortization of goodwill	(14,733,121)	800,550	(5,631,950)	(274,634)	-	(19,839,155)

Operating income (loss)	244,030,796	21,595,090	276,351,833	(32,378,889)	-	509,598,830
Financial and holding results
Generated by assets	29,588,119	698,116	24,153,000	241,861	(5,789,051)	48,892,045
Generated by liabilities	(109,778,646)	(53,224,325)	(156,993,000)	84,252,102	5,789,051	(229,954,818)
Other income and expense	(1,361,312)	9,782,738	(29,359,211)	(2,255,909)	-	(23,193,694)

Income (loss) before taxes and minority interest	162,478,957	(21,148,381)	114,152,622	49,859,165	-	305,342,363
Income tax	(62,720,678)	(7,346,920)	(43,498,382)	4,724,854	-	(108,841,126)
Minority interest	(37,652,814)	16,090,305	(59,915,000)	-	-	(81,477,509)

Net income (loss) for the year	62,105,465	(12,404,996)	10,739,240	54,584,019	-	115,023,728

Amortization (1)	74,587,823	56,290,902	193,280,243	12,653,433	-	336,812,401
Consolidated information as of December 31, 2008
Total Assets	3,040,003,991	998,976,381	5,008,266,941	670,929,001	(579,997,774)	9,138,178,540
Total Liabilities	1,495,664,266	556,245,297	2,698,438,204	142,762,261	(579,997,774)	4,313,112,254

(1) Includes amortizations and depreciation of fixed assets, intangible assets and other assets (recognized in cost of sales, administrative expenses and selling expenses), charge for reserve for Directors' options (recognized in administrative expenses) and goodwill amortization.

Analysis of financial results for the fiscal year ended December 31, 2009 compared to the fiscal year ended December 31, 2008

Consolidated sales of Ps.4,094.1 million for the fiscal year ended December 31, 2009, 2.0% higher than the Ps.4,013.8 million for the same period of 2008, explained mainly by the increase of 27.5% (Ps.62.8 million) and 3.9% (Ps.77.7 million) in the transmission and distribution segments, respectively, which offset a reduction of 3.2% (Ps.56.8 million) and 56.6% (19.7 million) in the sales revenues of the generation and holding segments, respectively.

Consolidated cost of sales of Ps.3,197.3 million for the fiscal year ended December 31, 2009, 3.7% higher than the Ps.3,082.4 million for the same period of 2008, explained mainly by an increase of 23.6% (Ps.42.0 million) and 8.2% (Ps.118.4 million) in the cost of sales of our transmission and distribution segments, respectively, partially offset by a reduction of 3.7% (Ps.53.5 million) and 70.2% (3.4 million) in the generation and holding segments, respectively.

Consolidated gross profit of Ps.896.8 million for the fiscal year ended December 31, 2009, 3.7% lower than the Ps.931.5 million for the same period of 2008, explained mainly by the increase in the gross profit from our transmission segment (Ps.20.8 million) that was more than offset by a reduction in gross profit for the fiscal year ended December 31, 2009 in our generation, distribution and holding segments (Ps.3.3 million, Ps.40.7 million and Ps.23.0 million, respectively).

Consolidated gross margin of 21.9% for the fiscal year ended December 31, 2009, 5.6% lower than the 23.2% margin for the same period of 2008, explained mainly by the reduction in gross margin from our distribution and holding segments (to 24.5% from 27.4% and to 45.5% from 86.1%, respectively) which more than offset the increase in gross margin from our generation and transmission segments (to 18.7% from 18.3% and to 24.4% from 22.1%, respectively).

Consolidated operating income of Ps.391.3 million in the fiscal year ended December 31, 2009, 23.2% lower than the Ps.509.6 million recorded in the same period of 2008, explained mainly by the reduction in operating income from our generation, distribution and holding segments (reductions of Ps.30.1 million, Ps.90.2 million and Ps.9.7 million, respectively) which were partially offset by an increase in operating income of Ps.12,9 million in our transmission segment. Consolidated selling and administration expenses increased 12.4% (Ps.17.3 million) and 25.2% (Ps.66.1 million) respectively, for the fiscal year ended December 31, 2009 compared to the same period of 2008.

Consolidated net financial and holding results of Ps.80.9 million in the fiscal year ended December 31, 2009, compared to a loss of Ps.181.1 million for the same period of 2008, explained mainly by the reduction in consolidated net financial losses from our generation, transmission and distribution segments (a reduction of Ps.33.8 million, Ps.48.3 million and Ps.34.9 million, respectively) and an increase of Ps.143.8 million in the income from the holding segment for the fiscal year ended December 31, 2009 compared to the same period of 2008.

Consolidated gain on repurchases of notes from our subsidiaries, included in financial and holding results, of Ps.245.5 million, added to the Ps.190.3 million gain as of December 31, 2008, totaling Ps.435.8 million.

Consolidated net income of Ps.214.7 million in the fiscal year ended December 31, 2009, 86.7% higher than the Ps.115.0 million recorded in the same period of 2008, explained mainly by the income from our generation, transmission and holding segments (Ps.57.8 million, Ps.17.4 million and Ps.154.3 million, respectively) which more than offset the losses form our distribution segments (Ps.14.8 million).

Electricity Generation Segment

     Net sales from our generation business decreased 3.2% to Ps.1,723.9 million in the fiscal year ended December 31, 2009 from Ps.1,780.7 million for the same period of 2008, mainly due to a decrease in the amount of electricity sold during the period, which more than offset an increase in the average electricity prices. Net consolidated sales of the segment include sales of energy and services to other companies, and we eliminate the intercompany sales within the segment. In the fiscal years ended December 31, 2009 and 2008 energy sales were Ps.1,726.4 million and Ps.1,788.4 million, respectively, sales of services (by Pampa Generación) were Ps.49.0 million and Ps.29.7 million, respectively, and intercompany eliminations within the segment were Ps.48.5 million and Ps.37.8 million, respectively. The Ps.65.4 million decrease in net electricity sales was mainly due to the fact that the increase in the average electricity prices calculated for our subsidiaries (Ps.195.8 per MWh for the fiscal year ended December 31, 2009, compared to Ps.183.6 per MWh for the same period of 2008, representing an increase of Ps.119.2 million), was more than offset by a decrease in the quantity of electricity sold (8,802.1 GWh in the fiscal year ended December 31, 2009, compared to 9,744.6 GWh for the same period in 2008, representing a reduction of Ps.184.5 million). Average electricity prices increases reflect the higher fuel costs and increased price of electricity of the term electricity contracts of our units and the export and Energy Plus contracts of Central Térmica Güemes. The reduction in generation is mainly explained by the unavailability of certain of our units, in particular during the first months of 2009 when compared to the same period of 2008 and the lower dispatch of our generation units, especially during the last months of 2009, compared to the same period of 2008.

The following table shows net electricity sales (in GWh) from our generation plants:

	Total Sales by Generation Unit (in GWh)

	Fiscal year ended December 31,

	2009			2008

	Net Generation	Purchases	Total Sales	Net Generation	Purchases	Total Sales

Hydroelectric
HINISA	854.1	308.1	1,162.2	886.0	370.4	1,256.4
HIDISA	599.9	327.2	927.0	617.4	350.8	968.2
Thermal
Güemes	1,695.2	521.0	2,216.3	1,724.4	251.2	1,975.6
Loma de la Lata *	925.8	25.9	1,297.4	1,744.5	72.4	1,817.0
Piedra Buena	2,390.6	808.6	3,199.2	3,311.6	415.8	3,727.4

Total	6,465.6	1,990.7	8,802.1	8,283.9	1,460.7	9,744.6
* includes 345,7GWh sold under Note 446
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

     The cost of sales decreased by 3.7% to Ps.1,400.7 million in the fiscal year ended December 31, 2009 from Ps.1,454.2 million in the same period of 2008, primarily due to a 6.8% decrease in fuel expenses due to the lower generation recorded in 2009 and the lower incidence of fuel oil consumption in Piedra Buena and a decrease in the cost of energy purchases at our hydro units (5.1%) and at our thermal units (10.6%), which more than offset increases in personnel costs and third party service fees at our hydro units (60.4%) and at our thermal units (50.3%) . The increase in personnel costs and third party service fees is mainly due to the hiring of new employees for supplying services in our generation segment and the increase in wages and costs of third party services amongst periods, which also include in both cases personnel and fees related to the Loma de la Lata expansion project. The following table illustrates main components of the cost of sales from our generation segment for the periods shown:

	Cost of Sales

	Fiscal year ended December 31,

	2009		2008

	(in millions of Pesos, except percentages)

Hydroelectric facilities:
Energy purchases	115.0	59.2%	121.1	64.5%
Royalties	25.6	13.2%	23.7	12.6%
Salaries and third party fees	19.3	9.9%	12.0	6.4%
Depreciation of and amortization	20.7	10.6%	20.5	10.9%
Spares and maintenance	8.3	4.3%	7.4	3.9%
Others	5.3	2.7%	3.2	1.7%

Total hydroelectric	194.3	100.0%	188.0	100.0%

Thermal facilities:
Fuel consumption	662.5	54.9%	711.2	56.2%
Energy purchases	380.0	31.5%	425.3	33.6%
Salaries and third party fees	73.0	6.1%	48.6	3.8%
Depreciation and amortization	38.5	3.2%	38.7	3.1%
Others	52.3	4.3%	42.4	3.4%

Total thermal	1,206.4	100.0%	1,266.2	100.0%

Total	1,400.7	100.0%	1,454.2	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

     Therefore, the gross profit related to our generation segment decreased by 1.0% to Ps.323.2 million in the fiscal year ended December 31, 2009 from Ps.326.5 million in the same period of 2008, mainly due to the lower electricity sales of our thermal units, which more than offset the lower cost of sales described above. The gross margin related to our generation activities increased by 2.2% to 18.7% over sales for the fiscal year ended December 31, 2009 from 18.3% over sales for the same period in 2008, primarily due to lower electricity sales of our units during the period, which were more than offset by the higher average electricity prices and lower costs of sales.

     The selling expenses related to our generation segment increased to Ps.18.0 million in the fiscal year ended December 31, 2009 from Ps.9.8 million in the same period of 2008, mainly due to an increase in salaries and service fees and higher taxes, rates and contributions. Selling expenses from our hydro units were Ps.4.2 million and Ps.2.1 million, whereas selling expenses from our thermal units were Ps.13.8 million and Ps.7.7 million for the fiscal years ended December 31, 2009 and 2008, respectively. The following table illustrates the main components of selling expenses from our generation segment for the periods shown:

	Selling Expenses

	Fiscal year ended December 31,

	2009		2008

	(in millions of Pesos, except percentages)

Taxes, rates and contributions	6.3	35.1%	4.0	40.7%
Salaries and third party fees	8.6	47.9%	5.0	50.7%
Doubtful accounts	1.4	7.8%	0.0	0.0%
Others	1.7	9.3%	0.8	8.6%

Total	18.0	100.0%	9.8	100.0%
Of which:
Hydroelectric	4.2	23.2%	2.1	21.8%
Thermal	13.8	76.8%	7.7	78.2%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

     In addition, administrative expenses increased to Ps.76.0 million for the fiscal year ended December 31, 2009 from Ps.57.9 million for the same period of 2008. As a result of an administrative reorganization in early 2009 that involved the transfer of personnel from the holding segment into Pampa Generación (included in this segment as part of thermal generation) we reclassified, within administrative costs of the generation segment as personnel costs certain administrative costs that had been recorded under third parties expenses in 2008. Administrative expenses from our hydro units were Ps.11.6 million and Ps.10.5 million, whereas administrative expenses from our thermal units were Ps.64.4 million and Ps.47.4 million for the fiscal years ended December 31, 2009 and 2008, respectively. The following table illustrates the main components of administrative expenses from our generation segment for the periods shown:

	Administrative Expenses

	Fiscal year ended December 31,

	2009		2008

	(in millions of Pesos, except percentages)

Fees for third-party services	9.4	12.4%	32.2	55.5%
Salaries and social security charges	39.4	51.8%	13.7	23.7%
Directors' and Syndics' Fees	6.8	8.9%	1.8	3.1%
Taxes, rates and contributions	4.0	5.2%	2.6	4.6%
Maintenance	1.8	2.4%	1.4	2.4%
Others	14.6	19.2%	6.2	10.7%

Total	76.0	100.0%	57.9	100.0%
Of which:
Hydroelectric	11.6	15.2%	10.5	18.2%
Thermal	64.4	84.8%	47.4	81.8%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

     Operating income related to our generation activities decreased by 12.3% to Ps.214.0 million for the fiscal year ended December 31, 2009 from Ps.244.0 million in the same period of 2008, mainly due to the reduction in the gross profit from our thermal units described above and the increase in commercial and administrative expenses. The operating margin related to our generation activities decreased by 9.4% to 12.4% over sales for the fiscal year ended December 31, 2009 from 13.7% over sales for the same period in 2008, for the same reasons as those described in connection with operating income.

     Financial and holding results, net, related to our generation activities represented a loss of Ps.46.4 million for the fiscal year ended December 31, 2009 compared to a loss of Ps.80.2 million for the same period of 2008, primarily due to gains of Ps. 25.7 million from interest income generated by assets, gains of Ps.64.4 million from foreign exchange differences generated by assets, and gains of Ps.19.5 million from holdings of financial assets, that were more than offset by losses generated by net interest expenses (Ps.81.6 million), losses generated by foreign exchange differences of liabilities (Ps.52.3 million) and losses from impairment of assets and investments (Ps.18.5 million). In the same period of 2008, our generation segment recorded losses from impairment of fixed assets and other assets (Ps.73.6 million), which included the result from the sale of an Alstom turbine (Ps.61.2 million). The following table illustrates the main components of financial and holding results from our generation segment for the periods shown:

	Financial and Holding Results

	Fiscal year ended December 31,

	2009		2008

	(in millions of Pesos, except percentages)

Interest income generated by assets	25.7	-55.3%	27.1	-33.8%
Impairment of assets and investments	(18.5)	39.9%	(73.6)	91.8%
Gains on foreign exchange differences on assets	64.4	-138.9%	71.8	-89.6%
Generated by financial instruments holding results	19.5	-42.1%	4.5	-5.6%
Other results generated by assets	(1.7)	3.7%	(0.2)	0.2%
Interest expense generated by liabilities	(81.6)	176.0%	(33.2)	41.4%
Generated by taxes and bank commissions	(0.9)	1.9%	(21.6)	26.9%
Losses on foreign exchange differences on liabilities	(52.3)	112.9%	(54.4)	67.8%
Generated by repurchases of financial debt	4.1	-8.9%	0.0	0.0%
Other results generated by liabilities	(5.0)	10.8%	(0.7)	0.8%

Total	(46.4)	100.0%	(80.2)	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

     Our generation activities recorded other expenses, net of Ps.2.7 million for the fiscal year ended December 31, 2009 compared to Ps.1.4 million for the same period of 2008. Additionally, our generation activities recorded a charge for income tax of Ps.68.4 million for the fiscal year ended December 31, 2009 compared to Ps.62.7 million for the same period of 2008 and a charge for minority interests of Ps.38.6 million for the fiscal year ended December 31, 2009 compared to Ps.37.7 million for the same period of 2008.

Finally, our generation activities recorded a net income of Ps.57.8 million for the fiscal year ended December 31, 2009, compared to Ps.62.1 million for the same period in 2008.

Transmission Segment

     Net sales related to our transmission activities increased by 27.5% to Ps.291.3 million for the fiscal year ended December 31, 2009, compared to Ps.228.5 million for the same period in 2008. Net regulated sales increased by 12.9% to Ps.147.5 million for the fiscal year ended December 31, 2009 compared to Ps.130.7 million for the same period in 2008, mainly as a result of the increase in Transener’s and Transba’s compensation pursuant to ENRE Resolutions No. 328/08 and 327/08, respectively. Net revenues from royalties for the Fourth Line increased 16.2% to Ps.42.9 million for the fiscal year ended December 31, 2009 from Ps.36.9 million for the same period in 2008; mainly due to the recognition of the new royalty values as from October 2008. Other sales, net increased 65.7% to Ps.100.8 million for the fiscal year ended December 31, 2009 from Ps.60.9 million for the same period of 2008 mainly due to the higher revenues from works, operation and maintenance services, revenues from supervision services and unregulated revenues from Transba and from Transener’s international operations.

     Cost of sales increased by 23.6% to Ps.220.1 million in the fiscal year ended December 31, 2009 compared to Ps.178.1 million for the same period of 2008, mainly due to agreed wage increases and higher costs of materials used in the period due to increased works in the unregulated segment. The following table illustrates the main components of cost of sales from our transmission segment for the periods shown:

	Cost of Sales

	Fiscal year ended December 31,

	2009		2008

	(in millions of Pesos, except percentages)

Salaries and social security charges	79.2	36.0%	61.0	34.2%
Materials for works	32.0	14.5%	19.2	10.8%
Repairs and Maintenance	15.9	7.2%	12.3	6.9%
Depreciation and amortization	57.6	26.2%	53.7	30.2%
Others	35.4	16.1%	32.0	18.0%

Total	220.1	100.0%	178.1	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

     Therefore, gross profit related to our transmission activities increased by 41.2% to Ps.71.2 million for the fiscal year ended December 31, 2009 from Ps.50.4 million for the same period in 2008, primarily due to the increase in regulated revenues, royalties from the Fourth Line and revenues from the unregulated segment, which more than offset the wage increases and costs of materials during the period. The gross margin related to our transmission activities increased by 10.8% to 24.4% over net sales for the fiscal year ended December 31, 2009 from 22.1% over sales for the same period in 2008, reflecting mainly the higher rates and royalties and the higher margin of unregulated revenues.

     We do not record selling expenses related to our transmission activities.

     Administrative expenses increased by 26.5% to Ps.37.5 million for the fiscal year ended December 31, 2009 from Ps.29.6 million for the same period in 2008, mainly due to the higher salary expenses related to wage increases. The following table illustrates the main components of administrative expenses from our transmission segment for the periods shown:

	Selling Expenses

	Fiscal year ended December 31,

	2009		2008

	(in millions of Pesos, except percentages)

Salaries and social security charges	16.1	42.8%	12.6	42.6%
Fees for third-party services	2.2	5.9%	2.0	6.6%
Depreciation of fixed assets	3.8	10.2%	3.4	11.5%
Insurance	8.2	22.0%	5.2	17.6%
Directors' and Syndics' Fees	1.3	3.5%	1.2	4.1%
Others	5.9	15.7%	5.2	17.6%

Total	37.5	100.0%	29.6	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

     Operating income increased by 59.6% to Ps.34.5 million for the fiscal year ended December 31, 2009 from Ps.21.6 million in the same period of 2008. The total operating margin increased by 25.2% to 11.8% over net sales for the fiscal year ended December 31, 2009 from 9.4% over sales for the same period in 2008. In both cases the increases are explained by higher rates, royalties from the Fourth Line and higher unregulated revenues.

     Financial and holding results, net, represented a loss of Ps.4.2 million for the fiscal year ended December 31, 2009 compared to a loss of Ps.52.5 million for the same period of 2008, primarily due to the losses generated by net interest expenses (Ps.36.2 million) and losses generated by foreign exchange differences generated by liabilities (Ps.36.6 million) that were partially offset by gains generated by the repurchase of Transener’s own financial debt (Ps.63.5 million). In the fiscal year ended December 31, 2008 our transmission segment recorded gains from the repurchase of Transener’s own financial debt for Ps.16.5 million. The following table illustrates the main components of financial and holding results from our transmission segment for the periods shown:

	Financial and Holding Results

	Fiscal year ended December 31,

	2009		2008

	(in millions of Pesos, except percentages)

Interest income generated by assets	7.1	-168.3%	4.0	-7.7%
Gains on foreign exchange differences on assets	1.7	-40.7%	(0.5)	1.0%
Generated by financial instruments holding results	0.0	0.0%	0.0	0.0%
Other results generated by assets	0.9	-21.0%	(2.8)	5.3%
Interest expense generated by liabilities	(36.2)	854.9%	(35.8)	68.2%
Generated by taxes and bank commissions	(4.2)	99.4%	0.0	0.0%
Losses on foreign exchange differences on liabilities	(36.6)	862.9%	(33.9)	64.5%
Generated by repurchases of financial debt	63.5	-1498.7%	16.5	-31.4%
Other results generated by liabilities	(0.5)	11.6%	0.0	0.0%

Total	(4.2)	100.0%	(52.5)	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

     Transmission activities recorded other income, net of Ps.4.7 million for the fiscal year ended December 31, 2009 compared to Ps.9.8 million for the same period of 2008.

     Additionally, the transmission segment recorded a charge for income tax of Ps.4.8 million for the fiscal year ended December 31, 2009 compared to a charge of Ps.7.3 million for the same period of 2008 and a charge for minority interests of Ps.12.7 million for the fiscal year ended December 31, 2009 compared to a benefit of Ps.16.1 million for the same period of 2008.

     Finally, our transmission activities recorded a net income of Ps.17.4 million for the fiscal year ended December 31, 2009, compared to a net loss of Ps.12.4 million for the same period in 2008.

Distribution Segment

     Net sales from our distribution activities rose by 3.9% to Ps. 2,077.9 million for the fiscal year ended December 31, 2008 from Ps.2,002.2 million for the same period in 2008, mainly due to the increase in the average annual sales price of energy that we pass through to certain customers (the average price in 2009 was Ps.0.1140 per KWh, and Ps.0.1074 per KWh in 2008), which more than offset the decrease in the quantity of energy sold in the fiscal year ended December 31, 2009 (18,220 GWh) compared to the same period of 2008 (18,616 GWh) due to the contraction in demand.

     Cost of sales increased by 8.2% to Ps.1,569.7 million for the fiscal year ended December 31, 2009 compared to Ps.1,451.4 million for the same period of 2008, mainly due to a 21.6% increase in salaries and social security contributions and a 7.4% increase in the cost of energy purchases, mainly associated with the increase in the purchase price of energy passed through to certain customers of Edenor and the increase in energy losses (11.9% in 2009 and 10.8% in 2008), which more than offset the reduction in the amount of energy purchased (20,676 GWh in 2009 and 20,863 GWh in 2008), when we compare the periods ended December 31, 2009 and 2008. The following table illustrates the main components of cost of sales from our distribution segment for the periods shown:

	Cost of Sales

	Fiscal year ended December 31,

	2009		2008

	(in millions of Pesos, except percentages)

Energy Purchases	1,003.4	63.9%	934.7	64.4%
Derpreciation and Amortization	185.7	11.8%	183.4	12.6%
Salaries and social security charges	220.4	14.0%	181.3	12.5%
Fees for third-party services	111.9	7.1%	111.7	7.7%
Other	48.3	3.1%	40.4	2.8%

Total	1,569.7	100.0%	1,451.4	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

     Therefore, gross profit related to our distribution activities decreased by 7.4% to Ps.508.1 million for the fiscal year ended December 31, 2009 compared to Ps.548.8 million for the same period of 2008, explained mainly by the increase in salaries and social security charges and higher energy losses between the periods under review. The increase in net revenues associated to the higher purchase price of energy passed through to certain customers of Edenor during part of 2009 was offset by a similar increase in the cost of energy purchased to supply those customers. The gross margin related to our distribution activities decreased by 10.9% to 24.5% over sales for the fiscal year ended December 31, 2009 from 27.4% over sales for the same period in 2008.

     Selling expenses increased 9.3% to Ps.138.0 million for the fiscal year ended December 31, 2009 compared to Ps.126.3 million for the same period of 2008, primarily due to an increase in salaries and social security charges resulting from wage increases granted and to the increase in third party fees between both periods. Also in the fiscal year ended December 31, 2009, Edenor recorded a recovery due to a reduction in the allowance for doubtful accounts as a result of the approval of the new master agreement between Edenor, the Federal Government and the City of Buenos Aires in connection with shanty towns. The following table illustrates the main components of selling expenses from our distribution segment for the periods shown:

	Selling Expenses

	Fiscal year ended December 31,

	2009		2008

	(in millions of Pesos, except percentages)

Fees for third-party services	47.1	34.1%	40.5	32.1%
Salaries and social security charges	52.0	37.7%	36.4	28.8%
Doubtful accounts	(2.7)	-1.9%	15.3	12.1%
Taxes, rates and contributions	18.2	13.2%	14.9	11.8%
Other	23.4	17.0%	19.1	15.2%

Total	138.0	100.0%	126.3	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

     Administrative expenses increased by 26.9% to Ps.178.4 million for the fiscal year ended December 31, 2009 compared to Ps.140.6 million for the same period of 2008, primarily due to increases in salaries due to wage increases granted and higher third party fees. The following table illustrates the main components of administrative expenses from our distribution segment for the periods shown:

	Administrative Expenses

	Fiscal year ended December 31,

	2009		2008

	(in millions of Pesos, except percentages)

Salaries and social security charges	60.5	33.9%	49.0	34.9%
Fees for third-party services	43.8	24.5%	32.9	23.4%
Taxes, rates and contributions	34.6	19.4%	28.8	20.5%
Advertising and promotion	16.8	9.4%	12.8	9.1%
Others	22.7	12.7%	17.0	12.1%

Total	178.4	100.0%	140.6	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

     Operating income of our distribution activities decreased by 32.6% to Ps.186.2 million for the fiscal year ended December 31, 2009 compared to Ps.276.4 million for the same period of 2008, mainly due to the increase in energy losses and higher selling and administration expenses described above. The total operating margin decreased by 35.2% to 9.0% over sales for the fiscal year ended December 31, 2009 from 13.8% over sales for the same period in 2008.

     Financial and holding results, net, related to our distribution activities represented a loss of Ps.98.0 million for the fiscal year ended December 31, 2009 compared to a loss of Ps.132.8 million for the same period of 2008, primarily due to losses related to net interest expenses (Ps.126.5 million) and the appreciation of the U.S. Dollar on the outstanding debt incurred in U.S. Dollars (Ps.129.2 million), which more than offset the income from interest generated by assets, holding results and foreign exchange differences on financial assets (Ps.16.2 million, Ps.37.7 million and Ps.21.4 million, respectively) and gains from repurchase of financial debt (Ps.81.5 million). In the same period of 2008, our distribution segment recorded losses generated by holdings of financial instruments for Ps.7.3 million. The following table illustrates the main components of financial and holding results from our distribution segment for the periods shown:

	Financial and Holding Results

	Fiscal year ended December 31,

	2009		2008

	(in millions of Pesos, except percentages)

Interest income generated by assets	16.2	-16.5%	9.9	-7.4%
Gains on foreign exchange differences on assets	21.4	-21.8%	8.1	-6.1%
Generated by financial instruments holding results	37.7	-38.5%	(7.3)	5.5%
Other results generated by assets	3.4	-3.4%	13.5	-10.1%
Interest expense generated by liabilities	(126.5)	129.2%	(127.1)	95.7%
Generated by taxes and bank commissions	(2.4)	2.5%	(2.1)	1.6%
Losses on foreign exchange differences on liabilities	(129.2)	131.8%	(121.5)	91.5%
Generated by repurchases of financial debt	81.5	-83.1%	93.7	-70.5%
Other results generated by liabilities	0.0	0.0%	0.0	0.0%

Total	(98.0)	100.0%	(132.8)	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

     The distribution segment recorded other income, net of Ps.2.0 million for the fiscal year ended December 31, 2009, compared to other expenses for Ps.29.4 million in the same period of 2008.

     In turn, our distribution operations recorded an income tax charge of Ps.61.1 million in the fiscal year ended December 31, 2009, compared to a Ps.43.5 million charge in the same period of 2008, and a charge for minority interests of Ps.43.9 million in the fiscal year ended December 31, 2009 compared to a charge of Ps.59.9 million in the same period of 2008.

     Finally, our distribution activities registered a net loss of Ps.14.8 million for the fiscal year ended December 31, 2009, compared to a net income of Ps.10.7 million for the same period in 2008.

Holding Segment

     Net sales related to our holding segment were Ps.15.1 million for the fiscal year ended December 31, 2009 compared to Ps.34.7 million in the same period of 2008, mostly related to sales at our real estate business (Ps.9.2 million and Ps.4.3 million for the periods ended December 31, 2009 and 2008, respectively) and services that we provided to our subsidiaries (Ps.5.8 million and Ps.30.4 million for the periods ended December 31, 2009 and 2008, respectively). In the fourth quarter of 2008, the holding segment recorded sales for cumulative services rendered to the generation segment of Ps.24.2 million. These inter-segment sales were eliminated from Pampa’s consolidated net sales in the elimination segment.

     Cost of sales related to our holding segment increased to Ps.8.2 million in the fiscal year ended December 31, 2009 compared to Ps.4.8 million for the same period of 2008, reflecting the higher cost of sales of our real estate business. The following table illustrates the main components of cost of sales from our holding segment for the periods shown:

	Cost of Sales

	Fiscal year ended December 31,

	2009		2008

	(in millions of Pesos, except percentages)

Cost of Benquerencia lots	7.9	95.9%	4.1	84.1%
Other	0.3	4.1%	0.8	15.9%

Total	8.2	100.0%	4.8	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

     Therefore, gross profit related to our holding segment was Ps.6.9 million for the fiscal year ended December 31, 2009 compared to Ps.29.9 million for the same period of 2008, mainly due to the increase in sales for the fourth quarter of 2008 described above.

     Selling expenses related to our holding segment amounted to Ps.1.0 million for the fiscal year ended December 31, 2009 compared to Ps.3.5 million for the same period of 2008, reflecting mainly the selling expenses of our real estate business. In the 2008 period, Ps.2.4 million of selling expenses incurred by our subsidiary Dilurey are also included. The following table illustrates the main components of selling expenses from our holding segment for the periods shown:

	Selling Expenses

	Fiscal year ended December 31,

	2009		2008

	(in millions of Pesos, except percentages)

Fees for third-party services	0.0	0.4%	2.5	71.2%
Salaries and social security charges	0.5	46.5%	0.5	12.9%
Taxes, rates and contributions	0.5	53.0%	0.3	8.8%
Other	0.0	0.0%	0.3	7.1%

Total	1.0	100.0%	3.5	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

     Administrative expenses amounted to Ps.47.9 million for the fiscal year ended December 31, 2009 compared to Ps.58.5 million for the same period of 2008, mainly due to the transfer of personnel from our holding segment to our generation segment described above. The following table illustrates the main components of administrative expenses from our holding segment for the periods shown:

	Administrative Expenses

	Fiscal year ended December 31,

	2009		2008

	(in millions of Pesos, except percentages)

Salaries and social security charges	4.4	9.3%	16.4	28.1%
Fees for third-party services	16.3	34.1%	10.6	18.1%
Rental and insurance	2.8	5.9%	2.6	4.5%
Directors' and Syndics' Fees	17.0	35.4%	20.3	34.7%
Others	7.4	15.4%	8.5	14.6%

Total	47.9	100.0%	58.5	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

     Operating losses related to our holding segment amounted to Ps.42.1 million for the fiscal year ended December 31, 2009 compared to an operating loss of Ps.32.4 million for the same period of 2008, primarily explained by the difference in net sales between both periods, which were not offset by the reduction in administrative expenses described above.

     Financial and holding results, net, related to our holding activities represented a gain of Ps.228.3 million for the fiscal year ended December 31, 2009 compared to a gain of Ps.84.5 million for the same period of 2008, primarily due to gains generated by the repurchase of debt from our subsidiaries (Ps.96.3 million), gains from holdings of financial assets (Ps.71.2 million) and net interest income (Ps.20.5 million) and foreign exchange differences (Ps.32.2 million) generated by assets and liabilities. During the same period of 2008, the gain generated by the repurchase of debt from our subsidiaries (Ps.80.1 million) and net foreign exchange differences (Ps.19.8 million) were partially offset by losses generated by holdings of assets (Ps.16.5 million). The following table illustrates the main components of financial and holding results from our holding segment for the periods shown:

	Financial and Holding Results

	Fiscal year ended December 31,

	2009		2008

	(in millions of Pesos, except percentages)

Interest income generated by assets	(2.9)	-1.3%	6.5	7.6%
Impairment of assets and investments	(3.8)	-1.7%	(0.7)	-0.9%
Gains on foreign exchange differences on assets	2.3	1.0%	15.1	17.9%
Generated by financial instruments holding results	71.2	31.2%	(16.5)	-19.5%
Other results generated by assets	9.9	4.3%	(4.1)	-4.9%
Interest expense generated by liabilities	23.4	10.3%	(0.5)	-0.6%
Generated by taxes and bank commissions	0.0	0.0%	0.0	0.0%
Gain on foreign exchange differences on liabilities	29.9	13.1%	4.6	5.5%
Generated by repurchases of financial debt	96.3	42.2%	80.1	94.9%
Other results generated by liabilities	2.0	0.9%	0.0	0.0%

Total	228.3	100.0%	84.5	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

     Our holding segment recorded other expenses, net for Ps.6.1 million in the fiscal year ended December 31, 2009 compared to Ps.2.3 million for the same period of 2008.

     Also, our holding segment recorded an income tax charge of Ps.25.8 million for the fiscal year ended December 31, 2009, compared to a benefit of Ps.4.7 million for the same period of 2008.

     Finally, our holding segment registered a net income of Ps.154.3 million for the fiscal year ended December 31, 2009 compared to a net income of Ps.54.6 million recorded in the same period of 2008.

13. Dividend Policy

Except as described under heading 6.6.3 of this Annual Report, we are not planning on paying cash dividends over our ordinary shares or our ADSs in the short term, as all available funds and future earnings shall be retained and applied to the operation and expansion of our business. This notwithstanding, and except for the appropriations mandated by law, we are under no legal restriction whatsoever on the payment of dividends

14. The Board of Directors’ Proposal

The Board of Directors submits the following to the approval by the Shareholders’ Meeting:

  The acquisition of shares issued by the Company during the fiscal year ended December 31, 2009 for a total of Ps.84,630,538.

  Advance dividends for a total of Ps.18,314,331 according to its proposal dated December 18, 2009.

  That retained unappropriated earnings which as of December 31, 2009 amounted to Ps.248,849,684 should be appropriated as follows:

Ps.

Statutory reserve 5%	10,736,841
Retained earnings for the following fiscal year	238,112,843

     Finally, we wish to thank all those people who help Pampa Energía become the leading electric energy company in Argentina. To them, to the shareholders who have placed their trust in us, to our advisers, to our customers and suppliers, we extend our warmest gratefulness.

Buenos Aires, March 5, 2010.

THE BOARD OF DIRECTORS

Exhibit I: Corporate Governance Report
CNV General Resolution 516/2007

A. Background

     The National Securities Commission (the “CNV”) issued General Resolution No. 516/2007 approving the minimum content requirements for the Corporate Governance Code (the “Code”) whereby upon preparing their financial statements, all companies authorized to list their securities on a stock exchange are required to include in their annual reports, in the form of a separate exhibit, a report detailing whether they follow and the manner in which they follow the recommendations provided in the Code or to explain the reasons why they fail to implement, in whole or in part, such recommendations and/or whether they plan to implement them in the future.

Therefore, at the meeting No. 2053 Pampa’s Board of Directors approved the report required under the Code, which is made a part hereof and reads as follows:

B. Corporate Governance Code – CNV General Resolution No. 516/2007

Scope of Application

1. Issuer - Business Group Relationship

     At the meeting No. 2019 held by Pampa's Board of Directors on October 10, 2008, the Related Party Transaction Policy was approved. Pursuant to such policy, all transactions involving a substantial amount carried out by Pampa with any and all individuals and/or legal entities which, pursuant to Section 73 of the Public Offering Transparency Regulations, Decree No. 677/2001 (“POTR”) are regarded as “related parties” shall be subject to a specific and prior authorization and control procedure implemented under the supervision of Pampa’s Department of Corporate Law and which concerns both Pampa’s Board of Directors and the Audit Committee (as applicable).

     Furthermore, in compliance with Sections 5.a) and 73.b) of the POTR, all transactions involving a substantial amount performed by Pampa with its related parties are immediately reported as a “material event” both to the CNV and the markets on which Pampa lists its securities.

     Finally, both Pampa’s individual and consolidated financial statements and Form 20-F filed by Pampa with the U.S. Securities & Exchange Commission show Pampa’s transactions and balances with its related parties.

2. Incorporation in Corporate Bylaws

     Pampa’s Board of Directors considers that for the time being it is not necessary to amend Pampa's corporate bylaws in order to include any or all recommendations under the Code. This resolution adopted by the Board of Directors is based on the fact that the corporate bylaws currently reflect some aspects of the Code since they set forth, for example, certain provisions related to the appointment of Board members, the Audit Committee, Tender Offer Regulations, etc.

Board of Directors - General Provisions

3. Responsibility for Corporate Strategy

     Pampa’s Board of Directors regularly approves Pampa’s management affairs and different policies and strategies, including, without limitation, the business plan, management goals, the annual budget, etc.

     With regard to Corporate Social Responsibility (“CSR”), Pampa’s Department of Institutional Relations and Communication has designed and implemented various CSR projects. Such projects are conceived and implemented in line with the principles and values contained in Pampa’s CSR Policy as approved by the Board at the meeting No. 2019 held on October 10, 2008. The policy, which was designed together with Help Argentina Asociación Civil, is aimed at designing CSR projects related to education, childhood and community development, among other main issues, in all such neighboring communities where Pampa operates either directly or indirectly. In this sense, see the relevant section of the 2009 annual report which contains a description of all CSR projects that Pampa has pursued and developed in 2009.

     In connection with corporate governance, Pampa's Management Committee has approved and implemented internal procedures on disclosure of material information, reports of alleged improprieties or fraudulent acts within the Pampa Group through the Ethics Hotline and prior approval of services to be rendered by External Auditors.

     Finally, Pampa’s Department of Human Resources is planning to implement different ongoing training programs for managers and directors during the current year.

4. Management Control

     As referred to above, Pampa holds monthly meetings in order to determine Pampa's general policies and to monitor compliance with its business plan and follow up and development of corporate management.

5. Information and Internal Control. Risk Management

     On the one hand, in relation to risk management, at the meeting held by Pampa's Board of Directors on March 7, 2007 it was resolved to approve the selection, adaptation and implementation of a risk management methodology intended as a work tool useful for identifying the main risks affecting Pampa. Such methodology outlines adequate responses to such risks and risk communication channels and procedures. Thereafter, at the meeting of the Board No. 2004 held on March 7, 2008, Pampa’s management body approved the “Risk Management Handbook” which establishes a methodology for risk management process and roles and responsibilities.

     On the other hand, in connection with internal control, Pampa has hired the accounting firm Abelovich, Polano y Asociados to perform internal auditing tasks. Pampa’s Audit Committee is the corporate body responsible for supervising the tasks performed by such firm and, in this regard, during its meetings it regularly reviews the internal audit reports submitted to it.

6. Audit Committee

     Pursuant to Section I of Pampa's Audit Committee’s Charter, the members of such Committee are appointed from among the members of the Board of Directors taking the following guidelines into account: (i) all members of the Committee must be independent pursuant to independence standards set forth in the CNV Rules, (ii) members’ qualification requirements and (iii) the incompatibility regulations.

7. Number of Board Members

     The Board of Directors is comprised of those members appointed at Pampa's Shareholders’ Meeting or otherwise by Pampa's Supervisory Committee. In accordance with the duties discharged by the Board and Pampa’s volume of business, the Board of Directors believes that it is comprised of an adequate number of members for the proper performance of its duties.

     On the other hand, all members of the Committee are independent (Section I of the Audit Committee’s Charter). Therefore, the number of independent directors serving on Pampa’s Board is higher than the number required by the POTR, and thus the Board of Directors believes that it has a sufficient number of independent members.

     Currently, the Board of Directors is comprised of 9 directors and 7 alternate directors, out of which 4 directors are independent pursuant to independence standards set forth in the CNV Rules (Section 4 of Chapter XXI).

     Finally, the Board of Directors has a Management Committee in charge of dealing with all such technical and administrative matters concerning the day-to-day management of Pampa.

     In addition, a standing internal body was created in 2009, which is known as “Disclosure Committee”. Such committee is in charge of receiving, classifying and reviewing any corporate information to identify such information required to be disclosed to the markets in the manner, on the terms and to the extent required by local and foreign laws and regulations applicable to Pampa. The Disclosure Committee operates under the supervision of Pampa's Management Committee and must report to the Chairman, CEO and CFO of Pampa.

8. Board Members

     Pampa is a young company that has been doing business in this market for only a few years now. Therefore, it does not currently have a great number of former executives. For such reason, Pampa has no policy related to this matter as it considers it unnecessary.

     It should be added that taking into account that pursuant to the CNV Rules no former employees of Pampa who have been employed by the company within 3 years prior to the appointment shall serve as independent directors (Section 11.b) of Chapter III of the CNV Rules), we believe that we have low chances of appointing Pampa’s former executives to serve on our management body. Therefore, in the event that a former executive is appointed to serve on Pampa’s Board in the future, we understand such situation would be extraordinary, and therefore, there is no sense in issuing a formal policy in such respect.

9. Participation in Different Companies

     The Board believes that it is not advisable and there is no need to limit the participation as directors and statutory auditors of Pampa’s directors and statutory auditors in other companies. We understand that the existing legal impediments on this matter, in addition to the liability system applicable to directors and statutory auditors, are sufficient and ensure an adequate discharge of duties by Pampa’s directors and statutory auditors.

10. Assessment of Board’s Discharge of Duties

     Notwithstanding the fact that the individual performance of Pampa’s Directors is approved or not by Pampa's Shareholders' Meeting, the Board Meeting No. 2019 held on October 10, 2008 approved the implementation of "Pampa Energía S.A.’s Board Self-Assessment Annual Questionnaire” (the “Questionnaire”). The purpose of the Questionnaire is that the management body should be able to assess its own performance as a whole rather than the performance of its members on an individual basis. For such purpose, all the directors in Pampa's Board, both independent and non-independent members, are required to answer the questions specified in the Questionnaire on an annual basis.

11. Training and Development of Directors

     All Pampa's Board members are distinguished professionals who render their services meeting the highest professional quality standards. Nevertheless, the Department of Human Resources is planning to implement different training programs for managers and directors during the current year. Such programs will address subjects related to the power market, corporate governance, applicable regulatory systems, etc.

Independent Directors

12. Independent Directors

     In compliance with Section 4 of Chapter XXI of the CNV Rules, on each appointment of directors, every time nominees are proposed for consideration by the shareholders' meeting, the shareholders are advised, prior to voting thereon, about the independent or non-independent nature of each nominee. Furthermore, after the shareholders' meeting and in compliance with the provisions of the CNV Rules, within 10 days following the appointment of new directors, the CNV and the markets on which Pampa trades its securities are provided with information about the personal details of each director and whether they are independent or non-independent (the latter information is provided under an affidavit signed by each director).

13. Appointment of Senior Executives

     The appointment of Pampa’s senior managers is performed through a selection process carried out by Pampa’s Chairman together and in coordination with the Directors and the Department of Human Resources of Pampa. Whenever a senior manager is appointed, the disclosure procedures are followed as and when stipulated in Section 8 and 9 of Chapter III of the CNV Rules.

14. Ratio of Independent Directors

     Pampa has no formal policy about the minimum number of independent directors required to serve on the Board. Nonetheless, Pampa has the number of independent members necessary to comprise the Audit Committee pursuant to Section I the Audit Committee’s Charter; therefore, the number of independent members required by Section 15 of the POTR is exceeded and is in compliance with the U.S. Sarbanes-Oxley Act.

     On the other hand, with regard to public disclosure of the independent or non-independent nature of a director, we believe that such requirement is met by complying with the reporting regime prescribed by the CNV Rules.

15. Meeting of Independent Directors

     We understand that because of its nature the Audit Committee is the proper body to hold meetings of independent directors. Therefore, we believe there is no need to hold exclusive meetings of independent directors other than those held by the Audit Committee, since all members of such Committee are independent.

Shareholder Relations

16. Information to Shareholders

     We believe that it is not appropriate to implement periodic reporting meetings with shareholders since: (i) all Pampa's shareholders have full access to all of Pampa’s public information continuously disclosed to the CNV and the markets on which Pampa lists its securities, (ii) all Pampa’s shareholders have full powers to exercise the right to information set forth in Section 55 of the Business Companies Law, (iii) Pampa has a special section within its website called “Investor Relation” under which a great volume of information is posted in connection with Pampa and its businesses (www.pampaenergia.com), and (iv) prior to the approval of quarterly and annual financial statements, Pampa makes arrangements for a conference call to be held with all shareholders who desire to participate, by means of which complete information is provided to participants in relation to the development of corporate businesses for the (quarterly or annual) fiscal period in question.

17. Assistance to Shareholders with Questions and Queries

     All Pampa’s shareholders may make questions and submit queries by email, through Pampa's website (www.pampaenergia.com) or by phone. Such questions and/or queries are received by a special area within the organization exclusively engaged in assisting shareholders with this kind of questions and queries.

18. Minority Shareholders' Participation in Meetings

     Notice of the shareholders’ meetings is given to Pampa’s shareholders for them to participate as specified in Pampa's bylaws and prescribed in the Business Companies Law and the POTR. Therefore, notice of the meetings is given to the shareholders through the publication of legal notices as and for the period set forth in the applicable laws in force. We believe that such is a proper manner to convene shareholders' meetings not only because it is efficient but also because it is in line with the principle of equality of shareholders.

19. Control Market

     At the General Extraordinary Shareholders’ Meeting of Pampa held on June 4, 2003 it was resolved that Pampa is a “Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Securities in a Public Offering” based on the requirements set forth by the POTR. Subsequently, at the General Ordinary and Extraordinary Shareholders’ Meeting of Pampa held on June 16, 2006, it was resolved to entirely amend the bylaws and include chapter VIII (Section 38 et seq.) in relation to public tenders. Therefore, we believe that by amending the bylaws we have taken a specific action intended to favor the development of the control market.

20. Dividend Policy

     Taking into account the general fluctuations in the economy and the power market in particular, we believe it is convenient not to establish a specific policy in relation to dividend payment. Pampa’s Board of Directors prudently evaluates the possibility of paying a dividend to shareholders in each fiscal year and analyzes the special economic circumstances of the fiscal year in question.

     In addition, it has been a common practice for Pampa in the last fiscal years to approve payment of an advance dividend in order to offset the amounts required to be remitted by Pampa to the national tax office in its capacity as a taxpayer’s substitute obligor for payment of the tax on personal assets owned by each of Pampa’s shareholders.

Community Relations

21. Internet Communication

     Pampa has the following website: www.pampaenergia.com. This is a freely accessible website and is updated on an ongoing basis. It is an easy-to-access website and navigation is simple. It contains sufficient and complete information on the companies comprising the business group led by Pampa and its respective businesses. Furthermore, as explained in Section 17 above, such website provides users with the possibility of making questions and submitting queries, thus building a permanent and spontaneous relationship with the community.

22. Site Requirements

     The system used by Pampa in relation to its website safeguards and protects the information it contains and its reliability. It has security mechanisms that conform to the standards required by personal data protection rules and prevent non-authorized individuals from having access to and/or changing and/or deleting and/or otherwise damaging the information it contains.

     For such reason, the information transmitted through electronic means conforms to the highest standards of confidentiality and integrity and is intended to be preserved and recorded.

Committees

23. Independent Director as Committee Chairman

     Pursuant to Section I of the Audit Committee’s Charter and the U.S. Sarbanes-Oxley Act, all members of Pampa's Audit Committee are independent. Therefore, whenever the Committee appoints a Chairman and Vice Chairman from among its members, they will always be independent.

24. Rotation of Statutory Auditors and/or External Auditors

     Pampa has no specific policy regarding the rotation of the Supervisory Committee members and/or the External Auditor. Nevertheless, in relation to the rotation of the External Auditor, Pampa abides by the provisions of Section 24.C.2) of Chapter II of the CNV Rules which sets forth that the maximum term for which a partner of an auditing firm may conduct auditing tasks at Pampa shall not exceed 5 uninterrupted years.

     For its part, Pampa’s Audit Committee reviews on an annual basis (upon presentation and publication of Pampa's annual financial statements) the performance of external auditors and issues an opinion stating the grounds therefor pursuant to Section 16 of Chapter III of the CNV Rules and the Audit Committee’s Charter.

25. Twofold Office of Statutory Auditor and External Auditor.

     While local regulations prescribe no legal impediment in this regard, Pampa’s members of the Supervisory Committee neither serve as external auditors nor are they related to the firm rendering external auditing services to Pampa.

26. Compensation System

     Pampa’s Board of Directors believes it is not necessary to create a Compensation Committee as the duties it would perform are currently being discharged by the Audit Committee in accordance with its charter.

27. Appointment and Corporate Governance Committees

     Pampa's Board of Directors believes that it is not necessary to create an Appointment Committee and a Corporate Governance Committee as the duties they would perform are currently being discharged by the Audit Committee in accordance with its regulations. In addition, as regards corporate governance, Pampa is technically and professionally assisted by the lawyers comprising Pampa's Department of Corporate Law.

CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2009 and 2008, and
for the years ended December 31, 2009 and 2008

CONSOLIDATED BALANCE SHEET
As of December 31, 2009 and 2008
(In Argentine Pesos (“Ps.”) – unless otherwise stated)

	As of	As of
	December 31, 2009	December 31, 2008

Assets
Current Assets
Cash and banks	158,043,109	121,685,278
Investments	467,697,236	501,161,133
Trade receivables	579,618,129	756,469,713
Other receivables	281,693,866	207,270,901
Materials and spare parts	23,663,869	22,657,834
Inventories	18,964,879	22,215,885
Other assets	138,591,381	162,850

Total Current Assets	1,668,272,469	1,631,623,594

Non-Current Assets
Trade receivables	263,057,717	191,133,395
Investments	170,674,025	504,008,009
Other receivables	186,046,964	220,787,932
Materials and spare parts	18,584,000	16,808,927
Inventories	1,143,736	3,594,560
Fixed assets	6,274,919,476	5,504,672,088
Intangible assets	297,564,513	317,118,396
Other assets	113,018,681	135,750,887
Goodwill	569,252,345	612,680,752

Total Non- Current Assets	7,894,261,457	7,506,554,946

Total Assets	9,562,533,926	9,138,178,540

Liabilities
Current Liabilities
Accounts payable	505,832,717	579,635,012
Financial debt	412,462,950	167,033,039
Salaries and social security payable	165,486,337	128,469,107
Taxes payable	203,170,182	153,215,936
Other liabilities	78,508,237	86,710,525
Provisions	62,813,000	52,756,000

Total Current Liabilities	1,428,273,423	1,167,819,619

Non- Current Liabilities
Accounts payable	80,625,236	78,275,344
Financial debt	1,703,992,392	2,031,000,665
Salaries and social security payable	56,691,091	52,228,145
Taxes payable	578,815,215	599,179,971
Other liabilities	631,307,457	332,897,951
Provisions	17,729,148	51,710,559

Total Non-Current Liabilities	3,069,160,539	3,145,292,635

Total Liabilities	4,497,433,962	4,313,112,254

Minority Interest	1,728,422,005	1,613,784,221
Shareholders´ Equity	3,336,677,959	3,211,282,065

Total Liabilities and Shareholders´ Equity	9,562,533,926	9,138,178,540

The accompanying notes are an integral part of these consolidated financial statements.

1

CONSOLIDATED STATEMENT OF INCOME
For the years ended December 31, 2009 and 2008
(In Argentine Pesos (“Ps.”) – unless otherwise stated)

	For the years
	ended December 31,

	2009	2008

Sales	4,094,070,971	4,013,831,854
Cost of sales	(3,197,265,987)	(3,082,359,252)

Gross profit	896,804,984	931,472,602

Selling expenses	(157,000,752)	(139,651,639)
Administrative expenses	(328,455,558)	(262,382,978)
Goodwill amortization	(20,004,543)	(19,839,155)

Operating income	391,344,131	509,598,830

Financial and holding results
Generated by assets
Interest income	38,654,815	45,636,644
Taxes and bank commissions	(19,620,035)	(13,528,736)
Foreign currency exchange difference	80,313,136	90,568,216
Result of receivables measured at present value	8,352,722	19,464,608
Holding results on financial assets	128,453,780	(19,330,941)
Impairment of fixed assets and other assets	(18,502,059)	(73,576,352)
Holding results on other assets	12,196,568	-
Other financial results	8,847,015	(341,394)
Generated by liabilities
Interest expense	(213,514,657)	(194,838,841)
Foreign currency exchange difference	(178,701,629)	(201,122,752)
Result from repurchase of financial debt	245,462,895	190,294,189
Taxes and bank commissions	(7,521,730)	(23,635,867)
Other financial results	(3,504,303)	(651,547)

Total financial and holding results	80,916,518	(181,062,773)

Other expenses, net	(2,010,213)	(23,193,694)

Income before taxes and minority interest	470,250,436	305,342,363

Income tax	(160,202,472)	(108,841,126)
Minority interest	(95,311,143)	(81,477,509)

Net income for the year	214,736,821	115,023,728

Earnings per share (Note 3):
Basic	0.1544	0.0765
Diluted	0.1453	0.0747

The accompanying notes are an integral part of these consolidated financial statements

2

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY
For the years ended December 31, 2009 and 2008
(In Argentine Pesos (“Ps.”) – unless otherwise stated)

	Common Stock

	Shares	Amount	Additional Paid-In Capital	Treasury Stock	Total	Reserve for Directors’ options	Legal Reserve	Voluntary Reserve	Retained earnings	Total Shareholders’ Equity

Balance as of December 31, 2007	1,526,194,242	1,526,194,242	1,507,437,729	-	3,033,631,971	14,708,338	896,129	5,163,169	167,738,076	3,222,137,683

Setting up of reserves	-	-	-	-	-	-	10,012,637	-	(10,012,637)	-
Reserve for Directors’ options	-	-	-	-	-	11,766,672	-	-	-	11,766,672
Acquisition of Company´s own shares	(126,426,196)	(126,426,196)	-	126,426,196	-	-	-	-	(120,848,801)	(120,848,801)
Distribution of dividends in advance	-	-	-	-	-	-	-	-	(16,797,217)	(16,797,217)
Net income for the year	-	-	-	-	-	-	-	-	115,023,728	115,023,728

Balance as of December 31, 2008	1,399,768,046	1,399,768,046	1,507,437,729	126,426,196	3,033,631,971	26,475,010	10,908,766	5,163,169	135,103,149	3,211,282,065

Setting up / Reversal of reserves	-	-	-	-	-	-	5,751,186	(5,163,169)	(588,017)	-
Reserve for Directors’ options	-	-	-	-	-	11,061,342	-	-	-	11,061,342
Acquisition of Company´s own shares	(85,457,151)	(85,457,151)	-	85,457,151	-	-	-	-	(84,630,538)	(84,630,538)
Distribution of dividends in advance	-	-	-	-	-	-	-	-	(15,771,731)	(15,771,731)
Net income for the year	-	-	-	-	-	-	-	-	214,736,821	214,736,821

Balance as of December 31, 2009	1,314,310,895	1,314,310,895	1,507,437,729	211,883,347	3,033,631,971	37,536,352	16,659,952	-	248,849,684	3,336,677,959

The accompanying notes are an integral part of these consolidated financial statements.

3

CONSOLIDATED STATEMENT OF CASH FLOWS
For the years ended December 31, 2009 and 2008
(In Argentine Pesos (“Ps.”) – unless otherwise stated)

	For the years ended December 31,

	2009	2008

OPERATING ACTIVITIES
Net income for the year	214,736,821	115,023,728
Income tax	160,202,472	108,841,126
Interests accrued	84,583,922	71,265,610
Adjustments to reconcile net income to cash flows provided by (used
in) operating activities
Depreciation of fixed assets	273,069,865	261,238,423
Amortization of intangible assets	22,802,651	21,235,945
Depreciation of other assets	22,732,206	22,732,206
Amortization of goodwill	20,004,543	19,839,155
Reserve for Directors’ options	11,061,342	11,766,672
Recovery of provisions, net	(43,237,557)	(24,612,812)
Result from repurchase of financial debt	(245,462,895)	(190,294,189)
Foreign currency exchange differences and other financial results	231,668,306	288,171,871
Impairment of fixed assets and other assets	18,502,059	73,576,352
Minority interest	95,311,143	81,477,509
Other	(4,012,862)	719,881
Changes in operating assets and liabilities
Decrease (Increase) in trade receivables	193,620,626	(290,031,408)
Increase in other receivables	(81,267,022)	(187,909,470)
Decrease in materials and spare parts	1,253,801	5,116,662
Decrease in inventories	6,169,505	17,890,874
Increase in intangible assets	(29,628)	-
(Increase) Decrease in other assets	(36,120)	4,885
(Decrease) Increase in accounts payable	(119,415,842)	190,965,423
Increase in salaries and social security payable	40,901,724	68,429,533
Decrease in taxes payable	(139,932,497)	(38,653,072)
Increase in other liabilities	162,873,487	121,933,949
Increase in provisions	10,616,000	14,836,250
Dividend payments to third parties by subsidiaries	(18,121,896)	(15,388,337)

Net cash provided by operating activities	918,594,154	748,176,766

INVESTING ACTIVITIES
Payment for the acquisition of fixed assets	(974,895,108)	(740,966,502)
Payment for acquisition of companies, net of cash acquired	52,773,389	(68,661,857)
Proceeds from sale of short-term investments	118,145,401	202,512,850
Payment for acquisition of investments	(85,797,736)	(395,386,927)
Decrease (Increase) in restricted cash and cash equivalents	339,765,396	(460,669,346)
Proceeds from the sale of fixed assets and other assets	857,487	91,904,516

Net cash used in investing activities	(549,151,171)	(1,371,267,266)

FINANCING ACTIVITIES
Dividends paid	(16,797,217)	(18,314,331)
Bank and financial borrowings	183,565,419	825,078,919
Payment of bank and financial debt	(410,939,267)	(402,317,850)
Capital contributions in subsidiaries by third parties	-	13,485,652
Acquisition of Company´s own shares	(84,630,538)	(120,848,801)

Net cash (used in) provided by financing activities	(328,801,603)	297,083,589

Net increase (decrease) in cash and cash equivalents	40,641,380	(326,006,911)

Cash and cash equivalents at the beginning of the year	395,209,631	721,216,542
Cash and cash equivalents at the end of the year	435,851,011	395,209,631

The accompanying notes are an integral part of these consolidated financial statements.

4

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 1. BUSINESS OF THE COMPANY

Pampa Energía S.A. (“the Company”) is an integrated electricity company which, through its subsidiaries, is engaged in of the electricity generation, transmission and distribution market in Argentina.

In the generation business, the Company has an installed capacity of approximately 2,000 MW, which accounts for approximately 7.4% of the installed capacity in Argentina.

In the transmission business, the Company through Compañía de Transporte de Energía Eléctrica de Alta Tensión Transener S.A. (“Transener”) joint-controls the operation and maintenance of the high-tension transmission network in Argentina which covers some 10,139 km of lines of its own, as well as 6,109 km of high-tension lines belonging to Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires Sociedad Anónima Transba S.A. (“Transba”). Transener carries 95% of the electricity in Argentina.

In the distribution business, through Empresa Distribuidora y Comercializadora Norte S.A (“Edenor”), the Company distributes electricity among over 2,6 million customers throughout the northern region of Buenos Aires and the Northwest of Greater Buenos Aires, which is covered by the concession.

The Company´s shares are listed for trading on the Buenos Aires Stock Exchange, forming part of the Merval Index and on the New York Stock Exchange (“NYSE”).

Company´s corporate name

On February 25, 2008, the Company’s Ordinary and Extraordinary Shareholders' Meeting resolved to amend the Company's corporate name to “Pampa Energía S.A.” and the respective amendment to the bylaws. On September 4, 2008, this amendment was registered with the respective enforcement agencies.

Corporate Headquarters Address Change

On August 31, 2009, the Company’s Board of Directors has resolved to move the Company´s corporate headquarters together with its address for tax purposes to Ortiz de Ocampo 3302, Building 4, Buenos Aires City from Bouchard 547, Piso 26°, Buenos Aires City. Such change has been registered with the respective enforcement agencies.

Listing on the New York Stock Exchange

On 5 August 2009, the Securities and Exchange Commission (“SEC”), agency controller of the United States, authorized the Company for the registration of American Depositary Shares ("ADSs"), representing 25 common shares each, which will allow the public availability of such instruments in the foreign jurisdiction.

On 27 August 2009, the Company converted its Global Depositary Shares ("GDSs") in ADSs, each representing 25 ordinary shares.

On 9 October 2009 the Company started to market its ADSs on the NYSE while canceled the listing of GDSs on the Euro MTF Market of the Luxembourg Stock Exchange.

The registration of the ADSs with the NYSE is part of the strategic plan of the Company to obtain an increase in liquidity and volume of shares.

5

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

These consolidated financial statements are stated in Argentine pesos (“Ps.”), and have been prepared in accordance with generally accepted accounting principles used in Argentina (“Argentine GAAP”) and the regulations of the Comisión Nacional de Valores (the Argentine National Securities Commission or “CNV”).

On December, 29, 2009 the CNV approved the adoption of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) for the presentation of financial statements of public companies, which will become effective for fiscal years beginning after January 1, 2012.

The Board of Directors is currently analyzing an implementation plan for complying with such requirement.

Basis of consolidation

The consolidated financial statements include the accounts of the Company and Inversora Nihuiles S.A. (“Inversora Nihuiles”), Inversora Diamante S.A. (“Inversora Diamante”), Dilurey S.A. (“Dilurey”), Powerco S.A. (“Powerco”), Corporación Independiente de Energía S.A. (“CIESA”), Central Térmica Loma de la Lata S.A. (“Loma de la Lata”), Transelec Argentina S.A. (“Transelec”), Dolphin Energía S.A. (“DESA”), IEASA S.A. (“IEASA”), Pampa Renovables S.A. (“Pampa Renovables” formerly Inversora Güemes S.A.), Pampa Real Estate S.A. (“PRESA”), Pampa Participaciones S.A. (“Pampa Participaciones”), Pampa Participaciones II S.A. (“Pampa Participaciones II”), Pampa Generación S.A. (“Pampa Generación”), Petrolera Pampa S.A. (“Petrolera Pampa”), Central Hidroeléctrica Lago Escondido S.A. (“Lago Escondido”) and Inversora Ingentis S.A. (“Inversora Ingentis”) on a line-by-line basis, as stated by Technical Resolution No. 21. As of December 31, 2008, the consolidated financial statements proportionally consolidated the accounts of Inversora Ingentis over which the Company exercised joint control (see Note 10). All significant intercompany balances and transactions have been eliminated in consolidation.

6

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2. (CONTINUED)

Data reflecting consolidated corporate control are as follows:

Companies under direct control	Ownership interest and voting		Companies under indirect control /	Ownership interest and voting
	stock percentage		Companies jointly controlled	stock percentage

	12.31.09	12.31.08		12.31.09	12.31.08

Generation
Inversora Nihuiles	90.27	90.27	Hidroeléctrica Los Nihuiles S.A.	52.04(4)	51.00
Inversora Diamante	91.60	91.60	Hidroeléctrica Diamante S.A.	59.00 (5)	59.00
Loma de la Lata / Powerco (1)	100.00	100.00	Central Térmica Güemes S.A.	89.68 (6)	89.68 (6)
			Energía Distribuida S.A.	100.00 (7)	99.95 (7)
CIESA	100.00	100.00	Central Piedra Buena S.A.	100.00	100.00
Loma de la Lata	100.00	100.00
Inversora Ingentis	100.00	50.00 (8)	Ingentis S.A.	61.00	61.00
Pampa Generación	100.00	100.00
Pampa Renovables	100.00	100.00
Lago Escondido	100.00	-

Transportation
			Compañía de Transporte de
Transelec (2)	100.00	100.00	Energía Eléctrica en Alta Tensión	52.65	52.65
			Transener S.A.

Distribution
DESA (3)	100.00	100.00	Empresa Distribuidora y	51.54(9)	51.54
IEASA (3)	100.00	100.00	Comercializadora Norte S.A.

Others
Dilurey	100.00	100.00
Pampa Real Estate	100.00	100.00
Pampa Participaciones	100.00	100.00
Pampa Participaciones II	100.00	100.00
Petrolera Pampa	100.00	-

(1) Loma de la Lata and Powerco have control over Central Térmica Güemes S.A. (“CTG”) as a result of its 74.20% and 15.48% ownership interest, respectively, in its capital and voting stock. Loma de la Lata and Powerco are fully owned subsidiary of the Company.
(2) Transelec owns 50% of Compañía Inversora en Transmisión Eléctrica Citelec S.A. (“Citelec”), which in turn controls Transener with a 52.65% ownership interest in its capital and voting stock.
(3)DESA and IEASA control Edenor through Electricidad Argentina S.A. (“EASA”) as a result of its 100% ownership interest in its capital and voting stock.
(4) On December 18, 2009, the Extraordinary Shareholders’ Meeting of Hidroeléctrica Los Nihuiles S.A. resolved to reduce its capital stock by the amount of Ps. 2,135,171 to redeem the entirety of class “E” shares. As a resulta, Inversora Nihuiles increased its interest and votes of Hidroeléctrica Nihuiles S.A.
(5) As of December 31, 2009, additionally to the 59% equity interest in Hidroeléctrica Diamante S.A. through Inversora Diamante, the Company carries a direct 2% interest in such company.

7

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2. (CONTINUED)

(6) As of December 31, 2009, in adittion the Company holds a direct 2.58% interest in CTG. See Note 10 for more detail.
(7) Energía Distribuida S.A. (“Energía Distribuida”) is a company controlled by CTG with 99.99 % of its equity and votes.
(8) As of December 31, 2008, the Company held the joint-control of Inversora Ingentis. As further discussed in Note 10 as of December 31, 2009, the Company held 100% of such company.
(9) See Note 10 to these financial statements.

In accordance with Argentine GAAP, the presentation of the parent company’s individual financial statements is mandatory. Consolidated financial statements are to be included as supplementary information to the individual financial statements. For the purpose of these financial statements, parent company’s individual financial statements have been omitted.

Presentation of consolidated financial statements in constant Argentine Pesos

The consolidated financial statements have been prepared in constant monetary units, reflecting the overall effects of inflation through August 31, 1995. As from that date, in accordance with Argentine GAAP and for requirements of the control authorities, restatement of the financial statements was discontinued until December 31, 2001. As from January 1, 2002, in accordance with Argentine GAAP recognition of the effects of inflation has been resumed.

In accordance with CNV Resolution 441/03, inflation accounting was discontinued as from March 1, 2003.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting standards requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the recorded amounts of revenues and expenses during the reported periods. Significant estimates include those required for the accounting of depreciation and amortization, the recoverable value of assets, the income tax charge and provisions for contingencies, among others. Actual results could differ from those estimates.

Comparative information

Balances as of December, 31 2008 as set out in these financial statements for comparative purposes are derived from the financial statements at these date. Certain reclassifications have been made to those financial statements to present them in comparative form to conform to current period presentation.

Cash and cash equivalents

Cash has been stated at its face value.

The Company considers all highly liquid temporary investments with an original maturity of three months or less at the time of purchase to be cash equivalent, net of restricted cash if any.

Investments

Short-term

Time deposits have been valued at cost plus accrued interest at each year-end. Investments in corporate and government securities and mutual funds with an active market have been valued at their market price at each year-end. Other corporate and public securities have been valued at their face value plus accrued interests at each reporting date.

8

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2. (CONTINUED)

Changes in market values of such instruments are included in the line of the statement of income “Financial and holding results”.

Financial trusts: Valued based on the market year-end price of securities held by the trustee, translated into Pesos at each year end at the exchange rate effective.

Deposits from purchasing or selling US$ Dollars at a future date and at a previously agreed-upon price are included as financial placements at the prevailing exchange rate for the year. Gain from this transaction is included in “Financial and holding results”.

Long-term

Guarantee bank accounts: non-current investments in debt securities have been valued at its market value at year-end. They have been classified as non-current as they secure future payments for the project works to expand the electric power generation capacity of Loma de La Lata.

Investments in equity securities in which the Company does not exercise control or significant influence (less than 20%) are accounted for at cost.

Receivables and liabilities

Accounts receivable and payable are stated at their nominal value plus financial results accrued at each balance sheet date. Non-current trade receivables include receivables from the generation and distribution segments which, according to its contractual terms, are expected to be realized beyond one year.

Financial receivables and debt have been valued at the amount deposited or collected, respectively, plus accrued interest based on the interest rate estimated at the time of the transaction.

Non-current financial receivables and debt have been stated at their nominal value plus financial results accrued at year end, if applicable. The values thus obtained do not significantly differ from those that would result from application of the prevailing accounting standards, which establish that they must be valued at the amount receivable and payable, respectively, discounted applying a rate reflecting the time value of money and the risks specific to the transaction estimated at the time of their addition to assets and liabilities, respectively.

Foreign currency assets and liabilities

Assets and liabilities denominated in foreign currencies are translated at the prevailing exchange rates at year-end. Transactions denominated in foreign currencies are translated into local currency at the prevailing exchange rates on the date of transaction settlement.

Inventories, materials and spare parts

Inventories, materials and spare parts are stated at its replacement cost, which does not exceed their net realizable value at year end. Where necessary, an allowance is made for obsolete, slow moving or defective inventory.

Land acquired for their development and subsequent sale and fuel oil stocks were classified as inventories.

The Company classified inventories as current or non-current on the basis of the management estimate of when they will be sold or consummed.

9

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2. (CONTINUED)

Fixed assets

Fixed assets have been valued at cost less accumulated depreciation. Depreciation charges are generally computed under the straight-line method over the estimated useful lives assigned to the assets. Depreciation of Central Térmica Güemes and Loma de la Lata turbines and related equipment are calculated following the unit of production method. Depreciation of certain Transener assets have been calculated using technical formulas other than the straight-line method.

The cost of maintenance and repairs is charged to expense as incurred. The cost of significant renewals and improvements are added to the carrying amount of the respective assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in the consolidated statement of income.

Financial costs, which include interest and foreign currency exchange differences, generated by building, assembling and finishing fixed assets, when such processes extend over time are capitalized as asset cost. Capitalizing financial costs generated by third-parties´ capital during the years ended December 31, 2009 and 2008, amounted to Ps. 117,280,567 and Ps. 69,221,838, respectively, mainly related to works to expand the electric power generation plant located in Loma de la Lata and Edenor’s investments .

During the years ended December 31, 2009 and 2008, the Company recognized impairment losses of Ps. 18,502,059 and Ps. 12,332,109 , respectively, over certain fixed assets that are part of electric power generation projects due to changes in circumstances that affected their recoverability.

The recorded value of fixed assets do not exceed their estimated recoverable value.

Intangible assets

Preoperating and organization costs: corresponds to general administrative costs, studies, valuations and other costs incurred in connection with Ingentis project and the one developed by Petrolera Pampa. These costs will be amortized as from the start-up of the corresponding projects.

Concession contract: corresponds to the total value assigned to the concessions of Hidroeléctrica Los Nihuiles S.A. (“HINISA”) and Hidroeléctrica Diamante S.A. (“HIDISA”) and they are amortized under the straight-line method based on the duration of the concession agreement. Concession agreements are recognized as intangible assets upon being purchased, irrespective of the goodwill that could be identified, when the intangible asset has been previously recognized by the acquired company.

Other intangible assets: corresponds to the intangible assets identified in the acquisition of companies of the distribution segment which are amortized under the straight-line method over the period the benefits derived from each asset are obtained.

Other assets

Current

As of December 31, 2009, other current assets include the following assets to be disposed of by:

- Advances to suppliers for the acquisition of a turbine: in December 2009, the indirectly controlled company Ingentis S.A. put on sale one of the turbines acquired for considering this to be the best available alternative under the technical and financial conditions that affected the original project. Therefore advances related to one of the turbines originally acquired and their related equipment were classified as other current assets. Such assets have been valued at original cost, which do not exceed their estimated recoverable value.

- Real property: during the year ended December 31, 2009 the subsidiary Pampa Real Estate decided to sell Frigorífico La Pampa property and signed a sale agreement for a total consideration of US$ 6,050,000. As of December 31, 2009 the Company valued this property at its net realizable value and recognized a holding gain of Ps. 12,196,568 which is registered in the line “Financial and holding results generated by assets” in the “Financial and holding results”.

10

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2. (CONTINUED)

Non - Current

Costs incurred in relation with Transener “Fourth Line” project are included under other non-current assets. These costs are amortized under the straight-line method over the term of the operating contract, consisting in 15 years.

Goodwill

Goodwill represents the excess or shortfall in the fair value of identifiable net assets acquired compared with their acquisition cost. Positive goodwill amortization charges are calculated on a regular basis throughout their useful life, representing the best estimate for the period during which the Company expects to receive economic benefits from them. Negative goodwill is amortized on a regular basis throughout a period equal to the weighted average remaining useful life of the issuer’s assets subject to depreciation and amortization.

Impairment of long-lived assets

The Company periodically evaluates the carrying value of its long-lived assets and certain intangible assets for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The carrying value of a long-lived asset is considered impaired by the Company when the expected cash flows, discounted and without interest cost, from such an asset, is less than its carrying value. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Previously recognized impairment loss should only be reversed when there is a subsequent change in estimates used to compute the fair value of the asset. In that event, the new carrying amount of the asset should be the lower of its fair value or the net carrying amount the asset would have had if no impairment had been recognized.

Derivative financial instruments

The Company uses derivative financial instruments in the form of foreign currency forward exchange contracts to manage foreign currency risks. These instruments, designated or not as hedge instruments, are measured at their fair value. Changes in their fair value at each measurement date are charged to the statement of income under the line “Financial and holding results”.

Allowances and provisions

The Company provides for losses relating to accounts receivable. The allowance for losses is recognized when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the terms of the agreements.

The Company has certain contingent liabilities with respect to existing or potential complaints, lawsuits and other proceedings. The Company accrues liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated.

Shareholders´ Equity

The account “Treasury stock” represents the face value of Company´s own shares acquired, which, as of December 31, 2009, and December 31, 2008, amounted to 211,883,347 and 126,426,196 Class A shares with a face value of Ps. 1, respectively. The acquisition cost of such shares amounted to Ps. 205,479,339 and Ps. 120,848,801 as of December 31, 2009 and 2008, respectively and it is disclosed by adjusting retained earnings (see Note 11).

Revenue recognition

Revenue is recognized when it is realized or realizable and earned when the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered; the prices are fixed or determinable; and collectability is reasonably assured or delivered to the spot market.

11

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2. (CONTINUED)

Revenues for each of the business segments identified by the Company are recognized when the following conditions are met:

Generation

Revenues from generation are recognized under the accrual method, including power and energy effectively consumed by customers or delivered to sport market.

Transmission

Revenues from transmission services include the following items: (i) connection to the system, (ii) energy transmission and (iii) transmission capacity. Revenue is recognized as income as services are provided. As stated in the concession agreements, Transener and Transba receive bonus payments when certain quality thresholds are met. Bonusses are recognized as income when earned. The Company derives additional revenues related to the transmission services from the supervision of the construction and operation of certain assets and other services provided to third parties. These revenues are recognized as income as services are rendered.

Distribution

Revenues for distribution services include electricity supplied, whether billed or unbilled. Unbilled revenue is determined based on electricity effectively delivered to customers and valued on basis of applicable tariffs. Unbilled revenue is classified as current trade receivables. The Company also recognizes revenues from other concepts included in distribution services, such as new connections, pole rental and transportation of electricity to other distribution companies. All revenues are recognized when the Company’s revenue earning process has been substantially completed, the amount of revenues may be reasonably measured, and the economic benefits associated with the transaction will flow to the Company.

Holding

Income from the sale of plots of land is recognized upon granting possession.

Financial and holding results – Impairment of fixed and other assets

Financial and holding results are segregated into those generated by assets and those generated by liabilities

Impairment of fixed and other assets includes those losses arising from the evaluation of recoverability over those assets where indicators of impairment have been detected.

During the year ended December 31, 2008, under this caption it is also included a loss of Ps. 61,244,243 on the sale of a heavy duty 178 MW Alstom model GT13E2 gas turbine which sale was the best available alternative considering the changes in technical and economic conditions that affected one expansion project.

Taxes

Income tax

The Company records income taxes using the liability method, thus recognizing the effects of temporary differences between the carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted tax rates expected to be applied to taxable income in the years in which those temporary differences are expected to be reversed and settled, considering the regulations in effect at the time of issuance of these financial statements.

12

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2. (CONTINUED)

The Company recognizes tax assets on its balance sheet only when their realization is deemed to be probable. A valuation allowance is recognized for that component of net deferred tax asset which is not recoverable.

Tax on assets

The Company calculates tax on assets by applying the current 1% rate on computable assets at the end of the year. This tax complements income tax. The Company’s tax obligation for each year will agree with the higher of the two taxes. If in a fiscal year, however, tax on asset obligation exceeds income tax liability, the surplus will be computable as a down payment of income tax through the next ten years.

During the year ended December 31, 2009, the Company has recognized a valuation allowance over certain tax on assets credits recognized under Other Receivables for a total amount of Ps. 21,868,399, for estimating that these amounts paid will not be realized under the Company’s current business plans.

NOTE 3. EARNINGS PER SHARE

The Company has calculated basic earnings per share on the basis of the weighted average amount of outstanding common stock at December 31, 2009 and 2008, as follows:

	For the years ended December 31,

	2009	2008

Net income for the year	214,736,821	115,023,728
Weighted average amount of outstanding shares	1,390,409,146	1,504,249,410
Basic earnings per share	0.1544	0.0765

Furthermore, the Company has calculated diluted earnings per share on the basis of the possible dilutive effect of the options granted, as described in Note 13. Whether the dilutive effect increases the earnings per share, such dilutions will not be considered in calculations.

	For the years ended December 31,

	2009	2008

Net income for the year	214,736,821	115,023,728
Weighted average amount of outstanding shares	1,478,256,443	1,538,814,785
Diluted earnings per share	0.1453	0.0747

The reconciliation of the weighted average number of outstanding shares for basic and diluted earnings per share is as follows:

	For the years ended December 31,

	2009	2008

Weighted average amount of outstanding shares for basic earnings per share	1,390,409,146	1,504,249,410
Number of shares to be added if all the options granted are exercised	87,847,297	34,565,375

Weighted average amount of outstanding shares for diluted earnings per share	1,478,256,443	1,538,814,785

13

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 4. BREAKDOWN OF MAIN BALANCE SHEET ACCOUNTS

	As of	As of
	December 31, 2009	December 31, 2008

Trade receivables
Current
Receivables from energy distribution	398,109,000	469,105,000
Receivable from Argentine Wholesale Electric Market ("WEM")	68,799,504	102,297,362
Compañía Administradora del Mercado Mayorista Eléctrico S.A.
("CAMMESA"):
- Generation	16,647,547	118,324,172
- Transmission	38,671,355	42,899,205
Res. Nº 406/03 and FONINVEMEM (1) consolidated receivables	53,538,852	34,168,145
Debtors in litigation	15,596,694	14,799,354
Related parties	345,256	346,336
Other	15,137,581	13,777,768

Subtotal	606,845,789	795,717,342
Allowance for doubtful accounts	(27,227,660)	(39,247,629)

	579,618,129	756,469,713

Non-current
Receivables from energy distribution	87,047,000	65,839,000
CAMMESA - Generation	616,083	616,083
Res. Nº 406/03 and FONINVEMEM (1) consolidated receivables	175,511,766	124,794,701
Other	287,663	288,406

Subtotal	263,462,512	191,538,190
Allowance for doubtful accounts	(404,795)	(404,795)

	263,057,717	191,133,395

Other receivables
Current
Tax credits	171,496,033	124,348,712
Advances to suppliers	26,468,078	31,105,146
Advances to employees	6,975,882	8,756,991
Related parties	1,619,805	4,685,606
Prepaid expenses	19,877,528	12,708,135
Other debtors from energy distribution	18,544,000	20,608,000
Judicial deposits	14,332,568	581,713
Other	30,668,742	9,430,368

Subtotal	289,982,636	212,224,671
Valuation allowance on other receivables	(8,288,770)	(4,953,770)

	281,693,866	207,270,901

(1) Fund for Investments required to increase the electric power supply in the Wholesale Electric Market (WEM).

14

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps..”) – unless otherwise stated)

NOTE 4. (CONTINUED)

	As of	As of
	December 31, 2009	December 31, 2008

Other receivables (continued)
Non-current
Tax credits:
- Tax on assets	55,222,884	55,804,158
- Deferred tax asset	111,187,025	113,668,182
- Other tax credits	40,913,350	42,367,715
Advances to suppliers	3,653,335	3,653,335
Employee stock ownership programme	3,496,519	5,867,230
Prepaid expenses	1,444,041	1,680,000
Other	543,818	1,400,647

Subtotal	216,460,972	224,441,267
Valuation allowance on other receivables	(30,414,008)	(3,653,335)

	186,046,964	220,787,932

Accounts payable
Current
Suppliers	433,373,825	536,188,252
CAMMESA	19,553,967	-
Fees and royalties	2,099,074	6,068,040
Related parties	467,754	604,394
Deferred income	4,321,336	5,326,559
Customer advances	46,016,761	31,447,767

	505,832,717	579,635,012

Non-current
Suppliers	2,675,000	-
Deferred income	2,930,737	3,115,990
Customer advances	75,019,499	75,159,354

	80,625,236	78,275,344

Financial debt
Current
Financial loans	113,394,616	22,351,184
Bank overdrafts	144,141,103	119,608,288
Corporate bonds	18,538,216	484,163
Short-term notes	83,992,807	-
Accrued interest	45,012,680	24,589,404
Related parties	7,383,528	-

	412,462,950	167,033,039

Non-current
Financial loans	62,361,103	63,742,777
Corporate bonds	1,641,516,156	1,955,058,896
Accrued interest	-	12,198,992
Related parties	115,133	-

	1,703,992,392	2,031,000,665

15

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps..”) – unless otherwise stated)

NOTE 4. (CONTINUED)

	As of	As of
	December 31, 2009	December 31, 2008

Taxes payable
Current
Provision for income tax, net of witholdings and advances	67,048,008	23,830,872
Provision for tax on assets, net of witholdings and advances	6,297,019	29,037,566
Value added tax	52,155,874	41,228,362
Municipal, provincial and national contributions	30,296,316	23,927,956
Municipal taxes	24,733,000	20,754,004
Income tax withholdings to be deposited	10,341,065	6,989,114
Other	12,298,900	7,448,062

	203,170,182	153,215,936

Non-current
Deferred tax liabilities	542,096,387	563,435,160
Value added tax	16,201,106	28,512,723
Other	20,517,722	7,232,088

	578,815,215	599,179,971

Other liabilities
Current
Expenses accrued	26,275,640	24,204,451
Programme of rational use of energy	-	33,494,000
Related parties	15,217,857	748,202
Accrual for Directors and Syndics' fees	360,869	602,609
Dividends payable	15,771,731	16,797,217
Other	20,882,140	10,864,046

	78,508,237	86,710,525

Non-current
ENRE fines and bonuses (1)	377,456,000	331,613,000
Programme of rational use of energy	233,319,000	-
Other	20,532,457	1,284,951

	631,307,457	332,897,951

   (1) Corresponds to sanctions imposed by the Ente Regulador de la Electricidad ("ENRE") in the Company’s distribution business due to non- compliance of certain service quality indexes established by the respective concession contract.

	For the years ended December 31,

	2009	2008

Sales
Generation	1,715,127,849	1,780,683,218
Transmission	290,483,423	228,522,916
Distribution	2,077,860,000	2,000,198,000
Other	10,599,699	4,427,720

	4,094,070,971	4,013,831,854

16

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 4. (CONTINUED)

	As of	As of
	December 31, 2009	December 31, 2008

Conciliation of cash and cash equivalents
Cash and banks and current investments	625,740,345	622,846,411
Non equivalent cash investments
Time deposits and other securities	(100,945,728)	(124,422,888)
Government securities	-	(42,718,617)
Corporate securities	-	(16,555,295)
Shares in other companies	(69,235,994)	(29,450,489)
Trusts	(19,707,612)	(14,489,491)

Cash and cash equivalents	435,851,011	395,209,631

NOTE 5. INCOME TAX

The breakdown of deferred tax assets and liabilities is as follows:

	As of	As of
	December 31, 2009	December 31, 2008

Tax loss-carryforwards	95,806,701	82,032,726
Trade receivables	(31,943,548)	(12,981,864)
Fixed and intangible assets	(616,419,195)	(576,001,256)
Other assets	(7,201,456)	(1,018,805)
Financial debt	(24,722,223)	(32,944,047)
Other liabilities and provisions	143,298,294	94,594,431
Other	10,272,065	(3,448,163)

Net deferred tax liability	(430,909,362)	(449,766,978)

Below is a reconciliation between income tax expense and the amount resulting from application of the tax rate on the income before taxes:

	For the years ended December 31,

	2009	2008

Income before taxes and minority interest	470,250,436	305,342,363

Current tax rate	35%	35%

Result at the tax rate	(164,587,653)	(106,869,827)

Goodwill amortization	(7,001,590)	(6,943,704)
Reserve for Director´s options	(3,871,470)	(4,118,335)
Non-taxable income	39,886,288	39,107,515
Other	300,450	7,853,026

Subtotal	(135,273,975)	(70,971,325)
Expiration of tax loss-carryforwards	(444,520)	(141,150,363)
Valuation allowance of tax on assets credit	(21,868,399)	-
Change in valuation allowance for tax loss carryforwards	(2,615,578)	103,280,562

Total income tax expense	(160,202,472)	(108,841,126)

17

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 6. SUBSIDIARIES FINANCING STRUCTURE

The indebtedness structure of the Company's subsidiaries as of December 31, 2009 is mainly made up of the following corporate bonds and short-term notes:

Subsidiary company	Corporate bonds	Issuance date	Currency	Notional Amount	Repurchased amount	Remaining amount	Repurchase result	Agreed rate	Final maturity
				in thousands			in thousands of Ps.
Transener	At par at fixed rate	Dec-20-06	US$	220,000	83,502	136,498	80,214	8.875%	2016
	At par at variable rate	Dec-20-05	US$	12,397(1)	9,322	3,075		3% a 7% (incremental)	2016
Edenor	At par at variable rate	Apr-24-06	US$	12,656	-	12,656	81,455	Libor + 0% a 2% (incremental)	2019
	At par at fixed rate	Apr-24-06	US$	80,048	64,761	15,287		3% a 10% (incremental)	2016
	At par at fixed rate	Oct-09-07	US$	220,000	71,310	148,690		10.50%	2017
	At par at variable rate	May-07-09		$75,700	-	75,700	-	Badlar private + 6.75%	2013
EASA	At par at fixed rate	Jul-19-06	US$	12,874(2)	234	12,640	80,124	3% a 5% (incremental)	2017
	At adiscount at fixed rate	Jul-19-06	US$	76,545(2)	75,452	1,093		11%	2016
CTG	At par at fixed rate	Oct-03-03	US$	6,069	855	5,214	3,425	2%	2013
	At par at fixed rate	Jul-20-07	US$	22,030	18,196	3,834		10.50%	2017
Loma de la Lata	At discount at fixed rate	Sep-08-08	US$	189,299(2)	10,635	178,664	244	11.25%	2015
Central Piedrabuena	Short-term note	Aug-13-09		$25,215	-	25,215	-	Badlar private + 4.70%	2010
	Short-term note	Oct-26-09		$48,380	-	48,380	-	Badlar private + 3.00%	2010

(1) Corresponds to the remaining amount as of December 31, 2008.

(2) Include interests capitalized after the issue. The repurchased amounts were adjusted for interests capitalized, if correspond.

During the year ended December 31, 2009, the Company and its subsidiaries acquired its own corporate bonds or corporate bonds of various subsidiaries at their respective market value for a total face value of US$ 228,7 million. Due to these debt-repurchase transactions, the Company and its subsidiaries recorded a gain of Ps. 245,5 million disclosed in the line “Result of repurchase of financial debt” in financial and holding results generated by liabilities. During the years ended December 31, 2009 and 2008, the Company and its subsidiaries have repurchased corporate bonds for a total nominal value of US$ 334,3 million, of which as of December 31, 2009, US$ 279,8 million were still maintained in treasury, while the remaining amount has been redeemed.

Below are described the main characteristics of the indebtedness of each of the subsidiaries:

Transener

In October 2006 Transener started a process for refinancing its outstanding financial debt, offering to the bondholders the repurchase of Class 6 and Class 8 Corporate Bonds at par value in cash, and to fully redeem Class 7 and Class 9 Corporate Bonds issued at a discount, obtaining the approval of approximately 76% of them.

18

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 6. (CONTINUED)

To finance the purchase offer and the redemption of the mentioned bonds, Class 1 Corporate Bonds for US$ 220 million were issued. These new securities with a final maturity on December 15, 2016 bear interest at an annual rate of 8.875% and shall be repaid in four equal installments on December 15, 2013, 2014, 2015 and 2016. Class 1 Corporate Bonds have been authorized for public offering in Argentina.

The settlement of the purchase offer in cash of the Class 6 and Class 8 Corporate Bonds at Par, the full redemption of the Class 7 and Class 9 Corporate Bonds at a discount, and the issuance of the new Class 1 Corporate Bonds took place on December 20, 2006.

Under the refinancing terms, Transener and its restricted subsidiaries are subject to complying with a series of restrictions, among which we may highlight limitations to indebtedness, sale of assets, transactions with shareholders and subsidiaries and making control change in under certain circumstances. At the date of issuance of these financial statements Transener and its subsidiaries had fulfilled these obligations.

Corporate Bonds Programme

On November 5, 2009, Transener´s Shareholders’ Meeting resolved to create a global programme for the issuance of registered, nonconvertible, simple corporate bonds denominated in Argentine pesos or in any other currency, with unsecured, special, floating and/or any other guarantee, either subordinated or not, for a maximum outstanding amount at any time that may not exceed Ps. 200 million or equivalent amount in other currencies. The programme was authorized by CNV, however, no debt has been issued.

CAMMESA’s financing to Transener and Transba

On May 12, 2009, Transener and Transba executed with CAMMESA a financing agreement for an amount of up to Ps. 59,7 million and Ps. 30,7 million, respectively. On January 5, 2010, an extension to the previously mentioned financing agreement was executed for up to an amount of Ps. 107,7 million and Ps. 42,7 million, respectively.

As provided by such agreement and its extension, proceeds are to be used to finance the investment plan and for the operation and maintainance of the high-tension transportation and trunk distribution system currently in progress and scheduled to be completed by 2010. Funds will be disbursed partially based on the works progress as documented by the Company and subject to CAMMESA’s available funds as instructed by the Energy Secretary (“SE”). This debt will be reipaid after a 12-month grace period computed from the date of the last distribution received or two years after the agreement is executed, whichever is earlier in 18 monthly installments. Also, the loan may be settled in advance in the event ENRE decided to make retroactive payments owed to the Company for cost variations not recognized as from 2005.

Under the agreement and its extension, Transener and Transba have also assigned as a guarantee in favor of CAMMESA 30% of its receivables due to the operations on the WEM. The revenues from the license fee to operate and maintain the so-called Forth Line have been excluded from the assignment to Transener.

Edenor

Corporate Bonds Programme

On October 9, 2007, Class 7 Corporate Bonds for US$ 220 million were issued under the public offering regime for a term of ten years, at par value, accruing interest at an annual fixed rate of 10.5%, payable on April 9 and October 9 of each year, the first service of which was on April 9, 2008, the principal being amortized in a down payment on October 9, 2017.

Proceeds from the issuance of these Corporate Bonds were used to repaid existing outstanding Corporate Bonds with maturity in 2014.

19

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 6. (CONTINUED)

Edenor Debt Issuance

On April 13, 2009, the Board of Directors of Edenor approved the issuance and listing of Floating Rates Notes due 2013 for a principal amount of up to Ps. 150 million, within the framework of the global medium term corporate notes issuance program.

On May 7, 2009, Edenor issued Ps. 75,7 million Class No. 8 Notes, with a four year maturity, priced at 100% of principal, accruing interest as of the date of issuance at a floating rate equal to the BADLAR private rate plus a spread of 6.75% per annum. The Notes will pay interest quarterly, with the first interest payment date on August 7, 2009. The principal amount will be amortized in 13 consecutive quarterly installments, with the first principal payment date on May 7, 2010.

Net proceeds from placing the notes were be used to finance the capital expenditures plan of Edenor.

Derivative financial instruments

During the year ended December 31, 2008, Edenor executed transactions with derivative financial instruments to ensure the exchange rate of cash flows related to three maturities of interest on financial debt, Corporate Bonds at par at fixed interest rate and Corporate Bonds Class No. 7, for US$ 2,4 million and US$ 11,6 million, respectively, through December 2009.

These instruments were assuring against the fluctuation of exchange rate in connection with US$ financial obligations which Edenor must cancel in the maturities of interest that were operating between October 2008 and December 2009.

Since these transactions have not been designated as hedge instruments, Edenor has accounted for these derivative instruments at their net realizable value or settlement value, depending on whether they have been classified as assets or liabilities with changes in the financial results, in the statement of income.

As of December 31, 2009, that transaction had been fully settled and there were no remaining unpaid balances.

EASA

Financial debt renegotiation – Main obligations

As established in the issuance prospectus of its corporate bonds, the main obligations assumed by EASA consist in limitations to: (i) indebtedness; (ii) certain transactions with shareholders; (iii) level of operating expenses; and, (iv) restricted payments (among others, payments of dividends, fees to shareholders, banned investments).

At the date of the issuance of the Company’s financial statements, EASA complies with its obligations as established in the trust agreement relating to the Corporate Bonds issued after having completed the restructuring process of its financial debt.

On the dates provided in the issuance conditions, EASA paid interest related to the New Corporate Bonds, capitalizing the portion of interest accrued from the coupon in kind.

Central Térmica Güemes

Exchange of Corporate Bonds

On June 12, 2007 CTG launched an exchange offer of all outstanding Series A Corporate Bonds amounting to US$ 31,7 million and Series B Corporate Bonds amounting to US$ 21,9 million with maturity in 2013 (“Bonds 2013”). The exchange offer was authorized by resolutions adopted by the Shareholders´ Meeting held on June 28, 2007 and by the Board of Directors Meetings held on June 12, 2007, June 21, 2007 and June 28, 2007.

20

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 6. (CONTINUED)

The above mentioned Shareholders´ Meeting approved the issuance of unsecured and unsubordinated non-convetible US$ dollar-denominated Corporate Bonds up to US$ 34,8 million. On July 20, 2007, date of expiration of the exchange offers, CTG received the acceptance of 88.7% of the holders of the total debt subject to restructuring. The exchange took place on July 25, 2007, date on which CTG, under the conditions offered to and accepted by the participating bondholders:

- Issued US$ 22,0 million Corporate Bonds accruing interest at a rate of 10.5%, falling due on September 11, 2017 (“Bonds 2017”);
- Paid US$ 8,9 million in cash to the holders that exercised this option; and
- Paid US$ 0,3 million in cash of accrued and unpaid interest at the date of the exchange, plus a cash payment of US$ 0,1 million for holders that accepted the offering in advance.

The Corporate Bonds were authorized by the CNV on July 11, 2007 and have been also authorized for trading on the Buenos Aires Stock Exchange and the Mercado Abierto Electrónico.

Amendments to covenants of Corporate Bonds

On December 23, 2008, and on January 20, 2009, CTG completed the process to amend certain restrictive covenants of its Bonds 2017 and Bonds 2013, respectively. The main objective of the approved amendments to the restrictive covenants is to reflect the current financial position and business prospects of CTG and to grant CTG the ability of assuming debt and encumbrances that are reasonable considering its EBITDA and its debt service capacity.

The approved amendments allow CTG, among others to:

- Incur in additional debt for up to US$ 30 million for any purpose, irrespective of its indebtness.
- Incur in additional debt as long as the debt ratio of its outstantding debt and EBITDA does not exceed the 3 to 1 ratio (excluding up to US$ 30 million of additional permitted debt).
- Incur in additional debt or guarantee incurred debt to finance or refinance the acquisition, construction, improvement or development of any other asset, including the new generation unit at CTG.

Global programme of securities representing short–term debt

On July 21, 2008, the Ordinary and Extraordinary Shareholders’ Meeting of CTG approved the creation of a Global Programme of Securities Representing short-term debt up to a maximum amount outstanding at any time that may not exceed Ps. 200 million or the equivalent amount in other currencies, under which CTG may issue corporate bonds in various classes and/or series, each one of them with an amortization term of up to 365 days or a shorter or longer term that in the future applicable regulations may contemplate. Such Meeting delegated to CTG’s Board of Directors the power to establish certain conditions of the Programme and the opportunity of issuance and other terms and conditions of each class and/or series of corporate bonds to be issued under the Programme.

As of December 31, 2009, CTG has not issued any class and/or series of corporate bonds under this Programme.

Central Piedra Buena S.A.

On June 18, 2008, the Ordinary and Extraordinary Shareholders’ Meeting of CPB approved the creation of a global programme for the issuance of securities representing short–term debt (the “VCP”) in the form of simple corporate bonds non-convertible into shares, denominated in pesos, US dollars or any other currency with or without guarantee, either subordinated or not, for a maximum outstanding amount at any time that may not exceed Ps. 200 million, with an amortization term of up to 365 days, or at a longer term that applicable rules may contemplate (the “Programme”). Such Meeting delegated to CPB’s Board of Directors the power to establish certain conditions of the Programme and the opportunity to issue and other terms and conditions of each class and/or series of corporate bonds to be issued under the Programme.

21

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 6. (CONTINUED)

Additionally, on February 26, 2009, the General Ordinary and Extraordinay Shareholders’ Meeting of CPB approved an amendment to the Programme in order to give CPB the alternative of issuing VCPs. under the form of serial promissory notes, giving more flexibility for the placement of VCP among institutional investors in the corporate debt market.

During the year ended December 31, 2009, CPB issued three VCP series under this program. Their terms are detailed in the table at the beginning of this note, which are in force as of December 31, 2009.

Loma de La Lata

Financing for Loma de La Lata s’ Project

On May 30, 2008, Loma de la Lata entered into two facility agreements with ABN AMRO Bank N.V. and Standard Bank Plc., as lenders, and ABN AMRO Bank N.V., Argentine Branch, for financing a part of the costs to be incurred in connection with Loma de la Lata’s current expansion project (converting such plant’s existing generation units into a combined cycle-gas fired power plant which has a total cost of approximately US$ 205 millions). The facility agreements provided for the issuance of letters of credit for an aggregate amount of US$ 88,2 million (in addition to other fully collateralized letters of credits issued by ABN AMRO Bank N.V. for an aggregate amount of US$ 66,5 million), and set forth the financial commitments granted by such banks to make loans in favor of Loma de la Lata for an aggregate amount of up to US$ 80 million, which loans would mature in March 2013 (except as extended pursuant to the terms of the facility agreements).

Fees on such letters of credit accrue at an annual rate ranging from 2% to 2.5% (this fee was reduced since Loma de La Lata collateralized such letters of credit with funds from de issuance of corporate bonds, as defined below).

Due to the issuance of the corporate bonds, Loma de La Lata has made guaranteed deposit securing the funds to be disbursed under the previously mentioned letters of credit (and their related payable fees), thus replacing the obligation of making reimbursements by joint arrangers under the financing agreements and reducing, among others, the fees payables under such letters of credit.

Authorization for the issuance of Corporate Bonds of Loma de La Lata

Loma de la Lata approved by means of the Extraordinary Shareholders’ Meeting held on June 24, 2008 and the Ordinary and Extraordinary Shareholders’ Meeting held on July 24, 2008, the issuance of corporate bonds up to the amount of US$ 200 million (the “Corporate Bonds”) for, among other purposes, finance the Project, replacing the disbursement of the joint organizers, under the financing agreements. Such Meetings also approved the admission of Loma de La Lata into the public offering system and the application to the CNV of the respective public offering authorization of Corporate Bonds.

On September 8, 2008, Loma de Lata issued simple Corporate Bonds for a face value of US$ 178 million at 11.25%, maturing in 2015 and with a subscription price of 93.34% implying a yield through maturity of 12.95% . The capital will be amortized in five semiannual consecutive payments, the first of which will be sixty months as from the issuance and settlement date. The first four amortization payments will be for an amount equivalent to 12.5% of capital, while the fifth and last amortization payment and full settlement will be made upon maturity for an amount equivalent to 50% of the issued capital. Interest will accrue on the outstanding capital as from the issuance and settlement date and until settling all the amounts owed under the Corporate Bonds at a fixed rate equivalent to a nominal 11.25% interest rate. The interest rate will be comprised of (i) one fixed interest rate portion equivalent to a fixed nominal rate of 5% and (ii) an interest portion capitalizable at a nominal fixed 6.25% (the "Capitalizable Interest Portion”).

Loma de La Lata is obliged to cancel the amounts related to all interest, however it is stated that: (i) the Capitalizable Interest Portion related to interest payable on the first two Interest Payment Date (as defined in the Prospectus for the issuance of Corporate Bonds) will be automatically capitalizable, and (ii) provided no Event of Default occurred for failing to pay any amount owed under the Corporate Bonds or they were declared due and payable either fully or partially, Loma de La Lata may choose, at its sole discretion, to defer paying interest exclusively as regards the Portion of Capitalizable Interest and capitalize accrued interest related to such portion payable on the following three Interest Payment Dates (the “Option to Capitalize”). The Option to Capitalize may be exercised by Loma de La Lata only on the third, fourth and/or fifth Interest Payment Date. The option to capitalize interest could only be exercised by Loma de la Lata in the first four semiannual interest payments.

22

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 6. (CONTINUED)

The Corporate Bonds are guaranteed by credit rights against such company and fiduciary assignment of: (a) rights to receive payments and/or complaint damages arising from (i) sales of electricity (energy and/or power) resulting from the additional capacity arising from the extension project, (ii) agreements to supply natural gas, (iii) project agreements, and (iv) insurance agreements; and (b) funds deposited in guarantee to cover the amount of the fixed interes portion until the provisional reception date of the expansion works. Additionally, the corporate bonds issued are secured by PESA (shareholder controlling Loma de La Lata) as direct and main obligor.

On December 29, 2008, Dilurey executed an option agreement by which it grants an irrevocable put option on the corporate bonds issued by Loma de la Lata for a face value of US$ 10 million, and such option may be exercised within 30 days as from September 8, 2011. This option is no longer effective since those bonds were sold by the counterparty in January 2010.

Creation of a new corporate bond program of Loma de La Lata

On December 28, 2009, the Ordinary Shareholders’ Meeting resolved to approve the creation of a corporate bond program not convertible into shares for a face value of up to US$ 50,000,000, or equivalent amount in other currencies.

Inversora Nihuiles and Inversora Diamante

Financing of the acquisition of participation in Inversora Nihuiles and Inversora Diamante

In October 2006, the Company acquired shares of Inversora Nihuiles and Inversora Diamante, which were partially financed by the seller, Banco de Galicia y Buenos Aires S.A. (“Banco Galicia”) for US$ 4,900,000. This loan accrues interest at 3% and matures on June 7, 2011.

Due to such financing, the Company created a first pledge in favor of Banco de Galicia on the shares of Inversora Nihuiles and Inversora Diamante that were acquired from Banco de Galicia.

NOTE 7. SUBSIDIARIES REGULATORY FRAMEWORK

Generation

The Company and its subsidiaries generate energy which, through the SADI (“Interconnected System”) is directly sold to the “WEM” at the prices approved by CAMMESA. Such prices arise from supplying the WEM’s electric demand with electric supply whose variable production cost is related to the less efficient machine that is currently generating power with natural gas. Revenues from the sale of power result from the sales on the WEM’s spot market and sales to large client on the WEM’s Forward Market through agreements executed by the parties and in accordance with the regulations established by the Energy Secretariat (“ES”).

Restrictions on spot prices Energy - Secretariat Resolution 240/2003

By means of this resolution the ES amends the methodology to set the prices on the WEM and determines that the maximum variable production cost (“CVP”) recognized to set the prices is that of the most inefficient unit operating or available using natural gas. The difference between the CVP and the Node Price of the thermal machine in operation is included as Temporary Dispatch over cost (“Stabilization FundSub-account”). Additionally, in case of restrictions to the demand, the maximum Spot Price recognized is Ps. 120 per MW.

As the seasonal price had not followed the evolution of the WEM’s spot price approved by CAMMESA, the resources from the Stabilization Fund were used to meet production costs, for which during the last few years this fund underwent an ongoing definancing.

23

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 7. (CONTINUED)

Receivables from WEM generators

In September 2003, the ES issued Resolution No. 406/03 by which it was established that, based on the depletion of available resources in the WEM’s Stabilization Fund, amounts pending payments in each month are consolidated, accruing interest at an interest rate equivalent to the mean monthly yield obtained by OED-CAMMESA (agency in charge of dispatch) in its financial placements, to be paid when the Fund will have sufficient funds according to a priority order of payment to agents.

This situation directly affects the Company’s financial position and its subsidiaries as they carry consolidated receivables documented by CAMMESA, under LVFVD (Sales Settlements with Due Date to be Defined).

Fund for Investments required to increase the electric power supply in the WEM (FONINVEMEM)

ES Resolution No. 712/04 created the FONINVEMEM to increase the available electric generation by investments in thermal generation.

By means of resolutions No. 826/04, 1,427/04, 622/05 and 633/05, the Energy Secretariat invited all WEM agents creditors with LVFVD to express their decision to convert (or not) 65% of their receivables accumulated from January 2004 and through December 2006, in an interest in a combined cycle project, payable once all new combined cycles to be built with the financing of FONINVEMEM are operational.

The portion of LVFVD contributed to FONINVEMEM will be converted into US$ and will have an annual yield at LIBO + 1% and will be received in 120 equal, monthly and consecutive installments as from the commercial authorization of the combined cycle of electric plants, expected for the first quarter to 2010.

Consequently, on December 13, 2005, the agreements to organize the generating companies “Sociedad Termoeléctrica Manuel Belgrano S.A.” and “Sociedad Termoeléctrica José de San Martín S.A.” were executed. Both companies with the object to produce electric power and its commercialization in block and specifically, the management to purchase the equipment, construction, operation and maintenance of a thermal power station. The Company through some of its subsidiaries executed the respective minutes accepting the subscription of shares for both generating companies. Both generators were cleared to operate in open cycle during 2008.

Accumulated balances originated by the LVFVD related to the years 2004 through 2006 under FONINVEMEM, plus accrued interest through December 31, 2009 add up to Ps. 108 million approximately.

Likewise and in regards to receivables generated during 2007, on May 31, 2007, the ES issued Resolution No. 564, convoking again those private WEM creditors to extend their interest in the FONINVEMEM by contributing 50% of such receivables. Although such resolution establishes various alternatives to recover funds contributed to FONINVEMEM, the Company and its generation subsidiaries chose to allocate such receivables to alternative projects to invest in new electric generation equipment.

Therefore, the required conditions were duly complied with: (a) the investment should be equivalent to three times the value of the receivables; (b) the project should consist of a contribution of a new generating plant or the installation of new generating unit within an already-existing plant; and (c) power and reserved capacity should be sold on the forward market (including Energía Plus) while exports are not allowed for the first 10 years.

Based on the investment projects presented, on June 20, 2008 by means of Brief No. 615, the ES considered verified the Company and its subsidiaries´ proposal and instructed the OED to pay the 2007 LVFVD, which as of December 31, 2008, had been duly collected.

24

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 7. (CONTINUED)

Committed Supply Agreements

On July 24, 2008, the ES issued Resolution No. 724/08 by which it authorized the execution of WEM Committed Supply Agreements with generating agents, related to the repair and or repowering of generation groups. and/or related equipment. This applies to those WEM generation agents filing plans to repair and/or repower their generating equipment whose cost exceeds 50% (fifty percent) of revenues expected to receive by the Generation Agent on the “Spot” market during the life of such agreement, related to compensating items subject to subsection (c), Section 4, ES Resolution No. 406/03.

The procedure will consist in the ES evaluating the proposals filed, instructing CAMMESA as to those authorized to enter into a contract, even indicating, if convenient, the granting of loans to the Generation Agent in the event they are required to finance the disbursement to be made to meet the cost of repairs exceeding the compensation to be received for the agreement.

Under this resolution, Central Piedra Buena and Loma de La Lata have executed agreements that will allow them to recover consolidated receivables from subsection (c), ES Resolution No. 406/03, either of their own or from third parties, by applying them to improvement or expansion works for up to a maximum 50% of their costs.

As of December 31, 2009, under such agreements, the subsidiaries companyes partially collected from OED-CAMMESA its consolidated receivables accrued during 2008. The outstanding balance of 2008 LVFVD and those accrued during 2009, plus interest accrued as of December 31, 2009 add up to approximately Ps. 138 million.

Under such agreements, Loma de la Lata has issued several credit assignment agreements with other WEM generators in connection with their LVFVD accumulated and to be accumulated between January 1, 2008 and December 31, 2009, either in fully or in part, depending on CAMMESA’s availability of funds. Such agreements establish the terms and conditions of each assignment, which will be carried out fully or partially as CAMMESA settles the respective receivables, upon which Loma de la Lata will settle the unpaid amounts to the counterparties. Due to the assignments carried out as of December 31, 2009, the Company has recorded income for Ps. 6,390,016, under financial and holding results.

The future evolution of this situation could call for the Government to modify some of the measures adopted or issue additional regulations. Impacts generated by the measures adopted to date by the Federal Government on the Company’s, and its subsidiaries´ economic and financial situation as of December 31, 2009, were calculated according to evaluations and estimates carried out by management when preparing these consolidated financial statements and should be read considering such circumstances.

Energy Plus - ES Resolution No. 1,281/06

The Energy Secretariat approved Resolution No. 1,281/06, in which it is established that the existing energy commercialized in the Spot market will have the following priorities: (1) Demands below 300 KW; (2) Demands over 300 KW with contracts; and (3) Demands over 300 KW without contracts.

It also establishes certain restrictions to the commercialization of electricity, and implements the Energy Plus service, which consist in the offering of additional generation availability by the generating agents. These measures imply the following:

- Hydroelectric and thermal generators without fuel contracts are not allowed to execute any new contract.
- Large Users with a demand over 300 KW (“LU300”) will be only allowed to contract their energy demand in the forward market for the electrical consumption made during the year 2005 (“Base Demand”) with the thermoelectric plants existing in the WEM.
- The new energy consumed by LU300 over the Base Demand must be contracted with new generation at a price freely negotiated between the parties (Energy Plus).
- The New Agents joining the system must contract their whole demand under the Energy Plus service.
- For the new generation plants to be included within the Energy Plus service, they must have fuel supply and transportation contracts.

25

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 7. (CONTINUED)

Under such standard, CTG increased its generation capacity by 98.8 MW ISO upon starting up the new LMS 100 generation unit. CTG is the first WEM generator that is in a position of providing the service to Energía Plus. For such purpose, service agreements were executed with Energía Plus for the entire Net Effective Power of the extension with various agents from the Forward Market (“MAT”).

ES Resolutions No. 599/07 and 1,070/08: Natural gas supply

Resolution No. 599/07, dated June 14, 2007, approves the proposal for the agreement with the producers of Natural Gas 2007 - 2011, aiming at supplying the domestic demand of that fuel.

Each of the signing producers undertakes to make available to the gas consumers, whose consumptions are a part of the Agreement Demand, the daily volumes which are set forth for said Signing Producer, which have been calculated according to established proportions. The Agreement Demand has been established on the basis of the gas consumption of the natural gas Internal Market of Argentina during 2006.

For the purposes of supplying the Priority Demand and performing a useful and efficient contracting of the corresponding part of the Agreement Volumes, the Signing Producers must satisfy at least the consumption profile verified in each of the supply arrangements to be renewed and corresponding to the consumption of each month of 2006.

Additionally, on October 1, 2008, the ES issued resolution No. 1,070/08 setting forth a supplementary agreement with natural gas producers, and which purpose was to establish a contribution by the producers to the trust fund for subsidizing residential liquefied gas consumptions, created by Law No. 26,020. This agreement brought about new benchmark prices for natural gas for the energy sectors including that of generating electricity.

The resolutions mentioned above were in effect until June 30, 2009. Since July 17, 2009, a new agreement was signed among other gas producers and the Ministry of Federal Planning, Public Investment and Services, seeking to find the appropriate tools to resolve the issues affecting the sector’s balance, the situation of regional economies and national interests. This agreement established a new price for natural gas used by electric power plants, applicable as from the second semester of 2009.

Recognition of variable costs

On October 29, 2007 the National Energy Secretariat informed that the current variable cost to be recognized to the generators of Ps.7.96/MW, shall be increased in accordance with the consumed liquid fuel, by:

• Gas-oil/Diesel Oil Generation: Ps. 8.61/MW
• Fuel Oil Generation: Ps. 5.00/MW

In addition, if a thermal unit generated with natural gas of the company’s own receives a remuneration in which the difference between the maximum recognized variable production cost and the node price is below 5 Ps./MW, the latter value must be recognized.

Benchmark fuel oil price

By means of Brief No. 483/08, the ES instructed CAMMESA to recognize to generators a maximum price of 60.50 US$/barrel plus a 10% related to administrative cost plus freight, for purchases of fuel oil of national origin to generate electric power as from April 24, 2008.

Afterwards, and due to significant variations in the International fuel market as regards to listed prices of crude and its derivatives, the ES issued Brief No. 1,381/08 in October 2008, instructing CAMMESA to recognize as from November 1, 2008, to generators acquiring fuel oil with proprietary resources, a weekly price resulting from considering the average of 10 listed prices (based on the benchmark listed price of Base Platts as defined in the resolution) prior to the calculation closing date, less a differential of 2.50 US$/barrel, under FOB La Plata plus 10% of the total purchase cost of fuel, for administrative and financial expenses plus freight cost

26

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 7. (CONTINUED)

In the case that listed prices on the International market increase, the maximum benchmark price to be recognized will be 60.50 US$/barrel plus 10% (ten percent) of the total purchase cost of fuel for administrative costs plus the freight cost.

Procedure regarding the dispatch of natural gas for electricity generation

On October 7, 2009, the ES instructed CAMMESA to summon all WEM thermal generators to formally express their decision to adhere to the “Procedure to dispatch natural gas for the generation of electricity” (the “Procedure”).

The Procedure basically consists in acknowledging that CAMMESA, upon operating restrictions in the natural gas system can assume the rights over the volumes and transportation of natural gas that the generators may have in order to try to maximize the thermal supply from the power generation sector. In exchange for such voluntary assignment of volume and transportation of natural gas, the generator will receive, during the life of the Agreement, the higher value of: the positive difference between the approved spot price and the variable generation cost with natural gas recognized by CAMMESA or 2.5 US$/MWh. If the unit was operational, such value shall apply to the maximum value between the power actually produced, irrespective of the fuel used and that which would have been produced if natural gas were available, as long as its recognized variable generation cost was lower than the Operated Marginal Cost (“CMO”) on the WEM. If the unit was not available, the power that would have been produce had the natural gas been available and actually assigned to CAMMESA, as long as its recognized variable generation cost were lower than the CMO on the WEM. This compensation will be considered as subsection (c), section 4, S.E. Resolution No. 406/03 for its payment. The Procedure shall be in effect during the winter periods of 2009 through 2011.

Thermal generation companies controlled by the Company formally subscribed to these Procedures and are awaiting the notification by the ES regarding its implementation considering the high degree of participation by thermal generators.

On December 18, 2009, the ES instructed CAMMESA to report to such agency the revenues from applying such procedure related to 2009 and evaluate the costs that would ensue from applying it for 2010. In this sense, all thermal generation subsidiaries have sent to CAMMESA the requested information

Transmission

Tariff situation

Within the framework of the renegotiation of Utility contracts, in May 2005 Transener and Transba signed the Agreement Minutes with the Renegotiation and Analysis of Utility Contracts Unit (“UNIREN”), including the terms and conditions to adjust the Concession Contracts, which were ratified by Decrees 1,460/05 and 1,462/05 of the Executive Branch dated November 28, 2005.

Based on the guidelines established in the above Agreement Minutes, (i) a Comprehensive Tariff Review (“RTI”) was scheduled to be performed to determine a new tariff system for Transener and Transba. However, the ENRE continued with the suspension of the Public Hearing to deal with the tariff proposals submitted by both Companies, which should have become effective for Transener and Transba in February 2006 and May 2006, respectively; and (ii) the recognition of increased operating costs incurred until the tariff structure resulting from the previously mentioned RTI becomes effective.

Thus, since 2006, Transener requested to the ENRE the fulfillment of the obligations assumed in the Agreement Minutes, stating the on-compliance by such agency with the commitments established in the Memorandum Agreement, the serious situation resulting from such noncompliance, and Transener´s decision to continue with the Comprehensive Tariff Review, provided that the remaining obligations assumed by the parties continue to be in force and the new system resulting from the Comprehensive Tariff Review process becomes effective. Transba submitted a note to the ENRE similar to that submitted by Transener, although adapted to the provisions of its Agreement Minutes as regards the terms and investments to be made.

27

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 7. (CONTINUED)

On April 9, 2007 Transener made a new presentation to the ENRE, stating non-fulfillment of the obligations assumed in the Agreement Minutes by the latter and the serious situation arising from such non-fulfillment. Furthermore, the ENRE was requested to immediately regularize the Comprehensive Tariff Review process, and issue administrative acts aimed at recognizing in the tariff the cost increases occurred after the signing of the Agreement Minutes. In the case of Transba, on April 10, 2007 a note similar to that submitted by Transener was presented to the ENRE, which was subsequently submitted on May 28, 2007.

On June 29, 2007, the ENRE formally requested Transener and Transba to submit their tariff proposals based on the terms outlined in the respective Agreement Minutes and section 45 of Law No. 24,065 and related provisions. Therefore, in September, both companies submitted their tariff and regulatory proposals to the ENRE for the five-year period 2008/2012, updating the information submitted in August 2005.

In spite of this, ENRE did address the requested tariff requirements by Transener SA. and Transba S.A. under the RTI.

In turn, by means of Resolutions Nos. 869/08 and 870/08 of July 30, 2008, the ES extended the contractual transition period of Transener S.A. and Transba S.A., respectively, through the actual effective date of the tariff schedule resulting from the RTI, establishing also such date for February 2009. In December 2008, both companies filed the information regarding the rate requirements requested by ENRE in notes 83,199 and 83,200 to be analyzed and to define in the new rate schedule prior to holding the Public Hearing.

However, as of December 31, 2009, ENRE had not yet summoned any Public Hearing as instructed by ES by Resolution Nos. 869/08 and 870/08, by which a new rate schedule had to be issued in February 2009. Consequently, a new complaint was made to such ES, ENRE and UNIREN, stating the lack of determination of the new rate schedule. In October 2009, constitutional rights protection actions were filed against ENRE for the delay in calling a public hearing and carry out the RTI process.

Lastly, as a result of the increase in labor costs arising from the application of Decree No. 392/04 of the Executive Branch and subsequent decrees, which have been translated into higher operating costs as from 2004, during 2007 Transener and Transba credited the cost changes actually taking place on a quarterly basis, filing the corresponding complaints with the ENRE to proceed to readjust remuneration regulated of both companies.

It should be noted that UNIREN has stated by means of a brief that the mechanism to monitor costs and the service quality system was stated when the RTIs of Transener and Transba, respectively, became effective and that upon defining such process it may not be attributed to Concessionaires and could derive in an impairment of their rights.

In that sense, by means of ES brief 897 of July 29, 2008, the Energy Secretariat instructed ENRE to enforce covenants 4.2, 4.3 and 11.1 of the Memorandum of Understanding even partially issuing ENRE the Resolutions Nos. 327/08 and 328/08 adapting Transener’s and Transba’s compensation by about 23 and 28%, respectively, effective as from July 1, 2008.

That represented to a two-fold non-compliance with the Memorandum of Agreement. Firstable, because the adjustment was not applied from the beginning of each of the six-month period elapsed and the adjustment percentage provided did not reflect the actual cost variations occurring between December 2004 and December 2009.

Therefore, requests for a speedy resolution of proceedings were filed with the ENRE to determine the rate of adjustment currently collected by the companies based on the variations of costs incurred as of May 31, 2009, in their exact magnitude and impact.

To date, the companies have not received any answers from regulatory authorities; however, they will continue filing complaints with the respective courts of law.

In addition the above mentioned increases represented disagreements about the implementation of the previously mentioned resolutions as they contract the instruction issued by the ES which instructed ENRE to implement increases of 39.2% and 43.03 % on regulated compensations effective as of June 30, 2008 for Transener and Transba, respectively. Actions have been filed against the ES regarding constitutional rights protection for delaying the resolution of the appeal filed with the ES against ENRE Resolutions Nos. 327/08 and 328/08.

28

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 7. (CONTINUED)

Distribution

Tariff situation

The Executive Branch, in the exercise of the powers granted by Section 99 of the Argentine Constitution and Law No. 25,561 and yours modify and complementary, proceeded to ratify the Agreement Minutes signed on February 13, 2006 within the framework of the renegotiation of the Utility contracts through Decree No. 1,957/06 published in the Official Gazette on January 8, 2007.

The above Agreement Minutes contain the terms and conditions which, once the other procedures provided for in that instrument has been performed, constitute the basis that will allow the Comprehensive Renegotiation of the Concession Utility Contract between the Executive Branch and this concessionaire for the distribution and selling of electricity in federal jurisdiction.

The execution of the agreement begins the process of adjustment of the concession agreement as a means of overcoming the effects of the public emergency status, freezing and “pesification” of tariffs established by Law No. 25,561. The Agreement establishes a transitional period and the later comprehensive renegotiation of the agreement through a Comprehensive Tariff Review process. The agreement contemplates in the immediate, within the transitional period: 1) an increase of the added distribution value (“VAD”) of 23%, retroactive at November 1, 2005, which will not apply to household customers; 2) an additional amount of 5% destined to certain works; 3) a system of installment settlement of unpaid fines; 4) the beginning of the Comprehensive Tariff Review process, in charge of the ENRE. This review will be the one that finally restructures the Concession Contract of Edenor; 5) the coming into force of a differential service quality regime for the duration of the transitional period; 6) the suspension of the complaints filed before the International Centre for Settlement of Investment Disputes (ICSID) during the “transitional period” and the final waiving of these once the comprehensive tariff review is finished. This suspension also includes that of any proceedings before national or international courts, filed by the company and/or its shareholders against the Argentine National Government as a consequence of the public emergency declared by Law No. 25,561, as well as the commitment not to start any proceedings before national or foreign courts against the National Government as a consequence of that emergency. Regarding EASA, it establishes the obligation to extend the surety for the foreclosure of the pledge to the class A shares it has in Edenor in favor of the National Government for any non-fulfillment of the Agreement Minutes by EASA or by Edenor itself.

The new tariff system resulting from the comprehensive tariff review process will be effective for five years and its final determination will be the responsibility of the ENRE pursuant to the provisions of Law No. 24,065.

On April 30, 2007, Resolution No. 434/07 of the Secretariat of Energy was published in the Official Gazette, through which a new contract transition period was established under the terms of the Renegotiation Agreement Minutes signed on February 13, 2006. This period covers from January 6, 2002 and the date the tariff schedule resulting from the Comprehensive Tariff Review becomes effective.

On July 30, 2008, the ES issued Resolution No. 865/08 amending Resolution No. 434/07 designating February 2009 as the date on which the tariff schedule resulting from the RTI shall become effective. As of the issuance date of these financial statements, there has been no definition as to when the tariff schedule resulting from the RTI would become effective, scheduled for February 1, 2009.

On October 4, 2007, Resolution No. 1,037/2007 of the Secretariat of Energy was published in the Official Gazette, which establishes that the amounts paid by EDENOR for the Quarterly Adjustment Index (“CAT”) sets forth by Section 1 of Law No.25,957 and the amounts corresponding to the Cost Monitoring Mechanism (“MMC”) be deducted from the funds resulting from the difference between collection of the additional charges derived from the application of the Good Use of Electricity Programme (PUREE) and the payment of bonuses to users under such Programme, until their transfer to the tariff is approved. In addition, the above Resolution sets forth that the adjustment for the MMC for the May 2006 – April 2007 period effective as from May 1, 2007 amounts to 9.63% .

Additionally, on October 25, 2007, Resolution No. 710/07 of the ENRE was passed, which approves the MMC compensatory procedure sets forth by Resolution No. 1,037/07.

29

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 7. (CONTINUED)

The MMC rate adjustment related to the period May 2006 through April 2007 together with that related to period May 2007 through October 2007 became effective as from July 1, 2008 as provided by Resolution No. 324/08.

By means of Brief No. 1,383 of November 26, 2008, the ES instructed ENRE to consider using funds pending recognition from applying the MMC for the enforcement period May 2007 through October 2007, and to allow that they be deducted from surplus funds derived from applying the Programa de Uso Racional de la Energía Eléctrica (“PUREE”) (rational electric power use program), as previously regulated by Resolution ES No. 1,037/07. The adjustment by MMC for the period May 2007 through October 2007, applicable as from November 1, 2007 is 7.56% .

On the other hand, on December 31, 2009, Edenor has filed with ENRE MMC adjustment requests, as detailed below:

Period	MMC Adjustment
November 2007 – April 2008	5.791%
May 2008 – October 2008	5.684%
Noviembre 2008 – Abril 2009	5.068%
May 2009 – October 2009	5.041%

As of the issuance date of these financial statements, such adjustments are pending of approval by ENRE.

On the other hand, on July 31, 2008, the ENRE issued Resolution No. 324/08 approving the values of Edenor’s new tariff schedule that contemplates the partial enforcement of adjustments by MMC and passing them on to the rates. Such tariff schedule increases the distribution added value of such company by 17.9% and has been applied to consumption as from July 1, 2008.

As described above, on average, tariffs for final users, depending on their consumption, will be increased by percentages ranging from 0% to 30%.

Furthemore, on October 31, 2008, the ES issued Resolution No. 1,169/08 approving the new seasonal reference prices for energy and power in the WEM. Consequently, ENRE issued Resolution No. 628/08 approving the values of the electricity rate to be applied as from October 1, 2008. Apart from the new seasonal reference prices for energy and power, the aforementioned mentioned rate schedule established passing the ex-post pending adjustments as well as the other items related to WEM. The increase provided by this Resolution is aimed at reducing the Federal State subsidies to the electric sector, and not at increasing Edenor’s value added of distribution.

Regarding those resolutions that implemented the new rate schedule as from October 1, 2008, the Argentine Ombudsman sponsored a complaint against them and against enforcing the PUREE. Consequently, on January 27, 2009, ENRE notified Edenor of a preliminary injunction issued by the Court hearing the case, by which it is ordered to refrain from cutting the electric power supply as a result of nonpayment of bills issued with the rate hike challenged by the Argentine Ombudsman, until a final ruling is issued on the case. The injunction has been appealed by Edenor and the Federal Government. On September 1, 2009, Court Room V of the National Appellate Court in Federal Administrative Matters resolved to confirm the appealed resolution, consequently, the preliminary injunction entered by the trial court remains in place. Edenor filed an “Extraordinary Appeal” against this decision, which was also rejected by the appellate court hearing the case. As a final recourse, on December 7, 2009, Edenor filed with the Argentine Supreme Court a “Complaint for a disallowed appeal”; thus far, the highest court has not entered any ruling on this matter. On July1, 2009, Edenor was serviced notice of the action under the proceedings by the ombudsman “Defensor del Pueblo de las Nación c/ E.N Res. N° 1,169 y Otros s/ proceso de conocimiento” [ombudsman vs. E.N Res. No. 1,169 et al in re: test case] which was answered in due time and manner. On November 27, 2009, and within the framework of this case, the hearing court resolved to reject the summons of the CAMMESA as a third-party defendant, requested by Edenor and Edelap S.A. In a timely manner and considering that the said decision causes an irreparable harm, Edenor filed an appeal against it, which as of the date of these financial statements, has not been granted.

30

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 7. (CONTINUED)

On August 14, 2009, the ES issued Resolution No. 652/09 establishing the suspension of reference market prices of energy set forth in sections 6, 7 and 8, Resolution No. 1,169/08 and established new values for the periods June-July 2009 and August-September 2009, reinstating the partial grants to the electricity generation sector. Furthermore, reference market prices of energy remained unsubsidized on the market for June and July 2009 and for the quarter August-October 2009.

Consequently, on August 18, 2009, Edenor was notified of ENRE Resolution No. 433/2009, by which the Rate Schedule values were approved and became effective as from billing those periods starting as from June 1 and August 1, 2009, respectively. Additionally, the values of the Rate Schedule with unsubsidized full tariffs were approved to become effective as from July 1, 2009. Such resolution instructed the distributors to issue new bills consumption of users subject to this last act under ENRE Resolution No. 628/2008.

On September 29, 2009, Edenor was notified of ENRE Resolution No. 469/09, by which ENRE approved the values of the electricity rate schedule, with unsubsidized full tariffs effective as provided by section 7, ES Resolution No. 652/09.

On October 26, 2009, Edenor was notified of the complaint “CONSUMIDORES LIBRES COOP. LTADA. DE PROVISIÓN DE SERVICIOS DE ACCIÓN COMUNITARIA c/ e.n. - Secretaria de Energía de la Nación - ENRE. s/ proceso de conocimiento” filed with the consumers’ associations, by which the Federal State, ENRE, Edesur, Edelap and Edenor are sued. Such complaint is lodged at the Federal Trial Court for Contentious and Administrative Matters No. 8.

The complaint hinges among others, on these main points: a) declaring null and unconstitutional the last rate resolutions issued by ENRE and the Energy Department and refund of amounts billed thereunder; b) obligation of defendants to carry out the RTI; c) null and unconstitutional of ES resolutions extending the transition term of the Memorandum of Agreement; d) order the defendants to carry out the sale process through an international public bidding of class “A” shares for considering the Concession agreement management period ended; and f) null and unconstitutional the resolutions extending the managements periods contemplated in the Concession Agreement.

It was also requested that a preliminary injunction be issued with the aim of suspending the rate hikes established by the challenged resolutions and in a subsidiary manner, issuing new hikes outside the framework of the comprehensive rate review process. To date, the hearing court has entered no ruling in such connection. The complaint was answered by Edenor within the contemplated legal time period and in due manner.

As indicated above, challenged rate hikes except for that granted by ENRE Resolution No. 324/08, do not have a direct impact on the added value distribution, but there are hikes that are passed on the rate those increased generation costs provided by the concession awarding authority. These generation hikes work for Edenor within the pass-through mechanism in the tariff.

As regards to the beginning of the RTI process, ENRE has started it and on November 12, 2009, Edenor submitted a revenues requirement proposal for the new period justifying the grounds and criteria of such request.

In turn, the share selling process should take place once the five-yearly rate period beginning after completing the RTI has concluded as provided by ENRE Resolution No. 467/2007. Additionally, Edenor’s controlling shareholder, Electricidad Argentina S.A., is authorized to present as bidder in such process and should it be a winning bid, it shall not be necessary that this company makes any disbursement to maintain Edenor’s control.

As of the issuance date of these financial statements, Edenor has expressly instructed its legal advisors to answer the complaint, rejecting all its terms on grounds of inappropriateness within the procedural terms granted for such purpose.

31

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 8. RESTRICTED ASSETS, LIMITATION ON THE TRANSFERABILITY OF SHARES AND OBLIGATIONS ASSUMED

Inversora Nihuiles

Pursuant to point 12.13 of Chapter XII of the Terms and Conditions for the sale of 51% of Hidroeléctrica Nihuiles capital stock, Class B shares are of free availability and their transfer by public offering shall be mandatory once the Government of the Province of Mendoza has transferred its Class C shares to retail investors resident of the Province of Mendoza. The Government of the Province of Mendoza has not performed any transfer of the Class C shares to retail investors resident in the Province of Mendoza.

Furthermore, it is established that the concessionaire should take the necessary measures for the Company to list its securities on the Stock Exchange.

On March 9, 2006, the Provincial Executive Branch, through the Ministry of the Environment and Public Works, issued Decree No.334, whereby it was agreed the sale of 37% of Hidroeléctrica Nihuiles capital stock, represented by Class C shares, to institutional minority investors of the Province of Mendoza, by means of a procedure guaranteeing that none of the purchasers of this class of shares could hold more than 5% of the capital stock and none of the holders of Class A shares could hold any other classes of shares. The same decree authorized the Ministry of the Environment and Public Works and Finance to carry out the pertinent formalities to confirm the irrevocable sales mandate granted by the holder of Class B shares to the Provincial Government. On June 7, 2006, the legislature of the Province of Mendoza ratified Decree No. 334 dated March 9, 2006.

On July 5, 2007, through Decree No. 1,651/07 the Executive Branch of the Province of Mendoza instructed the Ministries of the Environment and Public Works and Finance of the Province to call a Public Bid for Stock Broker Companies, Stock Markets and Financial Institutions specialized in operations for the implementation and sale of shares in capital markets in order for them to submit a proposal for assisting the Province of Mendoza in the process that will be necessary to carry out to sell the Class C and, as the case may be, the Class B shares in Hidroeléctrica Los Nihuiles S.A., as established by Decree No. 334/06 and ratified by Law No. 7,541.

Transener and Transba

Restricted assets

The concession contract prohibits the concessionaire from placing a lien, mortgage or any other collateral in favor of third parties on assets destined to the rendering of the National High-Voltage Electricity Public Transmission Service in the case of Transener and the Provincial Electricity Public Transmission Service in the case of Transba, notwithstanding the free availability of those assets becoming unsuitable for that purpose in the future according to the ENRE criteria.

Limitation on the transferability of shares

Citelec may not modify its interest or sell its Class A shares in Transener without the prior authorization of the ENRE. Also, Transener may not modify or sell its interest in Transba without the prior authorization of that agency.

As set forth in the concession contract, Citelec with respect to Transener, and Transener with respect to Transba, have created a pledge in favor of the National State on all the Class A shares, as security for compliance with obligations assumed. The awardees Citelec and Transener shall increase the amount of the guarantee by creating a pledge on the Class A shares they purchase in the future as a result of new capital contributions made by them or the capitalization of profits and/or capital adjustment balances, and any successive transfers of the majority Class A shares shall be made with those pledges.

In addition, the corporate by-laws of those companies also forbids the creation of pledges or any other lien on those Class A shares, except in the cases mentioned in the concession contract.

32

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 8. (CONTINUED)

Edenor

Limitation on the transferability of shares

In accordance with the corporate by-laws, the holders of Class A shares may transfer their shares with the prior approval of the ENRE, which will adopt a resolution within 90 days. Otherwise, the request will be deemed to have been approved.

Furthermore, Caja de Valores S.A., responsible for keeping a record of these shares, is entitled (as set forth in the corporate by-laws) to reject all such entries which are not, at its discretion, in compliance with the regulations on transfers of ordinary shares included in (i) the Argentine Business Organizations Law, (ii) the concession contract and (iii) the corporate by-laws.

In turn, Class A shares shall be pledged over the life of the concession, as security for compliance with the obligations assumed under the concession contract.

In addition, the Company must be the beneficial owner of the Class 2 Corporate Bonds and, as stated in the register, of at least 51% of the voting and outstanding shares in Edenor.

Section ten of the Adjustment Agreement executed with the Grantor of the the Concession and ratified by Decree 1,957/06 provides that from its effective date to the expiration of the Contractual Transition period, the shareholders who own the Majority Shares may not modify their equity interests or sell their shares.

Restrictions on the distribution of retained earnings

As from the restructuring of the financial debt, Edenor was not allowed to distribute dividends until April 24, 2008, or the Leverage Ratio is lower than 2.5. As from that moment, it may distribute dividends only in certain circumstances depending on its indebtedness ratio.

Loma de La Lata

As of December 31, 2009 short-term and long-term investments balances include current bank accounts, guarantee trusts, and Goverments bonds for a total amount of Ps. 111,960,474 which are restricted by virtue of certain guarantees of the payments of interests of obligations, both in relation with the construction agreements in connection with the Project.

NOTE 9. FINANCIAL TRUST AGREEMENT

On September 30, 2008, Edenor executed an irrevocable and discretional trust agreement with Macro Bank Limited. By organizing the trust, Edenor assigns the management of certain liquid assets for an initial amount of up to US$ 24 million, which will be subject to the trust. Such agreement was executed for 20 years.

On September 1, 2009, the financial trust was dissolved, giving rise to its liquidation and transferring its assets to Edenor.

33

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps..”) – unless otherwise stated)

NOTE 10. ACQUISITIONS

Acquisition of own shares from Edenor

During the last quarter of 2008 and as a result of the two own share acquisition processes, Edenor acquired 9,412,500 Class B shares with a face value of Ps. 1 per share, at an acquisition cost of Ps. 6,1 million. On March 17, 2009, concluded the process established to repurchase its own shares on the market under the terms and conditions filed by Edenor.

Acquisition of an additional interest in Edenor

As of December 31, 2009, Dilurey holds 10 million ordinary class B shares issued by Edenor and 674,461 ADRs (equivalent to 13,489,220 shares), acquired in various market transactions, equivalent to 2.21% interest in Edenor´s common stock. The Company has considered such interest as current temporary investments and consequently it was classified as short-term investments in the consolidated balance sheet.

Acquisition of Transelec

On September 15, 2006, the Company acquired 89.76% of Transelec, a company holding 50% of the shares of Citelec, from Dolphin Opportunity LLC for a total consideration of US$ 48,5 million. On the same date, a written put and a call option were signed with Marcelo Mindlin, Damian Mindlin and Gustavo Mariani, Transelec minority shareholders, comprising the remaining 10.24% interest.

On January 2, 2008 the minority shareholders of Transelec decided to exercise the option to sell 7,807,262 ordinary shares in Transelec under the terms provided for in the agreement for the merger and granting of purchase and sale options respectively.

Citelec is the controlling company of 52.65% of Transener. Transener is the leading company in extra-high voltage electricity transmission utility services in Argentina and owns the extra high voltage electricity transmission national network, consisting of almost 10,319 kilometers of transmission lines plus approximately 6,109 kilometers of lines of its subsidiary network, Transba; therefore it operates 95% of the high-voltage lines in Argentina.

On January 23, 2008, the Company cancelled its obligation with the minority shareholders of Transelec paying the amount of Ps.38,762,432.

Investment project for oil and gas production

On January 21, 2009, the Company constituted Petrolera Pampa as its vehicle to engage its investments in the oil and gas business.

On November 19, 2009, Petrolera Pampa accepted an offer received from YPF S.A. (“YPF”) to carry out an investment agreement in the exploitation area known as “Rincón de Mangrullo” that is part of the area Cuenca Neuquina IX located in the Province of Neuquén where YPF holds an exploitation concession.

Under the previously mentioned agreement and subject to complying with certain conditions precedent, Petrolera Pampa shall make investments in the area for a maximum amount of US$ 29,000,000 in exchange for the assignment by YPF of certain rights and obligations, including the right for over 50% of oil and gas production extracted from the area covered by the agreement.

Due to certain additional investments, Petrolera Pampa shall also have the option to acquire a portion or the entire natural gas production entitled to YPF under its interest in the area.

The purpose of such agreement for the Company is to contribute to ensuring the natural gas supply by its subsidiary Central Términa Loma de la Lata. Performing the agreement and the potential exercise of the previously mentioned option could represent up to 11% of the natural gas consumption of Loma de la Lata.

34

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 10. (CONTINUED)

Exchange of Central Térmica Güemes´ preferred shares

On September 18, 2007, CTG increased its capital stock for a total amount of Ps. 208,000,040, issuing 180,869,600 non-voting preferred stock with a face value of Ps. 1 each, at a price of Ps. 1.15 per share for purposes of financing the expansion of its generation capacity. Preferred shares were fully subscribed by Central Loma de la Lata, one of the Company’s subsidiaries, for the total amount of Ps. 208,000,040. In turn, Loma de La Lata executed a call option agreement in favor of the National Government by which, if this option is exercised, it shall transfer to the National Government 54,260,880 shares of preferred stock of its interest in CTG, representing 30% Loma de La Lata's shares of preferred stock of CTG’s capital stock. The National Government did not exercise its option to acquire such CTG preferred shares from Loma de La Lata during the term agreed.

Consequently and as provided by issuance conditions, on September 19, 2008, Loma de La Lata advised CTG of its decision to convert each one of its shares of preferred stock into one Class "A" share of common stock. On that date CTG's Board of Directors was informed of this decision. Based on the above, as of December 31, 2009, the Company’s interest in CTG's capital stock and votes, through its subsidiaries, Loma de La Lata and Powerco, amounts to 89.68% related to total Class “A” shares of common stock.

On June 5, 2008, the Ministry of Economy issued Resolution No. 72 which approved the early settlement of the CTG’s Employee Stock Ownership Plan. On October 3, 2008, the Company executed with Personnel adhering to the CTG's Employee Stock Ownership Plan a share purchase agreement, by which the Company acquired 6,290,600 Class “C” book-entry shares of common stock of CTG representing 2.58% of the capital stock and votes for total amount of Ps. 9,513,900. Under the terms and conditions of the previously mentioned agreement, the Class "C” shares acquired were converted into Class “B” shares, freely transferable to third parties.

Incorporation of Inversora Ingentis

On August 6, 2007 the Company signed an agreement with Emgasud S.A. (“Emgasud”) for the construction of a power plant fueled by natural gas through the installation of two natural gas turbine-generators with a capacity combined of approximately 205.8 MW of power. This project will be carried out by Ingentis whose capital is comprised 39% by the Province of Chubut and 61% by Inversora Ingentis.

Inversora Ingentis Shareholders’ Meeting held on October 11, 2007 increased the capital stock of Inversora Ingentis to Ps.125,020,000, represented by 12,510,000 class A common stock held by Emgasud, 12,510,000 class B common stock held by its subsidiary, Dilurey, 50,000,000 non-voting preferred stock held by Dilurey. and 50,000,000 non-voting preferred stock held by the Company.

On May 13, 2008, the Ordinary Shareholders’ Meeting of Inversora Ingentis S.A. approved a new capital increase of Ps. 62,500,000, by issuing 31,250,000 Class “A” of common stock subscribed by Emgasud and 31,250,000 Class “B” shares of common stock subscribed by the Company.

On October 2, 2008, the Company and Dilurey executed a share purchase agreement by which they would transfer and sell to Emgasud all their shares (the “Shares”) in Inversora Ingentis for a price of US$ 51,000,000 (the “Price”), with all the rights and obligations that holding such shares implied, as well as the rights to receive shares from Inversora Ingentis, or any asset, money or right, resulting from capitalizing, converting or returning revocable or irrevocable contributions, loans or any type of capital contribution in cash or in kind, made by the Company or Dilurey (the “Purchase Agreement”).

To secure compliance with their obligations, the parties executed a trust and security deposit agreement (the “Trust Agreement”) with Deutsche Bank S.A. (the “Trustee”) transferring the trust property of all its shares in Inversora Ingentis. Likewise, Emgasud transferred as a deposit to the Trustee a promissory note issued in favor of the Company for US$ 3,000,000 (the “Promissory Note”). As established in the Trust Agreement the parties should have complied with their respective obligations under the Purchase agreement by January 5, 2009. However, Emgasud did not pay the price of the Shares as provided in the Purchase Agreement, the Trustee: (i) transferred Inversora Ingentis shares held by Emgasud to the Company, (ii) transferred the Shares to the Company, and (iii) delivered the Promissory Note to the Company.

Consequently, the Company directly and indirectly controls 100% of the capital stock of Inversora Ingentis S.A., which own 61% of the shares of Ingentis, hence the Province of Chubut is the owner of the remaining 39%.

35

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 10. (CONTINUED)

For this transaction and considering that the acquisition cost was lower than the amount of net assets identified upon the purchase, the Company recognized a negative goodwill of Ps. 23,422,864 related to the portion attributable to identified nonmonetary assets. Likewise, the Company has discontinued the consolidation proportional to the investment in such company to consolidate it line by line in its consolidated financial statements.

On December 30, 2009, the Company and Dilurey entered into an agreement to purchase Inversora Ingentis’s shares by which the latter transfers the ownership of 9,515,000 book entry shares of preferred stock of Inversora Ingentis for a face value of Ps. 1 each, without voting rights. The purchase price was agreed upon at US$ 2,500,000 and it is related to the estimated market value for such shares.

Acquisition of controlling interest in Edenor

On September 28, 2007, the Company purchased 100% of the capital stock of DESA and IEASA, companies that jointly hold 100% of the capital stock of EASA, a company holding 51% of the capital stock and voting rights of Edenor, issuing 480,194,242 shares of common stock with Ps. 1 face value at Ps. 1.61 (US$ 0.83) per share.

As part of the agreement, each of DESA and IEASA selling shareholders agreed not to sell, directly or indirectly, more than 10% per month of the Company’s shares received as a result of the transaction during 120 days after its closing. The selling shareholders might also have the right to partly or fully sell the Company’s shares received as a result of the transaction, together with future share issues by the Company, and request the Company’s support to place those shares through a public or private offering, provided that in both cases the selling shareholders sell at least 60 million shares in the Company.

NOTE 11. COMMON STOCK

At December 31, 2009 the Company had 1,526,194,242 of book-entry shares with a par value of Ps. 1 each and entitled to 1 vote per share.

On September 8, 2008, the Company’s Board of Directors resolved to establish the terms and conditions to acquire shares issued by the Company for up to US$ 30,000,000, for 120 running days, up to a maximum amount to be invested of 10% of the Company’s common stock and at a price between Ps. 1.10 and Ps. 1.70 per share. The Company’s Board of Directors considered that this transaction guarded over the shareholders’ best interests given the strong impact underwent by the listed price of local shares due to the international macroeconomic context, who by the repurchase would increase their interests in the Company's strategic assets.

Considering the approved OPAs, as of December 31, 2009, the Company acquired 211,883,347 Class A shares, with a face value of Ps. 1 per share, at an acquisition average cost of Ps. 0.97 per share totalizing Ps. 205,479,339, which is disclosed as a deduction of retained earnings. The market price of such shares as of year-end amounted to Ps. 381,390,025.

Due to the previously mentioned acquisitions, the Company exceeded the limit of treasury stock, established at 10% of its capital stock as provided by Section 68, Law No. 17,811 (as revised by Decree No. 677/01). This limit has been temporarily suspended by CNV considering the gravity and exceptionality of the current situation upon issuing General Resolutions No. 535/08, 546/08, 550/09 and 553/09 until June 30, 2009. Under that circumstance, as from June 30, 2009, the Company has not acquired additional shares of its own.

Regarding to treasury stock, on August 31, 2009, the Company’s Board of Directors resolved to request to regulators the authorization to reduce its common stock by up to the amount of 211,883,347 registered shares, corresponding to the shares acquired as described before. As of the issuance date of these financial statements, such authorization has not been resolved.

36

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 12. PROFIT DISTRIBUTIONS

Legal Reserve

In accordance with the Argentine Commercial Companies Law, 5% of the net profit for the year calculated in accordance with Argentine GAAP must be appropriated to a legal reserve until such reserve equals 20% of the Company’s outstanding capital.

Dividends

In accordance with Law No. 25,063, dividends distributed in cash or in kind, in excess of accumulated tax profits at the end of the year immediately before the date of payment or distribution, will be subject to a 35% income tax withholding in a single and final payment. The balance of accumulated accounting profits at December 31, 1997, less dividends paid plus tax profits calculated as from January 1, 1998 are considered accumulated tax profits for the purposes of this tax.

Dividends in advance

To preserve the Company’s equity and mainly guard over the equitable treatment among shareholders, the Company has decided to implement a mechanism considered to be effective and efficient consisting in anticipating dividends which will compensate personal assets tax required to pay over tax authorities in its capacity of substitute taxpayer for such tax.

Therefore, on December 18, 2009, the Company’s Board of Directors resolved to anticipate dividends in cash under the terms of Argentine Commercial Companies Law for Ps. 18,314,331 (which net of dividends related to own shares amounted to Ps.15,771,731), which is equivalent to 0.012% to the face value of each outstanding share and whose ratification will be submitted to the next Shareholders’ Meeting. Additionally, it was decided to pay dividends in advance through March 26, 2010, date on which the value obtained by the equity method will be known and based on which personal assets tax should be paid and provide Caja de Valores S.A. with the actions required to implement the decision adopted and comply with the sought-after equitable purpose.

As of December 31, 2008, the Company’s Board of Directors would have resolved upon early dividends for Ps. 18,314,331 (which, net of the dividends related to own treasury shares stand at Ps. 16,797,217) following the previously mentioned objective.

NOTE 13. OPPORTUNITIES ASSIGNMENT AGREEMENT - PURCHASE OPTIONS

As approved by the Shareholders’ Meeting of September 16, 2006, on September 27, 2006 the Company signed an Opportunities Assignment Agreement, whereby certain executives were committed to provide the Company with potential business opportunities encompassed by the Company’s investment guidelines, exceeding US$ 5 million. In consideration, the Company granted to those executives purchase options for up to 20% of capital, by virtue of the purchase option agreements signed with such executives.

CNV, through Resolution No. 15,447 dated August 17, 2006, approved the issuance of the purchase options representing 20% of the Company’s capital stock, conditioning that authorization to certain actions that were fulfilled on October 9, 2006.

The Opportunities Assignment and Purchase Option agreements were modified by means of the agreements of September 28, 2007 and June 6, 2008, to the effects of: (i) reduce the rights of the executives under the purchase options, waiving their right to subscribe whenever the Company’s capital is increased an additional number of common stock which allows them at any time hold 20% of the capital stock of the Company, as established in the purchase option agreements; and (ii) provide that the 20% limit, applicable to the transfer of purchase options that had not become exercisable stock options in favor of transferees of unexercised stock options shall not apply with respect to any legal entity that is controlled in a 100% by an executive.

For the original agreement and subsequent amendments, the Company issued stock options that grant the right to subscribe a 381,548,560 at different exercise prices. Regarding these options, a compensation expense is recognized ratably over the effective term of the Opportunities Assignment Agreement (consistent with the vesting period), with a credit to an equity reserve. As of Seeptember 30, 2009 the equity reserve amounts to Ps. 35,3 million.

37

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 13. (CONTINUED)

On April 16, 2009, in accordance with the resolution of the Ordinary and Extraordinary Shareholders Meeting of April 8, 2009 and the report of the Company’s Audit Committee, the Company and certain of its Executives executed an amendment to the Opportunities Assignment Agreement, which extended the term of the Agreement by five years until September 27, 2014. In addition, the Company signed a Restated Warrant Agreement with each of the relevant executives amending certain terms of the Warrant Agreements, including the exercise date of the Warrants and the exercise price, which was set at US$ 0.27 per warrant. In accordance with the amendment, one-fifth of each of the Series I, Series II and Series III Warrants may be exercised as from September 28, 2010, 2011, 2012, 2013 and 2014, and will remain in effect for fifteen years from the date of issuance.

As a consequence of the abovementioned amendments, the Company has determined an additional charge of Ps. 44.7 millions to be recorded through the term of the new amendment agreement to the Opportunities Assignment Agreement.

Additionally, on August 3, 2009, the Company received a communication from the Executives by which they stated that aiming to emphasizing even more their commitment with the Company’s sustained growth, each of them has personally and irrevocably waived their right to exercise any option accrued in their favor (or their transferees) and to receive Company shares of common stock underlying such options before September 28, 2013. Consequently, none of the Executives will exercise options accrued and received through September 28, 2012, before September 28, 2013.

As of December 31, 2009 the equity reserve amounts to Ps. 37,536,352.

NOTE 14. COMMITMENTS AND CONTINGENCIES

CTG tax dispute

Pursuant to Decree No. 571/00, the Argentine government decreed that companies in the process of privatization would be exempt from the asset tax. Accordingly, a resolution by the Argentine tax authority was issued in favor of CTG recognizing that it was entitled to such exemption. However, on May 9, 2005, the Argentine tax authority revoked such resolution claiming that CTG was no longer in the process of privatization. On June 9, 2005, as per CTG’s request, the relevant court in Argentina granted a suspension of the resolution revoking the exemption. Although the Argentine tax authority contested such suspension, the suspension of the revocation of CTG’ tax exemption was upheld on November 9, 2005. On July 31, 2007, the Argentine tax authority issued a new decision rejecting Güemes’s appeal and confirming the resolution of the revoking exemption. On August 22, 2007, CTG filed a judicial action challenging this tax resolution and requesting that the court suspend the resolution, thereby preventing the Argentine tax authority from carrying out any attachment or other executive measures until a final judgment has been entered. The Argentine tax authority has appealed such suspension and the litigation proceeding is still ongoing as of the date of this registration statement. In the event that this matter is resolved against CTG, CTG could be forced to pay the unpaid tax amounts claimed by the Argentine tax authority, plus accrued interest, penalties and other costs and expenses (including legal fees).

The Company based on its legal and tax advisors considers that there are solid grounds to defend its original position as to the exemption to pay asset tax. The Company has however decided to adhere to the new Tax Regularization System – Law No. 26,476, which will allow among other the following benefits: (i) rebating interest; (ii) remitting fines; (iii) exonerating from any criminal tax case that may derive from periods that have been settled; (iv) taking capital that has been settled for payments towards the next income tax return, reducing the financial tie-up, and; (v) deducting compensatory interest arising from adhering to the income tax amnesty related to the 2009 fiscal year.

Law No. 26,476 established a tax regularization program whose general terms are:
- Remission of fines and sanctions not already imposed upon adhering to the program;
- Remission of compensatory and punitive interest on the amount exceeding by 30% the capital owed;
- 6% payment towards the amount owed upon adhering to the program;
- The resulting amount in up to 120 monthly installments bearing interest at 0.75% per month.
- 30% to 50% reduction in tax agents' and tax authority representatives’ fees.

CTG has decided to adhere to such program recognizing a liability of Ps. 17,1 million, which was paid in May 2009. In this relation, CTG recorded a tax on asset credit of Ps.11,9 million and an interest expense of Ps. 5,2.million As of December 31, 2009, Ps. 10,2 million of this credit was used compensating 2008 income tax obligations and the remaining Ps. 1,6 million is included in other current receivables.

38

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 14. (CONTINUED)

Edenor tax complaints

On December 1, 2003, the Provincial Board of Electric Power of the Province of Buenos Aires initiated a complaint against Edenor in the amount of Ps. 51,2 million, which does not include surcharges, interest or penalties accrued in respect of this amount after the date of the complaint. At December 31, 2003, the amount of surcharges and interest accrued on the complaint, including applied penalties, was Ps. 310 million. In addition, on April 23, 2007, the Board notified Edenor of an additional complaint for Ps. 4,0 million, without including surcharges, interest or penalties accrued. The complaints are based on an alleged failure to collect, as collection agent, in respect of certain taxes established by Decree Nos. 7,290/67 and 9,038/78 between July 1997 and June 2001 and between July 2001 and June 2002, respectively. On December 23, 2003, Edenor filed an appeal of the Board’s decision with the provincial Tax Court of Appeals of La Plata, and enforcement of the judgment was suspended pending the outcome of the appeal. On June 14, 2007, the Court granted Edenor’s appeal and rejected the Board’s tax complaint against Edenor. On June 27, 2007 the provincial Tax Court of Appeals of Buenos Aires rendered a favorable decision in relation to Edenor’s appeal. This decision reaffirms a recent decision by the Supreme Court of the Republic of Argentina in an unrelated case that held that the regulations were unconstitutional due to the commitment assumed by the Province of Buenos Aires to not tax the transfer of electric power. No provision has been recognized in this connection.

The Argentine federal tax authorities have challenged certain income tax deductions for allowance for doubtful accounts on Edenor’s income tax returns for fiscal years 1996, 1997 and 1998, and have assessed additional taxes of approximately Ps. 9,3 million. Tax related contingencies are subject to interest charges and, in some cases, fines. Edenor has appealed the tax authorities’ ruling before the Argentine federal tax court. During the appeal process payment for such complaint is suspended. Edenor has established a provision for contingencies of Ps. 38,8 million, which includes principal and interest, in relation to this complaint. However, during April 2009 and in this connection, Edenor decided to adhere to Law No. 26,476, which reduced the obligation to Ps. 12,1 million and recognized a gain of Ps. 23,4 million, net of fees and costs for the process of withdrawal of the original cause.

Transener legal proceedings

On August 8, 2003, the Argentine Federal Tax Bureau notified Transener of an income tax assessment based on various intercompany loans made between 1998 and 2000, which assessment alleged that such loans included interest rates below standards established under income tax law. Transener appealed the assessment to the Argentine National Tax Court. The complaint amounted to Ps. 7 million, including principal, interest and penalties. No provision has been recognized for this contingency in the financial statements.

On May 17, 2007, a fire in the Ezeiza transformer station resulted in a disruption of the services provided by that station. The services were partially resumed shortly thereafter. In response to that disruption, the ENRE filed charges against Transener alleging certain violations of the quality standards applicable to the transmission services provided by Transener. In response to such charges, Transener has raised a force majeure event defense. Transener recognized a provision for contingencies of approximately Ps. 14,0 million to cover penalties that could derive from such charges. As of December 31, 2009, the service was totally restored.

Edenor environmental complaints

On May 24, 2005, three of Edenor’s employees were indicted on charges of PCB-related environmental contamination dangerous to human health, which is a crime under Argentine law. In connection with this alleged infraction, the judge ordered a preliminary attachment of Edenor’s assets in the amount of Ps. 150 million to cover the potential cost of damage repair, environmental restoration and court costs. On May 30, 2005, Edenor appealed the charges against its employees as well as the attachment order. On December 15, 2005, the court of appeals dismissed the charges against all three defendants for lack of evidence and, accordingly, vacated the attachment order. The decision by the court of appeals also stated that the trial judge should order the acquittal of two public officers of the ENRE, who had been indicted on related charges. This decision was appealed to the National Criminal Appellate Court (Tribunal de Casación), the highest appellate body for this matter, which on April 5, 2006 ruled that the appeal was not admissible because decisions rendered on grounds of lack of evidence are not reviewable.

On July 16, 2007, Edenor was notified that on July 11, 2007, the trial judge ruled the definitive acquittal for all of the Edenor’s officials and employees that had been indicted. On appeal on March 25, 2008, the First Court of the Federal Circuit of San Martín (Sala I de la Cámara Federal de San Martín) upheld the acquittals and confirmed the finding that there had been insufficient evidence to prove any PCB contamination. This decision was appealed on April 18, 2008 by the Prosecutor’s Office (Ministerio Público) before the First Court of the Federal Circuit of San Martín, which rejected the appeal as well.

39

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 14. (CONTINUED)

The resolution in question was notified to the Prosecutor’s Office on December 29, 2008. Within the contemplated legal time period, the Prosecutor’s Office’s Office filed with National Criminal Appellate Court an “Extraordinary appeal”. The defense has duly answered the notice served. On May 27, 2009, such Court “dismissed the extraordinary appeal filed by the Prosecutor’s Office’s Office” on the grounds that it failed to specifically and reasonably refute the arguments that supported the resolution being appealed, and proved neither the alleged arbitrariness nor the violation of constitutional guaranties. The Prosecutor’s Office’s Office filed an appeal to the Federal Supreme Court requesting that the appeal dismissed by the National Criminal Appellate Court be sustained. As of the date of issuance of these financial statements, the appeal is being analyzed by the Supreme Court.

Edenor has not established any provision for contingencies in its financial statements for this complaint, since Edenor´s management and its legal advisors consider that is a strong probability that the appeal will be rejected and the judgment ordering the acquittal of all defendants will be confirmed.

Proceedings challenging the renegotiation of Edenor’s concession

In November 2006, two Argentine consumer associations, Asociación Civil por la Igualdad y la Justicia (ACIJ) and Consumidores Libres Cooperativa Limitada de Provisión de Servicios de Acción Comunitaria, brought an action against Edenor and the Argentine government before a federal administrative court seeking to block the ratification of the Adjustment Agreement on the grounds that the approval mechanism was unconstitutional. On March 26, 2007, the federal administrative court dismissed these complaints and ruled in Edenor’s favor on the grounds that the adoption of Executive Decree No. 1,957/06, which ratified the Adjustment Agreement, rendered the action moot. ACIJ appealed this decision on April 12, 2007, and the appeal was decided in Edenor’s favor.

However, on April 14, 2008, ACIJ filed another complaint challenging the procedures utilized by the Argentine Congress in approving the Adjustment Agreement. Specifically, the complaint alleges that Article 4 of Law No. 24,790, which authorized the Congress to tacitly approve agreements negotiated between the Argentine government and public service companies, such as Edenor, violated the congressional procedures established in the Argentine Constitution. ACIJ has requested that the Adjustment Agreement be renegotiated and submitted to Congress for its express approval. Edenor’s response to this complaint is due on or before 2008.

No provision has been accounted for in this connection as the possibility of loss is considered remote.

NOTE 15. SEGMENT INFORMATION

The Company is engaged on the electricity sector, with a participation in the electricity generation, transmission and distribution segments through different legal entities. Operating segments are revenue-producing components of the enterprise for which separate financial information is produced internally for management. Accordingly, the following business segments have been identified by means of its subsidiaries and based on the nature, customers and risks involved:

Generation: Made up of the direct and indirect equity interest in Central Térmica Loma de la Lata, Hidroeléctrica Los Nihuiles, Hidroeléctrica Diamante, Central Térmica Güemes, Central Piedra Buena, Powerco, Ingentis, Energía Distribuida, Pampa Generación, Lago Escondido y Pampa Renovables and investments in shares in other companies related to the electricity generation sector.

Transmission: Made up of the indirect equity interest in Transener and its subsidiaries.

Distribution: Made up of the indirect equity interest in Edenor.

Holding: Made up of own operations, such as advisory services and financial investments, and investments in real estate and other companies not related to the electricity sector.

The Company manages its segments to the net income (loss) level of reporting.

Below is a table with the information for each segment identified by the Company as of and for the years ended December 31, 2009 and 2008:

40

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 15. SEGMENT INFORMATION (CONTINUED) Consolidated Statement of Income information at December 31, 2009

	Generation	Transmission	Distribution	Holding	Eliminations	Consolidated

Sales	1,715,127,849	290,483,423	2,077,860,000	9,227,266	-	4,092,698,538
Intersegment sales	8,768,086	790,788	-	5,841,502	(14,027,943)	1,372,433

Total sales	1,723,895,935	291,274,211	2,077,860,000	15,068,768	(14,027,943)	4,094,070,971
Cost of sales	(1,400,706,145)	(220,068,440)	(1,569,740,606)	(8,215,896)	1,465,100	(3,197,265,987)

Gross profit	323,189,790	71,205,771	508,119,394	6,852,872	(12,562,843)	896,804,984
Administrative expenses	(75,993,787)	(37,503,814)	(178,431,008)	(47,940,292)	11,413,343	(328,455,558)
Selling expenses	(17,988,817)	-	(137,999,000)	(1,012,935)	-	(157,000,752)
Amortization of goodwill	(15,233,986)	763,398	(5,533,955)	-	-	(20,004,543)

Operating income (loss)	213,973,200	34,465,355	186,155,431	(42,100,355)	(1,149,500)	391,344,131
Financial and holding results
Generated by assets	89,331,215	9,753,472	78,699,362	76,683,433	(15,771,540)	238,695,942
Generated by liabilities	(135,691,319)	(13,992,443)	(176,667,112)	151,650,410	16,921,040	(157,779,424)
Other income and expense	(2,730,754)	4,737,915	2,044,000	(6,061,374)	-	(2,010,213)

Income before taxes and minority interest	164,882,342	34,964,299	90,231,681	180,172,114	-	470,250,436
Income tax	(68,442,336)	(4,792,909)	(61,143,001)	(25,824,226)	-	(160,202,472)
Minority interest	(38,631,222)	(12,749,921)	(43,930,000)	-	-	(95,311,143)

Net income (loss) for the year	57,808,784	17,421,469	(14,841,320)	154,347,888	-	214,736,821

Amortization (1)	77,228,978	60,605,926	199,836,136	11,999,567	-	349,670,607

Consolidated information as of December 31, 2009
Total Assets	3,282,258,220	990,542,752	5,232,764,443	877,591,880	(820,623,369)	9,562,533,926
Total Liabilities	1,592,783,820	520,352,778	2,863,963,479	340,957,254	(820,623,369)	4,497,433,962

(1) Includes amortizations and depreciation of fixed assets, intangible assets and other assets (recognized in cost of sales, administrative expenses and selling expenses), charge for reserve for Directors' options (recognized in administrative expenses) and goodwill amortization.

41

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 15. SEGMENT INFORMATION (CONTINUED)

Consolidated Statement of Income information at December 31, 2008

	Generation	Transmission	Distribution	Holding	Eliminations	Consolidated

Sales	1,780,683,218	228,522,916	2,000,198,000	4,301,627	-	4,013,705,761
Intersegment sales	-	-	-	30,424,401	(30,298,308)	126,093

Total sales	1,780,683,218	228,522,916	2,000,198,000	34,726,028	(30,298,308)	4,013,831,854
Cost of sales	(1,454,167,856)	(178,082,466)	(1,451,379,217)	(4,827,522)	6,097,809	(3,082,359,252)

Gross profit	326,515,362	50,440,450	548,818,783	29,898,506	(24,200,499)	931,472,602
Administrative expenses	(57,905,218)	(29,645,910)	(140,575,000)	(58,457,349)	24,200,499	(262,382,978)
Selling expenses	(9,846,227)	-	(126,260,000)	(3,545,412)	-	(139,651,639)
Amortization of goodwill	(14,733,121)	800,550	(5,631,950)	(274,634)	-	(19,839,155)

Operating income (loss)	244,030,796	21,595,090	276,351,833	(32,378,889)	-	509,598,830
Financial and holding results
Generated by assets	29,588,119	698,116	24,153,000	241,861	(5,789,051)	48,892,045
Generated by liabilities	(109,778,646)	(53,224,325)	(156,993,000)	84,252,102	5,789,051	(229,954,818)
Other income and expense	(1,361,312)	9,782,738	(29,359,211)	(2,255,909)	-	(23,193,694)

Income (loss) before taxes and minority interest	162,478,957	(21,148,381)	114,152,622	49,859,165	-	305,342,363
Income tax	(62,720,678)	(7,346,920)	(43,498,382)	4,724,854	-	(108,841,126)
Minority interest	(37,652,814)	16,090,305	(59,915,000)	-	-	(81,477,509)

Net income (loss) for the year	62,105,465	(12,404,996)	10,739,240	54,584,019	-	115,023,728

Amortization (1)	74,587,823	56,290,902	193,280,243	12,653,433	-	336,812,401
Consolidated information as of December 31, 2008
Total Assets	3,040,003,991	998,976,381	5,008,266,941	670,929,001	(579,997,774)	9,138,178,540
Total Liabilities	1,495,664,266	556,245,297	2,698,438,204	142,762,261	(579,997,774)	4,313,112,254

(1) Includes amortizations and depreciation of fixed assets, intangible assets and other assets (recognized in cost of sales, administrative expenses and selling expenses), charge for reserve for Directors' options (recognized in administrative expenses) and goodwill amortization.

42

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 16. DERIVATIVE FINANCIAL INSTRUMENTS

During the year ended December 31, 2009, the Company and its subsidiaries have executed transactions with derivative financial instruments seeking to use them as economic instruments to mitigate the risk generated by changes in the US$ exchange rate.

As of December 31, 2009, the Company maintains a consolidated purchasing position of US$ 229,1 million at the average excersise price of Ps. 4.24 per US$. Following the terms of the contracts, the Company and it’s affiliates have constituted guarantees for Ps. 100,9 million which are included under “Current Investments” in the balance sheet.

NOTE 17. LABOR LIABILITIES

The following are the benefits that the Company granted to certain employees under the existing collective union agreements:

a) seniority bonus to be granted to personnel with certain number of years of service;
b) a bonus for all workers having accumulated years of services with contributions to obtain the regular retirement.

Liabilities related to these benefits were determined contemplating all rights accrued by the beneficiaries to the plan until the years ended December 31, 2009 and 2008, based on actuarial studies carried out by independent professionals. Such liabilities are included in “Salaries and social security payable” under current and non-current liabilities.

Periodical benefit plan components as of December 31, 2009 and 2008 are as follows:

	As of	As of
	December 31, 2009	December 31, 2008

Cost for services	2,891,554	2,286,204
Cost for interest	8,376,764	6,825,520
Amortization of transition liability	-	732,786
Amortization of actuarial losses	779,000	1,364,499

Net cost of the year	12,047,318	11,209,009

Variations in obligations from benefits as of December 31, 2009 and 2008 is as follows:

	As of	As of
	December 31, 2009	December 31, 2008

Benefit obligation at the beginning of the year	48,857,489	33,032,753
Cost for services	2,891,554	2,286,204
Cost for interest	8,376,764	6,825,520
Actuarial loss	1,387,431	9,549,816
Past service costs	4,277,605	-
Benefit payments	(2,817,027)	(2,836,790)
Unrecognized transition liability	(12,335,364)	(9,116,122)
Unrecognized net actuarial income	(10,646,156)	(9,604,838)

Benefit obligation at the end of the year	39,992,296	30,136,543

43

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 17 (CONTINUED)

The actuarial assumptions used were as follows:

	2009	2008

Discount rate	17%	17%
Salaries increase	13%	13%
Inflation	11%	11%

As of December 31, 2009 and 2008, the company and its subsidiaries carried no receivables related to pension plans.

NOTE 18. SUBSEQUENT EVENTS

Repurchase of corporate bonds

As from January 1, 2010 and through the issuance date of these consolidated financial statements, the Company and its subsidiaries have acquired its own corporate bonds or those corporate bonds issued by the certain subsidiaries, for about US$ 10,8 million, equivalent to US$ 13,5 million of face value.

NOTE 19. OTHER FINANCIAL STATEMENT INFORMATION

The following tables present additional financial statement disclosures:

a.	Fixed assets, net

b.	Investments

c.	Intangible assets

d.	Other non-current assets

e.	Goodwill

f.	Allowances and provisions

g.	Cost of sales

h.	Foreign currency assets and liabilities

i.	Other expenses

44

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

a. Fixed assets, net

	Original values						Depreciation				12.31.09	12.31.08

Account	At the beginning of the year	Increases for the year	Increases for acquisition (1)	Disposals	Transfers	At the end of the year	At the beginning of the year	Disposals	Amount for the year	Accumulated at the end of the year	Net book value	Net book value

Land	9,994,511	484,311	-	-	689,450	11,168,272	-	-	-	-	11,168,272	9,994,511
Properties	199,085,746	201,287	-	(7,112,704)	4,143,452	196,317,781	(13,315,856)	58,628	(8,016,159)	(21,273,387)	175,044,394	185,769,890
High, medium and low voltage lines	1,845,698,063	-	-	(4,750,000)	177,071,000	2,018,019,063	(118,048,822)	2,598,000	(93,744,552)	(209,195,374)	1,808,823,689	1,727,649,241
Substations	681,006,153	-	-	(3,066,000)	143,069,000	821,009,153	(37,067,651)	2,473,000	(30,955,250)	(65,549,901)	755,459,252	643,938,502
Transformers chamber and platforms	410,189,433	-	-	(46,000)	69,742,000	479,885,433	(22,535,880)	43,000	(19,128,817)	(41,621,697)	438,263,736	387,653,553
Meters	402,678,000	-	-	-	48,142,000	450,820,000	(31,052,000)	-	(28,069,664)	(59,121,664)	391,698,336	371,626,000
High-voltage lines	370,887,707	969,029	-	-	(506,963)	371,349,773	(30,022,545)	(65,811)	(17,565,496)	(47,653,852)	323,695,921	340,865,162
Electricity equipment of transmission	308,709,198	5,788,011	-	-	2,077,142	316,574,351	(22,585,288)	-	(14,070,769)	(36,656,057)	279,918,294	286,123,910
Aerial and semi-heavy equipment	10,144,714	657,098	-	(69,306)	123,053	10,855,559	(2,022,729)	26,907	(437,592)	(2,433,414)	8,422,145	8,121,985
Laboratory and maintenance	3,857,886	6,520	-	-	6,532	3,870,938	(1,315,994)	-	(296,778)	(1,612,772)	2,258,166	2,541,892
Generation equipment and machinery	550,520,389	22,233,292	303,655	(1,253,620)	11,400,546	583,204,262	(49,166,315)	219,494	(32,125,867)	(81,072,688)	502,131,574	501,354,074
Vehicles	14,889,461	9,612,693	69,262	(1,524,056)	399,043	23,446,403	(2,980,917)	1,306,954	(4,290,812)	(5,964,775)	17,481,628	11,908,544
Furniture and fixtures and software equipment	43,708,961	7,641,230	103,364	(664,980)	2,347,597	53,136,172	(15,382,249)	214,020	(14,537,862)	(29,706,091)	23,430,081	28,326,712
Communication equipments	68,923,542	82,892	-	-	12,440,604	81,447,038	(9,608,731)	-	(7,463,096)	(17,071,827)	64,375,211	59,314,811
Materials and spare parts	60,961,376	20,701,060	-	(10,311,708)	3,772,957	75,123,685	-	-	-	-	75,123,685	60,961,376
Tools	7,340,523	3,021,189	3,964,929	(1,929)	22,497	14,347,209	(4,419,945)	1,360	(1,952,002)	(6,370,587)	7,976,622	2,920,578
Work in progress	509,703,598	836,253,545	8,706,923	(31,503,908)	(375,748,891)	947,411,267	-	-	-	-	947,411,267	509,703,598
Work and compulsory work performed	7,533,912	-	-	-	-	7,533,912	(1,119,872)	-	(415,149)	(1,535,021)	5,998,891	6,414,040
Advances to suppliers	359,483,709	167,972,744	117,506,025	(109,533,147)	(99,191,019)	436,238,312	-	-	-	-	436,238,312	359,483,709

Total as of 12.31.09	5,865,316,882	1,075,624,901	130,654,158	(169,837,358)	-	6,901,758,583	(360,644,794)	6,875,552	(273,069,865)	(626,839,107)	6,274,919,476

Total as of 12.31.08	5,277,742,601	806,000,270	-	(218,425,989)	-	5,865,316,882	(104,544,409)	5,138,038	(261,238,423)	(360,644,794)		5,504,672,088

(1) Corresponds to increases of fixed assets for the acquisition of additional interest in Inversora Ingentis and Endisa.

45

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

b. Investments

	As of	As of
	December 31, 2009	December 31, 2008

Short-term Investments
Time deposits and other securities (1)	151,093,231	163,340,064
Government securities (2)	6,545,605	115,984,002
Corporate securities	121,010,652	16,555,295
Mutual funds	100,104,152	142,281,880
Shares in other companies	69,235,994	48,510,401
Trusts (3)	19,707,602	14,489,491

Total short-term investments	467,697,236	501,161,133

Long-term Investments
Government securities	-	7,483,000
Shares in other companies	78,013,153	132,208,890
Trusts	-	48,945,000
Restricted bank accounts (4)	92,252,872	309,382,117
Other	408,000	5,989,002

Total long-term investments	170,674,025	504,008,009

(1) Include restricted availability assets for Ps. 100,945,728 and Ps. 102,138,668, as of December 31, 2009 and 2008, respectively.
(2) Include restricted availability assets for Ps. 42,037,617 as of December 31 2008.
(3) Include restricted availability assets for Ps. 19,707,602 and Ps. 14,381,379 as of December 31, 2009 and 2008, respectively.
(4) Include restricted availability assets for Ps. 92,252,872 and Ps. 309,382,117 as of December 31, 2009 and 2008, respectively.

46

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

c. Intangible assets

	Original values						Accumulated depreciation

Main Account	At the begining of the year	Increases for the year	Increases for acquisition (1)	Disposals	Transfers	At the end of the year	At the begining of the year	Amount for the year	At the end of the year	Net book value as of 12.31.09	Net book value as of 12.31.08

Concession contract	335,368,056	-	-	-	-	335,368,056	(42,275,447)	(18,741,051)	(61,016,498)	274,351,558	293,092,609
Organization expenses	3,219,140	29,628	3,219,140	-	-	6,467,908	-	(10,703)	(10,703)	6,457,205	3,219,140
Trademarks and patents	5,000	-	-	-	-	5,000	-	-	-	5,000	5,000
Intangibles identificable in acquisitions	24,524,452	-	-	-	-	24,524,452	(3,722,805)	(4,050,897)	(7,773,702)	16,750,750	20,801,647

Total as of 12.31.09	363,116,648	29,628	3,219,140	-	-	366,365,416	(45,998,252)	(22,802,651)	(68,800,903)	297,564,513

Total as of 12.31.08	363,110,940	5,708	-	-	-	363,116,648	(24,762,307)	(21,235,945)	(45,998,252)		317,118,396

(1) Corresponds to increases of intangible assets for the acquisition of additional interest in Inversora Ingentis.

47

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

d. Other non-current assets

	Original values					Accumulated depreciation

Main Account	At the begining of the year	Increases for the year	Disposals	Transfers	At the end of the year	At the begining of the year	Disposals	Amount for the year	At the end of the year	Net book value as of 12.31.09	Net book value as of 12.31.08

Fourth line proyect	186,898,350	-	-	-	186,898,350	(51,147,463)	-	(22,732,206)	(73,879,669)	113,018,681	135,750,887

Total as of 12.31.09	186,898,350	-	-	-	186,898,350	(51,147,463)	-	(22,732,206)	(73,879,669)	113,018,681

Total as of 12.31.08	186,898,350	-	-	-	186,898,350	(28,415,257)	-	(22,732,206)	(51,147,463)		135,750,887

48

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

e. Goodwill

		Accumulated	Net book value as of	Net book value as of
Main account	Original values	amortization	12.31.09	12.31.08

CIESA (4)	183,380,415	(34,866,567)	148,513,848	163,084,750
CTG (3)	(2,171,469)	632,135	(1,539,334)	(1,776,778)
DESA (5)	444,667,068	(12,054,232)	432,612,836	437,970,273
Edenor (5)	(7,654,000)	97,000	(7,557,000)	(7,654,000)
HIDISA (2)	139,289	(16,754)	122,535	130,911
IEASA (5)	22,784,530	(617,660)	22,166,870	22,441,388
Ingentis (6)	(23,422,864)	-	(23,422,864)	-
Inversora Diamante (2)	10,859,826	(1,974,515)	8,885,311	9,492,859
Inversora Nihuiles (2)	(745,689)	138,595	(607,094)	(649,742)
Powerco (3)	5,639,499	(981,757)	4,657,742	4,984,994
Transelec (1)	(17,369,690)	2,789,185	(14,580,505)	(15,343,903)

Total as of 12.31.09	616,106,915	(46,854,570)	569,252,345

Total as of 12.31.08	639,529,779	(26,849,027)		612,680,752

(1) Useful life has been estimated at 21 years based on the average weighted remaining useful life of the subsidiaries’ assets subject to depreciation.
(2) Useful lives have been estimated at 17 years based on the remaining term of the concession contracts of Hidroeléctrica Los Nihuiles and Hidroeléctrica Diamante, subsidiaries of Inversora Nihuiles and Inversora Diamante, respectively.
(3) Useful life has been estimated at 17 years based on the average weighted remaining useful life of the assets subject to depreciation of CTG, subsidiary of Dilurey and Powerco at acquisition date.
(4) Useful life has been estimated at 13 years based on the average weighted remaining useful life of the assets subject to depreciation of Central Piedra Buena, CIESA’s subsidiary.
(5) Useful life has been estimated at 83 years based on the remaining useful life of Edenor concession contract.
(6) A negative goodwill related to the portion attributable to identified nonmonetary assets has been recognized, which, considering the stage of the proyect, does not amortize.

49

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

f. Allowances and provisions

		12.31.09

	Balances at the beginning of the year	Increases	Decreases	Balances at the end of the year

Deducted from current assets
Allowance for doubtful accounts	39,247,629	21,721,432	(33,741,401)	27,227,660
Allowance for other receivables	4,953,770	3,975,000	(640,000)	8,288,770

Total allowances deducted from current assets	44,201,399	25,696,432	(34,381,401)	35,516,430

Deducted from non-current assets
Allowance for doubtful accounts	404,795	-	-	404,795
Allowance for other receivables	3,653,335	26,760,673	-	30,414,008

Total allowances deducted from non-current assets	4,058,130	26,760,673	-	30,818,803

Included in current liabilities
Provision for contingencies	52,756,000	15,500,000	(5,443,000)	62,813,000

Total provision included in current liabilities	52,756,000	15,500,000	(5,443,000)	62,813,000

Included in non-current liabilities
Provision for contingencies	51,710,559	2,556,589	(36,538,000)	17,729,148

Total provision included in non-current liabilities	51,710,559	2,556,589	(36,538,000)	17,729,148

50

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps..”) – unless otherwise stated)

g. Cost of sales

	For the years ended December 31,

	2009	2008

Inventory at the beginning of the year	25,810,445	41,905,190
Purchase of fuel and energy	1,498,723,822	1,481,101,564
Expenses for generation, transmission and distribution	1,691,068,763	1,583,366,814
Holding gain on inventory	1,771,572	1,796,129
Inventory at the end of the year	(20,108,615)	(25,810,445)

Cost of sales	3,197,265,987	3,082,359,252

51

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

h. Foreign currency assets and liabilities

	12.31.09				12.31.08

	Foreign currency class and amounts		Exchange rate	Amount in Ps.	Amount in Ps.

Assets
Current assets
Cash and banks	US$	35,570,465	3.760	133,744,948	104,581,952
	EUR	44,271	5.395	238,851	205,545
	CHF	35	3.665	128	-
	R$	384,129	2.159	829,297	1,306,934
	US	29,974	0.191	5,737	1,410
Investments	US$	55,433,845	3.760	208,431,257	280,536,927
	EUR	11,104	5.395	59,910	-
	R$	1,598	2.159	3,450	-
Trade receivables	US$	6,523,649	3.760	24,528,920	35,916,985
	R$	1,603,224	2.159	3,461,200	1,664,453
Other receivables	US$	13,601,995	3.760	51,143,500	68,765,687
	EUR	108,479	5.395	585,268	110,017
	R$	620,358	2.159	1,339,291	846,352
	US	-	-	-	176

Total Current assets				424,371,757	493,936,438

Non-current assets
Trade receivables	US$	98,076	3.760	368,766	288,405
Other receivables	US$	78,675	3.760	295,818	36,426,660
	R$	434,568	2.159	938,188	387,826
Fixed assets	US$	1,847,609	3.760	6,947,011	95,642
	EUR	-	-	-	5,472,543
Investments	US$	24,535,338	3.760	92,252,872	369,111,117

Total Non-current assets				100,802,655	411,782,193

Total Assets				525,174,412	905,718,631

US$: U.S. Dollars
EUR: Euros
R$: Brazilian Reais
US: Uruguayan Pesos
CHF: Swiss Francs

52

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

h. Foreign currency assets and liabilities (continued)

	12.31.09				12.31.08

	Foreign currency class and amounts		Exchange rate	Amount in Ps.	Amount in Ps.

Liabilities
Current liabilities
Accounts payable	US$	22,869,799	3.800	86,905,238	55,941,682
	EUR	1,025,830	5.453	5,593,852	3,916,138
	CHF	109,105	3.666	400,000	1,485,000
	R$	637,125	2.159	1,375,490	143,037
Financial debt	US$	13,601,522	3.800	51,685,782	32,010,816
	EUR	-	-	-	1,140,000
	R$	29,446	2.159	63,572	-
Salaries and social security payable	US$	-	-	-	2,894
	R$	572,497	2.159	1,235,963	542,765
	US	519,457	0.191	99,424	24,761
Taxes payable	R$	237,678	2.159	513,123	100,039
Other liabilities	US$	2,009,697	3.800	7,636,847	5,820,037
	EUR	8,986	5.453	49,000	-
	R$	364,883	2.159	787,746	962,942
	US	9,415	0.191	1,802	42,308

Total Current liabilities				156,347,839	102,132,419

Non-current liabilities
Accounts payable	US$	93,718	3.800	356,129	118,383
Financial debt	US$	443,220,997	3.800	1,684,239,787	2,302,934,130
Taxes payable	R$	304,275	2.159	656,899	86,422
Provisions	US$	62,714	3.800	238,313	238,313

Total Non-current liabilities				1,685,491,128	2,303,377,248

Total Liabilities				1,841,838,967	2,405,509,667

US$: U.S. Dollars
EUR: Euros
R$: Brazilian Reais
US: Uruguayan Pesos
CHF : Swiss Francs

53

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

i. Other expenses

	Generation/ Transmission/ Distribution	Selling	Administration	For the year ended December 31,

				2009	2008

Salaries and social security	374,738,379	55,086,802	120,405,781	550,230,962	425,276,155
Fees and compensation for services	133,491,726	53,031,816	60,379,488	246,903,030	217,684,418
Directors and Sindycs' fees	-	-	16,829,097	16,829,097	14,468,287
Reserve for Directors' options	-	-	11,061,342	11,061,342	11,766,672
Depreciation of fixed assets	256,945,670	3,388,345	12,735,850	273,069,865	261,238,423
Amortization of intangible assets	22,791,948	-	10,703	22,802,651	21,235,945
Amortization of other assets	22,732,206	-	-	22,732,206	22,732,206
Royalties and fees	25,630,430	-	-	25,630,430	23,680,005
Doubtful accounts (1)	-	(1,259,568)	16,375	(1,243,193)	15,507,136
Maintenance	32,293,435	41,058	2,836,470	35,170,963	35,171,105
Transport and per diem	8,258,603	67,142	3,876,133	12,201,878	8,889,369
Rental and insurance	23,584,768	629,000	23,682,470	47,896,238	26,925,259
Surveillance and security	7,627,699	339,000	2,126,604	10,093,303	7,880,985
Fuel consumption	665,315,259	-	219,770	665,535,029	699,280,766
Material and spare parts consumption	92,203,254	1,429,000	1,973,237	95,605,491	72,598,860
Taxes, rates and contributions	5,323,502	25,064,499	41,244,076	71,632,077	59,822,869
Communication	6,093,775	8,959,267	3,315,674	18,368,716	15,809,849
Advertising and promotion	4,950	731,655	17,075,185	17,811,790	14,059,730
Office expenses	287,350	3,083	1,423,799	1,714,232	1,894,340
Other	13,745,809	9,489,653	9,243,504	32,478,966	29,479,052

Total as of 12.31.09	1,691,068,763	157,000,752	328,455,558	2,176,525,073

Total as of 12.31.08	1,583,366,814	139,651,639	262,382,978		1,985,401,431

(1) Include Ps. 21,236,000 of recovery of allowance of doubtful accounts in the year ended December 31, 2009

54

Price Waterhouse & Co. S.R.L.
Firma miembro de PricewaterhouseCoopers
Bouchard 557, piso 7°
C1106ABG – Ciudad de Buenos Aires
Tel. (54-11) 4850-0000
Fax (54-11) 4850-1800

www.pwc.com/ar

Report of Independent Registered Public Accounting Firm

To the board of directors and shareholders of
Pampa Energía S.A.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of Pampa Energía S.A. and its subsidiaries at December 31, 2009 and 2008, and the results of its operations and its cash flows for the years ended December 31, and 2008, in conformity with accounting principles generally accepted in Argentina. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PRICE WATERHOUSE & CO. S.R.L.

(Partner)

Carlos Martín Barbafina

Buenos Aires, Argentina
March 5, 2010

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 22, 2010

Pampa Energía S.A.

By:	/S/ Roberto Maestretti
Name: Roberto Maestretti Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.